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Follow-Up Materials

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REGISTRANT'S NAME Smiths Group PLC

*CURRENT ADDRESS

**FORMER NAME

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NOV 07 2005

THOMSON FINANCIAL

FILE NO. 82- 34872

FISCAL YEAR 7-31-05

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82-34872

Smiths Group plc Annual report and accounts 2005

How we do what we do

smiths

Total activities
Statutory basis

	2005 £m	2004 £m
Sales	**3,017**	2,733
Operating profit	**311**	292
Pre-tax	**310**	300
EPS	**39.3p**	38.0p

Continuing activities
Headline performance – excluding amortisation and impairment of goodwill and other intangible assets, and exceptional items.

	2005 £m	2004 £m	
Sales	3,017	2,678	+13%
Headline:			
– operating profit	420	360	+17%
– pre-tax	413	350	+18%
– EPS	54.3p	45.9p	+18%

Contents

Smiths has had a good year. Sales on continuing activities are up 13%, while, on a headline basis, operating profit has risen by 17% and earnings per share are up 18%. The increase in earnings came from a good performance across all our businesses.

Keith Butler-Wheelhouse
Chief Executive

This Annual Report describes the fundamental strengths that made this possible.

Chairman's statement



Donald Brydon
Chairman



Headline earnings per share pence

+18%

2005	54.3
2004	45.9

Dividend pence

+7.4%

2005	29
2004	27

Statutory earnings per share

2005	2004	
39.3p	38.0p	+3.4%

The past year has seen good progress in Smiths with both sales and headline earnings ahead of the previous year. This growth has come from across our business indicating the underlying strength of the Company. I am also encouraged by the breadth of the progress I see throughout Smiths. Not only are our markets growing, but also new product development and other initiatives are enhancing the Company's position. At the same time, our acquisitions have strengthened the Company, making an immediate financial contribution, as well as broadening and deepening our technology base.

It is the excellence of the Smiths management that has made this progress possible. During my first year as Chairman I have visited many of the Group's operations both in the United Kingdom and overseas. I have been struck by the dedication and professionalism of our employees. There is a restless atmosphere throughout our operations born of a belief that improvement in all that we do is always possible. I have found that focus on improved production techniques, technology developments, innovative customer-oriented solutions and a passion for efficiency is common throughout all Smiths businesses.

Elsewhere in this report the Chief Executive sets out the principal strengths that apply across our business. These strengths are helping us focus on markets and technologies to deliver growth, both in sales and profit. Since I became Chairman in September 2004, I have asked the Board to concentrate on two issues: creating shareholder value from our existing activities and ensuring that we have the right businesses to continue to build shareholder value. These themes have underscored the work of the Board over the past 12 months, and will continue to do so looking forward.

Smiths has a tradition of successful and timely disposals and of using capital wisely in its acquisition strategy. I have been impressed by the disciplines applied to both and, of course, they will continue to underpin both activities going forward.

As to the Board itself, there have been several changes since last year's report. Keith Orrell-Jones retired last September after an important period as Smiths Group Chairman. He made a considerable contribution to Smiths and during his period as Chairman he made many friends. We all wish him well.

Sir Colin Chandler, formerly Deputy Chairman, stepped down at the Annual General Meeting. His wisdom and counsel will be missed. On the executive side, Einar Lindh and Lawrence Kinet both retired. I thank them for all their various contributions to the Company's development. I am pleased to say that Einar's 27 years of experience at Smiths is not yet lost to us: he has agreed to act as head of our medical business until the current search process is concluded.

Looking forward, Alan Thomson will retire next year, and we have announced that John Langston will be our next Finance Director. Alan will be a hard act to follow, and we are fortunate to have already on the Board such a well-qualified successor. Along with other changes, these steps are an integral part of our phased succession programme, for which we have the appropriate plans.

Much has been said and written about the Combined Code on Corporate Governance. The Smiths Board currently complies with the Code with one exception. The Board has concluded that I should be a member of the Remuneration Committee and participate in discussions. Should circumstances so dictate, the Board would have no compunction but to explain the need to deviate further. The relationship between the Chairman and the Chief Executive is central to successful governance and I am delighted to say that there is good rapport between Keith and myself, and our working relationship is proving highly productive. Boards – suitably independently minded – must do what is right in the interest of shareholders and I am in no doubt that your Board has the necessary independence to behave in this manner.

The Board has also been pleased with the progress made in respect of environment, health and safety (EHS) issues. We are continuing to reduce the environmental impact of operations by successfully meeting new targets. At the same time, the number of work-related accidents is also falling. A full EHS report is issued annually offering a comprehensive review of this important aspect of our corporate footprint.

With effect from 1 August 2005, Smiths will prepare its accounts using International Financial Reporting Standards (IFRS). Further details on this topic are outlined on pages 28 to 30.

Returning to performance in the past year, the consolidated results show an increase in sales from continuing activities of 13% and of headline earnings per share of 18%. As a result of this good performance, the Board is recommending that the dividend for the full year be increased by 7% to 29p. This means the final dividend is raised to 19.75p.

It is a privilege to chair any major British company. To lead such a dedicated company built on technical excellence and high-quality employees is an even greater privilege. I would like to thank everyone who works for Smiths for their commitment, determination and loyalty during the last 12 months. On such strong foundations there is every reason to be optimistic about the future.

Donald Brydon
Chairman

Chief Executive's statement



Keith Butler-Wheelhouse
Chief Executive

Group sales from continuing activities £m

+13%

2005	3,017
2004	2,678

Group headline pre-tax profit £m

+18%

2005	413
2004	350

Statutory pre-tax profit

2005 £m	2004 £m	
310	300	+3%

Smiths has had a good year. Sales on continuing activities are up 13%, while, on a headline basis, operating profit has risen by 17% and earnings per share are up 18%. The increase in earnings came from a good performance across all our businesses.

This is the result of both growth in the markets we serve, and the success of action taken over the past few years. Our markets are expanding robustly. At the same time, we are reaping the rewards of investing for growth over recent years, and keeping the cost base competitive. Our acquisitions also performed well, with current year acquisitions contributing £21m to headline operating profit.

In this Annual Report our objective is to explain how our business has developed over the last financial year and to provide a clear description of our activities. In this statement, I explain how we are managing the business for growth, as well as summarising the performance highlights of 2005, and commenting on the Company's prospects. The Operating and Financial Review, which runs from page 15 to page 37, contains details of Smiths performance by division.

How we do what we do

We have decided to make the theme of this year's report 'How we do what we do' in order to provide shareholders and other stakeholders with greater insight into our activities and organisational strengths. In the past, we have described Smiths chiefly through details of our divisions' activities. I will set these activities in context by explaining the six fundamental strengths that underpin everything we do. Each of these is important, and the order in which I have listed them does not imply any priority:

- We place great emphasis on creating opportunities for growth. We have a strong preference for markets with above average long-term growth. Medical devices, commercial aerospace, defence electronics and detection are all markets that are expanding rapidly. We also build advantageous competitive positions that allow us to achieve significant profitable expansion in sectors where overall growth is more modest.

Within our Specialty Engineering division, Interconnect is a good example of a business with positions that offer faster growth than the overall markets in which it competes.

- We pursue continuous productivity improvement, sustaining our competitive positions and helping to secure greater shares of our markets as we go forward. Our people have the expertise and receive the necessary support and training to make sure that we deliver on this. We are proud of our record for getting the very best out of our businesses.
- We have the scale and infrastructure to operate globally where that is appropriate. The form this takes varies by division. In Aerospace, the support activity is truly global, while manufacturing is more local and closely aligned to the location of our customers. In Medical, we now have in-house distribution subsidiaries in nearly 20 countries. In Detection, we are progressively establishing a global sales and support structure. And, in Specialty Engineering, John Crane has facilities in over 40 countries.
- We believe that helping our customers succeed is key to our future. Developing innovative technology is one way in which we do this, and we invest substantially in research and development (R&D). In order to enhance future growth rates, we have increased this investment over the past several years. Customers assist in funding a significant portion of R&D, and their involvement is just one of the ways we ensure that our products and services are focused on their needs. We always work closely with our customers to help ensure their customers are satisfied.
- We constantly look at our businesses to see how we can add value for shareholders by making portfolio changes. The sale of Polymer in the 2004 financial year and the acquisition of Medex in 2005 are good examples of this. By coincidence, the profits and the values of these two businesses are very similar. In the case of Polymer, a seals business, the purchaser could achieve synergies that were not available to Smiths. The sale price reflected this. Conversely, in the case of Medex, a medical devices business, there are synergies available to Smiths that were not available to the sellers. Taking these two transactions together we aim to add something like 50% to shareholder value via the synergies now open to us – and we have moved from polymers into the higher growth medical devices market.
- We believe in doing business the right way, through motivated, skilled and dedicated people. Smiths has a responsibility to be a leader in the way we conduct business. The Smiths Code of Corporate Responsibility and Business Ethics sets out a clear ethical framework for all employees to help them make the right decisions in difficult circumstances. As explained on pages 32 and 33, this Code has been extensively communicated and discussed across our businesses, with every employee challenged to maintain the highest of standards.

Highlights of 2005

All four divisions achieved double-digit growth in headline operating profits, with three achieving profit growth of 18% or more.

Turning to productivity and efficiency, sales per employee on an underlying basis grew by 5% in the year and headline operating profit per person grew at a similar rate. However, cash generation was below our usual level. There were several reasons for this. The largest effect was the concentration of sales in the final months of the year. This concentration was greater than last year, and caused year-end debtors to be some £40m higher, including the effect of the timing of payments on major defence programmes. These high year end debtors will turn into cash in the first quarter of the current financial year. We also increased stocks, over and above the growth in activity. This was to safeguard the ability to supply customers during a period of relocation of manufacturing (medical) and volume growth (commercial aerospace). Our capital investment programme involved net spend of £105m, exceeding depreciation by £28m. The cash expenditure on exceptional items was £35m.

Over the year we invested £295m in R&D. Approximately half of this sum was funded by our customers. Aerospace R&D was particularly investment intensive in 2005, with the Airbus A380 programme nearing completion and the Boeing 787 programme currently in full flow.

Current year acquisitions contributed 3% to headline pre-tax profit growth. These acquisitions were in line with our policy of generally buying relatively small businesses which bring something to Smiths that we particularly value. We spent approximately £96m on 10 such businesses in 2005, enhancing either technology or market access for our existing activities. We also made one transformational acquisition – spending £499m on Medex, which is an excellent strategic fit and moves us into the medical devices 'big league'.

Turning to divisional highlights, after several years of reduced demand, our Aerospace division is now performing well. In the commercial sector, sales rose by over 20% and this growth continues. Sales of defence equipment were 60% of the total, and increased by 9%.

Detection benefits from its broad spread of activities. The military, ports and borders, and emergency responders markets were particularly robust. This division grew most rapidly – with headline operating profits up by 20%.

In Medical, we are excited about the Medex acquisition, completed in March 2005. It delivers expanded opportunities and a much stronger overall product range, adding significantly to the division's profit potential. It provides opportunity for synergies both in terms of sales gains and cost savings. We have successfully completed phase I of the merger integration, which involved sales and marketing. Phase II will incur some one-time costs in 2006. To increase capacity and to make further improvements in quality, some of Medical's manufacturing facilities were upgraded during the year. In the process we fell behind in supplying some products to customers, losing modest sales as a result.

Specialty Engineering performed well and has grown to 31% of total activity by sales. Each of John Crane, Interconnect and Flex-Tek grew sales and improved margins. At 14%, the Specialty Engineering margin was in line with average margins across the Group.

Our 'Full Potential' programme

Two years ago we introduced a programme called Full Potential, with two sets of initiatives – the first intended to grow sales and the second to enhance profitability.

With reference to sales growth, we have significantly increased the rate of investment in new products, new technologies and new markets. At the cost line, we are reinvesting in manufacturing and other business processes to sustain our competitiveness, which will mean we can win an increasing share of available business.

Full Potential is yielding benefits across Smiths. However, neither this nor the wider performance of the Company would have been possible without a positive contribution from Smiths people. We have a skilled and dedicated workforce across the world and I thank them for their commitment over the past 12 months.

Looking forward

I am encouraged by prospects for the 2006 financial year. We expect continuing sales growth across Smiths with each division growing, aided by a full-year contribution from our recent acquisitions.

We expect to benefit from the growth we are seeing in the principal markets we serve. Additionally, our work to improve productivity, together with our R&D investment and acquisition activity, should help us to increase our share of these markets. Therefore, looking further forward, I am confident that Smiths is on track to deliver growth, with each of our businesses contributing to an improving performance.

Keith Butler-Wheelhouse
Chief Executive

Smiths has six fundamental strengths

Operating in sectors with high growth

We operate in sectors with strong growth profiles. Air travel is increasingly popular and Smiths technology is helping create a new generation of passenger aircraft; an ageing population in the developed world means that healthcare is a priority and Smiths helps to meet rising expectations; security and safety at airports, borders and other public locations have moved higher up everyone's agenda and Smiths helps meet these concerns; wireless communications networks are expanding rapidly and Smiths components are helping build the necessary infrastructure; oil and gas markets are booming and Smiths products help bring hydrocarbons safely to market.


:02P 7 ON TIME
:10P ON TIME
:22P 3 ON TIME
:35P 6 ON TIME
:52P 4 ON TIME
:55P ON TIME
:50P 8 ON TIME

Commercial aviation passengers increase. Airline passenger numbers are expected to double in the next 20 years. As a first-tier supplier to both Airbus and Boeing on the next generation of commercial aircraft, Smiths is well positioned to take advantage of this growth.

Delivering constant improvement

Sales growth is achieved through sustaining world-class competitiveness and paying close attention to operating efficiency. Ever-improving productivity is itself a strong engine of growth. Smiths has a long-standing culture of financial discipline and constantly finding ways to drive down costs is one of our core competencies. Establishing the right cost base and delivering products that evolve to meet our customers' needs is how we will realise our full potential.


BOLUS
START
PRESS ENTER TO
150
CURRENT
150
ML
HR

Medfusion™ 3500 Syringe Pump. Healthcare professionals constantly seek more efficient solutions and Smiths is developing and fine-tuning devices such as this Medfusion™ 3500 Syringe Pump so that clinicians can better treat their patients.

Reaching deep into global markets

Smiths is a global business. This experience helps us choose the best way to serve our customers, whether they are local, national or international enterprises. With significant presence in more than 40 countries, each Smiths business has the global reach appropriate to its market. We manufacture goods in both highly industrialised countries and increasingly in lower cost countries – ensuring the highest benefits for ourselves and our customers.



High performance seals, globally. John Crane operates in more than 40 countries and its high performance seals, such as this Type 28 dry running gas seal, protect tens of thousands of miles of pipeline and the majority of the world's oil refineries, as well as many hundreds of facilities in the oil and gas, petrochemical, power and pulp and paper industries.

Developing technology to help customers succeed

We grow by developing technology in our chosen sectors to help our customers achieve their goals. This year we invested a total of £295m in R&D, 10% of sales, including £152m funded by our customers. Our strength lies not just in the development of new ideas but also in the application of technologies to address new market opportunities and meet expanding customer requirements.



Technology to help our customers develop tomorrow's aircraft. Using innovative technology we are helping meet the challenges in developing Northrup-Grumman's X-47B joint unmanned combat air system (J-UCAS). After the project's partners, Smiths is the largest supplier with 10 major systems/subsystems on board, each offering focused benefits for our customer. For example, our landing gear technology enables the aircraft to operate from US Navy carriers at sea, enduring the rigours of catapult take-offs and arrested landings.

Improving our business mix

We have a track record of acquiring businesses that help us to grow, while selling those that are worth more to others than to Smiths. Acquisitions make a strong contribution to growth and are an additional source of new technology alongside R&D. Smiths has a proven competence in identifying, acquiring and effectively integrating high performance technology companies. Each acquisition fulfils at least one of four criteria: giving access to important new technology; extending a product range; expanding geographical reach; or establishing a significant presence in an adjacent market.



X-ray cargo inspection systems. Heimann CargoVision x-ray inspection systems allow customs and other authorities to see inside containers of cargo, helping stem the flow of contraband and smuggling. The acquisition by Smiths of Heimann Systems GmbH in December 2002 doubled the size of our detection business and assisted it to grow into the leader in its field.

Doing business the right way

Across Smiths we aim to deploy technology in ways that advance our customers' capabilities and provide them with economic advantages. We do this while upholding the highest ethical standards. Our people have the experience and skills to ensure that we achieve these objectives. To support this, the Smiths Group Code of Corporate Responsibility and Business Ethics sets out a clear ethical framework for all employees. This has been widely communicated across Smiths, clearly setting out the standards which all employees must uphold.



Needlestick protection. Protecting individuals from needlestick injuries is a major concern of healthcare workers, governments, health insurance providers and manufacturers, and the Medex PROTECTIV® I.V. catheter is just one example of how Smiths Medical helps keep people safe. As the needle shown is withdrawn after use, it is automatically rendered blunt and therefore harmless. At Smiths, placing a high value on the health and safety of our employees is just one important part of our ethical code.

Summary performance

Aerospace

Smiths Aerospace comprises two distinct business units: Smiths Aerospace Systems designs and manufactures digital, electrical and mechanical systems for military and commercial aircraft. Smiths Aerospace Components supplies high-value components to the principal engine manufacturers.

Customers are the major airframe platform and engine manufacturers worldwide, and, for service and support, defence departments and airlines.

Detection

Smiths Detection designs and manufactures equipment to detect and to identify explosives, weapons, contraband and dangerous substances.

The customers are airport, transportation and customs authorities, emergency services, civic authorities and defence departments.

Medical

Smiths Medical is a supplier of specialist medical devices to global markets. Smiths Medical comprises three product groupings: Safety Devices, Critical Care and Medication Delivery & Patient Monitoring.

Specialty Engineering

The Specialty Engineering division comprises four businesses:

John Crane provides mechanical rotating seals used in process plants.

Interconnect supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems.

Flex-Tek provides ducting and hosing for a wide range of applications, mainly for heating & ventilation and domestic equipment.

Marine Systems supplies marine electronics and charts.

Continuing activities

	2005		2004	
	Sales £m	Profits £m	Sales £m	Profits £m
Aerospace	1,158	117.9	1,006	99.7
Detection	367	66.8	317	55.6
Medical	563	108.2	487	91.6
Specialty Engineering	929	127.5	868	113.2
Total sales	3,017		2,678	
Headline* operating profit		420.4		360.1
Interest		(22.9)		(13.0)
Pensions financing		15.1		3.2
Headline* pre-tax profit		412.6		350.3
Headline* EPS		54.3p		45.9p

*before amortisation and impairment of goodwill and other intangible assets, and exceptional items

Discontinued activities

	2005 £m	2004 £m
Total sales	–	55.0
Operating profit	–	0.3
Interest	–	(2.4)
Pre-tax profit	–	(2.1)

Continuing and discontinued activities

	2005 £m	2004 £m
Total sales	3,017	2,733
Headline* operating profit	420.4	362.3
Amortisation of goodwill**	(61.0)	(39.0)
Operating exceptional items	(48.2)	(30.9)
Statutory operating profit	311.2	292.4
Non-operating exceptional items	6.4	19.9
Interest	(22.9)	(15.4)
Pensions financing	15.1	3.2
Pre-tax profit	309.8	300.1
EPS	39.3p	38.0p

**goodwill amortisation includes impairment and amortisation of intangible assets

Market analysis

Sales


Specialty Engineering
Aerospace
Medical
Detection

Headline profit


Specialty Engineering
Aerospace
Medical
Detection

Analysed by origin

Sales


RoW
Europe
UK
North America

Headline profit


RoW
UK
Europe
North America

Operating and financial review

Group activities

Smiths Group is a global engineering business serving aerospace, medical device, detection and specialty engineering markets.

Strategy

Smiths Group is committed to creating long-term value for shareholders by building and sustaining strong businesses in growth sectors.

The objective is to create value primarily from organic growth and from reinvestment of self-generated cash-flow. Portfolio adjustments – both acquisitions and disposals – are made with the objective of enhancing value for shareholders.

Changes in the Group composition

In March 2005, Medex was acquired at a total consideration of £499m for the shares plus net debt at date of acquisition and costs. On a pro forma basis, Medex adds 35% to annual sales of the Medical division. This acquisition is described in the Medical division section below, and in note 24 to the accounts.

During the year, a further ten businesses were purchased. The aggregate consideration for these acquisitions was £96m. Each of the four divisions benefited. Further details are given in the divisional paragraphs below and in note 24.

Accounting policies

These accounts are prepared under UK GAAP, using appropriate accounting policies consistent with those used in the 2004 accounts. Further details of the accounting policies are on page 62. The prospective effect of applying International Financial Reporting Standards is outlined on page 28.

Review of operations

In this review, in addition to referring to the various statutory measures of profit, there are references to the 'headline profit' – meaning before amortisation and impairment of goodwill and intangibles, and before exceptional items. This measure is used because the Company believes that it provides valuable additional information on underlying earnings trends.

Profit and loss in summary

The table below shows the overall performance, on a headline basis:

	2005 £m	2004 £m	
Sales from continuing activities	**3,017**	2,678	+13%
Headline:			
– operating profit	**420**	360	+17%
– pre-tax profit	**413**	350	+18%
– EPS	**54.3p**	45.9p	+18%

Compared to sterling, the average exchange rate of the US dollar weakened by 6% year-on-year, whereas the average euro exchange rate was unchanged. The effect of currency translation is identified for the Company, and for each division, in the relevant paragraphs below.

Performance

The main performance measures used by the Company are sales, profits and cash generation.

Sales

Sales were £3,017m, an increase of 13% over the £2,678m achieved by the continuing activities in 2004.

The translation of the sales of overseas business units at this year's average exchange rates reduced sales by 3%.

Acquisitions made during the year contributed £93m, or 4%, to the sales increase.

Excluding the effect of both current-year acquisitions and currency translation, sales grew by 12%. All four divisions contributed to the growth. Detection showed the strongest growth. Further detail of each division's growth is shown in the divisional paragraphs.

Profit

The headline operating profit increased from £360m to £420m – an increase of 17%.

The translation of the profits of overseas business units at this year's average exchange rates reduced profits by 3%.

Acquisitions made during the year generated headline operating profit of £21m.

Excluding the effect of both current year acquisitions and currency translation, headline operating profit grew by 14%, with all four divisions contributing to the growth.

The operating profit on a statutory basis, after taking account of amortisation and impairment of goodwill and other intangible assets, and exceptional items, was £311m. This compares with £292m in 2004.

Research and Development
A total of £295m was invested in Research and Development (R&D), equivalent to 10% of sales. Of the total, £152m was funded by customers. The comparative figures in 2004 were £260m and £123m.

R&D is a measure of Smiths commitment to the future organic growth of the business and is discussed further in the divisional sections below.

Interest and other financing charges
Interest payable on debt, less interest on cash deposits, was £23m, compared with £13m in 2004 for continuing activities. The £10m increase is entirely attributable to the cost of financing current year acquisitions.

The net interest costs are 18 times covered by headline operating profits.

The Group accounts for pensions using FRS17, which requires the overall retirement benefit cost to be analysed into two elements, one of which is treated as a financing item. This financing item was income of £15m in 2005, compared with £3m income in 2004, reflecting the strengthening of the funding position of the pension schemes.

Headline pre-tax profit
Headline pre-tax profit was £413m, an 18% increase over the £350m achieved in 2004.

Amortisation and impairment of intangible assets
Goodwill amortisation (before tax) was £54m, compared with £39m in 2004. Goodwill impairment of £6m has been charged in 2005 (2004: nil). Amortisation of other intangible assets was £1m (2004: nil). Further details are in note 13.

Exceptional items
Operating exceptional items were £48m. Integration costs of the Medex acquisition were £10m, the settlement of a legal dispute with Medtronic MiniMed accounted for £15m. The balance related to the restructuring programme which was announced during 2004. The comparative operating exceptional item in 2004 was £31m.

It is expected that there will be further costs of about £40m to integrate Medex.

Non-operating exceptional profits were £6m compared with £20m in 2004.

Further details of the exceptional charges are shown in note 5 to the accounts.

Pre-tax profit
Profit before tax on a statutory basis was £310m compared with £300m in 2004.

Taxation
The tax charge for the year represented an effective rate of 26% on headline profit before taxation. The tax rate in 2004 was 26.5%.

Earnings per share
Headline earnings per share, increased from 45.9p to 54.3p, an increase of 18%.

Earnings per share on a statutory basis was 39.3p, compared with 38.0p in 2004.

Cash-flow
The Company places considerable emphasis on the generation of cash, with the objective of providing resources for the growth of the business both organically and by acquisition. In 2005, the Company achieved significant organic growth in addition to acquisitive growth.

The operating cash-flow after net capital expenditure and before exceptional items was £280m – lower than the £329m reported in 2004. The reduction reflects the investment to finance organic growth, mainly capital expenditure and higher stocks and debtors, as well as the timing of payments on major defence programmes.

Smiths measures operating cash-flow after capital expenditure as a ratio to operating profit. The increased investment in capital equipment, stocks and debtors caused this ratio to be 67%. This compares with Smiths 80% target and 91% achieved in 2004.

Cash expenditure on exceptional items was £35m, compared with £23m in 2004.

Free cash-flow – that is cash-flow after interest and tax but before acquisitions and dividends – was £147m, compared with £255m in 2004. The lower free cash-flow reflects the

Smiths products and services in action



01



02

01 Smiths provides latest technologies for Eurofighter, including the industry's first direct voice input system.

02 Smiths Aerospace is providing the health and usage monitoring programme on the US army helicopter UH-60L.

investments referred to above, plus tax and interest payments £47m higher than in 2004.

Dividends paid in the year amounted to £154m, compared with £146m in 2004.

Acquisitions and disposals resulted in a net expenditure of £598m including debt assumed, compared with a net receipt of £291m in 2004.

Net debt
The net debt at July 2005 was £931m, compared with £273m at July 2004.

The principal reason for the increase was the Medex acquisition, which resulted in a £499m cash outflow in the year.

Divisional developments and performance

Aerospace

Overview
Smiths Aerospace comprises two distinct business units: Smiths Aerospace Systems designs and manufactures digital, electrical and mechanical systems for military and commercial aircraft. Smiths Aerospace Components supplies high-value components to the principal engine manufacturers.

Customers are the major airframe platform and engine manufacturers worldwide, and, for service and support, defence departments and airlines.

The analysis of sales by sector is:


Military
Commercial

Smiths Aerospace's manufacturing is concentrated in the US and the UK.

Smiths Aerospace employs 10,600 people.

Business developments
Integrated Aerospace Systems was acquired in November 2004 for £57m, expanding Smiths landing gear business.

Integrated Aerospace is a California-based manufacturer of landing gear products for small aircraft including US military helicopters, fighter aircraft, business jets and unmanned aerial vehicles (UAVs). Examples include the F-18 Hornet and Super Hornet and the UH-60 Black Hawk. Integrated Aerospace also supplies external fuel tanks for fighter aircraft and helicopters. Integrated Aerospace secured a significant award on the X-47B since joining Smiths.

Markets
Smiths serves both the military and commercial Aerospace markets. The military market is the larger for Smiths – accounting for 60% of sales.

Military
The overall global market for advanced military aircraft has been stable. The chart shows the trend in the build of fixed-wing military aircraft, expressed in units.


500
400
300
200
100
0
2000
2001
2002
2003
2004
2005 est

Relative to aircraft build rates, the demand that systems and component suppliers see is much more programme-specific and is subject to varying leads and lags. As an example, the demand on systems suppliers for the Eurofighter Typhoon in 2005 was relatively low, as supply for tranche I production was largely completed in earlier years, and supply for tranche II is largely in the future.

Commercial
The demand from the commercial market has a quite different trend. The number of commercial jets built by Airbus and Boeing over the last five years is:


1,000
800
600
400
200
0
2000
2001
2002
2003
2004
2005 est


01


02

01 Smiths is a tier one supplier on the Boeing 787 Dreamliner.

02 Smiths is supplying six significant systems on the Airbus A380 which had its first flight on 27 April 2005.

Between 2001 and 2003, commercial jet production build rates fell by a third. 2004 saw a small increase and production is forecast to increase by 13% in 2005.

As in the military market, the success of the actual aircraft and engines that have high Smiths content is a key factor. The most important aircraft in current production for Smiths are Boeing 737 and the Airbus A320 family. The build rate for these narrow-bodied jets is forecast to increase by 17% in 2005.

Aftermarket

The aftermarket is important in both the commercial and military markets. The largest driver of aftermarket demand is aircraft utilisation.

Airline traffic in 2005 is estimated to grow by 7%. Usage of military aircraft has remained stable.

Performance

	2005 £m	2004 £m	Increase
Sales	**1,158**	1,006	15%
Headline operating profit	**118**	100	18%

Sales rose 15%, of which current-year acquisitions accounted for 2%. The translation of the results of US businesses at the lower dollar exchange rate reduced sales by 3%.

The underlying business growth varied by sector. Growth of the commercial business was strong, reflecting increased demand for both original equipment and spares. Sales to the commercial market increased by 25%, benefiting from increased production of Boeing 737 and Airbus A320 aircraft.

Sales of defence equipment increased by 9%. Deliveries were maintained on key US programmes, including F-18 Super Hornet, Apache Longbow and C-17 Globemaster, but there was a lull between tranches I and II of Eurofighter Typhoon. Activity on military development programmes remained at a high level, notably on F-35 JSF, C-130 AMP and KC-767 Tanker, although some cost growth was experienced. Systems for the Tanker were supplied to meet Japanese and Italian requirements. Defence aftermarket sales grew by 6%.

Headline operating profit rose by 18%, with the profit margin increasing to 10.2%. The profit increase reflects higher volume and better cost control, together with the impact of cost growth on some contracts which was partially offset by additional recoveries from customers. Good progress on other contracts allowed the recognition of additional profit in the year. The Boeing 787 and Airbus A380 are important projects. Overall, self-funded development investment increased to £82m. Total development including customer-funded development was £223m, an increase of 13%. R&D is discussed more fully in the forward looking section below.

The two-year restructuring programme announced in 2004 continued in 2005. This included streamlining business processes, moving lower value-added work to lower cost locations, and outsourcing where appropriate.

The cost of the restructuring is reflected in a £16m exceptional charge.

Phase I of the factory in China, which was constructed to win new engine components business, is now fully operational and the second stage of building construction is complete.

Forward-looking issues

Smiths Aerospace has, for the last several years, invested increasingly in R&D and low cost facilities to secure positions on future programmes. Company-funded R&D is largely related to the major commercial airliners presently being developed by Boeing and Airbus – the 787 and A380 – plus, in the military market, the Boeing 767 Tanker.

Customer-funded investment has also trended up over the last several years, reflecting the Company's success in winning positions on major military aircraft that are expected to enter production in coming years.

The increasing level of R&D is an important aspect of recent financial performance, and is key to future prospects. The table below shows the recent trend:

	2002 £m	2003 £m	2004 £m	2005 £m
R&D				
Customer-funded	81	112	116	**141**
Company-funded	67	75	81	**82**
Total	148	187	197	**223**

In 2005, some 60% of expenditure relates to Boeing 787, Airbus A380 and Boeing 767 Tanker. Smiths investment in systems for the A380 and the Tanker is now declining as these aircraft move into the production phase.


01


02

01 The Sentinel II walk-through portal detects explosives and drugs at airports, customs and major buildings.

02 The mobile cargo inspection system, HCV2, can inspect 25 trucks per hour.

The recent three years of high investment has given Smiths prospects for an increased share of the systems to be supplied in future years.

In the commercial business, these prospects are supported by firm business – on the A380 and the Boeing 787, and on key engine programmes, notably the CFM56 for narrow bodies and the CF34 for regional jets. The value of Smiths products on these aircraft is much higher than that on older generation aircraft.

On the military side, Smiths has high content on the platforms with prospects of significant sales over the years ahead. Unlike the commercial business, Smiths military sales are less concentrated in a few key platforms. This in part is due to update programmes of older aircraft, which form an important part of the military business. Particular original equipment programmes of importance to Smiths are the F-18, F-35 and Eurofighter Typhoon. Update programmes include the C130.

Investment in new equipment and facilities to support growth has been made, particularly in the engine components business, where growth opportunities are enhanced by out-sourcing by engine manufacturers.

The investment in key future programmes and action to ensure an appropriate cost base are key elements in securing a strong future for Smiths Aerospace.

The division should perform well in the year ahead. In the longer term, recent successful selection on new commercial and military programmes will ensure long-term growth.

Other developments

Smiths Aerospace will be affected by the International Financial Reporting Standards (IFRS) to be introduced in 2006 more than other Smiths divisions. This arises from the different accounting treatment for the cost of development work where there is reasonably assured future value. Under IFRS, the cost of development work where this condition is satisfied will be capitalised and then expensed in future periods as the production takes place – thus aligning the expense with the income.

Detection

Overview

Smiths Detection designs and manufactures equipment to detect and to identify explosives, weapons, contraband and dangerous substances.

Its products are sold in 160 countries and are now installed in 3,500 of the world's airports. It has an unrivalled range of technologies, including trace detection, x-ray, millimetre wave, infra-red and biological agent analysis. Customers are mainly government and public service operators, including homeland security, customs and immigration authorities, emergency responders and military forces. Initially event-driven, purchase decisions now involve careful threat assessment and re-equipment with new advanced technologies that are more cost-effective.

Manufacturing is concentrated in North America, Germany, France and the UK, with marketing worldwide.

Smiths Detection employs 2,000 people.

Business developments

Farran Technology was acquired in February 2005 for £15m, plus a further potential deferred performance payment.

Farran designs and produces sensors which enable the natural emission of 'millimetre waves' to be used to create an image to detect a variety of hidden threats.

Farran's people-screening portal employing millimetre wave technology is at an advanced stage of testing, with prototype trials expected within 12 months.

The millimetre wave technology potentially complements x-ray and trace detection technologies which are already widely deployed in airports and in other high-traffic premises.

ETI Technology was acquired in July 2005 for £3m, plus a further potential deferred performance payment.

ETI has developed optical sensors that perform initial screening of biological agents. The technology has applications in military, emergency response and critical infrastructure markets.


01


02


03

01 Firefighters use Smiths Detection's APD2000 after an incident to check clothing for dangerous chemicals during decontamination.

02 CozMore®, the insulin technology system, offers diabetes sufferers better blood glucose control, eliminating daily multiple injections.

03 Tracer III® peripheral nerve block system provides anaesthetists with a targeted approach to pain management

Post the year-end, Smiths Heimann Biometrics (SHB) was merged with Cross Match Technologies Inc. in return for a shareholding of approximately 40% in the enlarged group. SHB and Cross Match supply complementary products and services that enable the reading, storage and recognition of biometric data. SHB's sales in 2005 were £13m and net assets were £7m. Smiths investment will be accounted for on an equity basis.

Markets

Smiths products serve the transportation, critical infrastructure, ports and borders, military and emergency responder markets.

Within transportation, the airport market experienced a major re-equipment phase in 2002 and 2003. Market demand has since reduced to a more sustainable level. Looking ahead, as technology develops, a further re-equipment phase is likely.

The critical infrastructure market comprises projects undertaken by governments and other agencies. Individual contracts can be large, giving volatility year-by-year in the overall market size.

The ports and borders market is experiencing growth caused by both security considerations and the need to reduce shipments of contraband and hence duty avoidance.

The military market accessible to UK and US technology is restricted by export controls, thus the two domestic governments form a large part of the market. This market, too, is influenced by significant contracts that are large in relation to the total market, although typically such contracts run for several years.

The emergency responder market is smaller than the other markets, and is characterised by more localised purchasing decisions and steadier growth.

The markets served by Smiths Detection are particularly influenced by specific events and the perception of the threat of terrorist activity or other security issues – this perception itself has been and is likely to remain volatile.

Performance

	2005 £m	2004 £m	Increase
Sales	**367**	317	16%
Headline operating profit	**67**	56	20%

Sales rose 16% – with current-year acquisitions contributing less than 1%. The translation of the results of US businesses at the lower dollar exchange rate and the effect of exchange on other non-UK businesses reduced sales by 2%. Excluding both current-year acquisitions and the effect of exchange translation, sales rose 17%.

Military sales grew by a third, with the US Automatic Chemical Agent Detector Alarm (ACADA) contract the largest element.

Within the other sectors, sales to the Asia Pacific region grew by 30%, albeit from a small base, and now comprise 10% of total sales.

Headline operating profit rose by 20%, with the profit margin increasing slightly to 18%. The translation of the US earnings at the lower dollar exchange rate and the effect of exchange on other non-UK businesses reduced profit by 1%.

Excluding both current-year acquisitions and the effect of exchange translation, headline operating profit rose 21%.

The profit increase reflects principally the volume increase, and the effect of business mix.

R&D expenditure was £24m, an increase of £3m. Technology enhancement remains a high priority for Smiths Detection. Company-funded R&D was equivalent to 7% of sales in the year and government funding added a further 2%. Among 400 engineers are 100 scientists identifying the most appropriate technologies for still-emerging threats.

Smiths has also invested in a US venture capital fund which will give the Company an early view of potentially attractive innovation.

Several important contracts were secured during the year.

The US Department of Defense ordered more than 5,200 ACADA systems. The UK Ministry of Defence accepted into service the Lightweight Chemical Detector, triggering a £20m production contract. Other chemical agent detector orders included those from the Dutch, Japanese and Indian governments.

Following trials by the US Transportation Security Administration, an initial contract for 25 Sentinel II personnel screening systems was supplied.

Airport security systems orders included Germany, Korea, Australia, Bangladesh, Algeria and London Luton.

New products launched in the year included x-ray machines giving higher resolution images and the new Sentinel II walk-through portal. The Ionscan® desktop trace detection range has been extended to offer dual capability – simultaneously detecting microscopic amounts of narcotics and explosives.

A new cargo screening system has been launched detecting radioactive materials hidden in trucks or containers.

Following the launch of a new mobile cargo inspection system last year, 20 of these high-value systems were sold in 2005.

Sales of critical infrastructure and emergency responders products also made good progress. Deliveries of anthrax detection systems for the US Post Office have continued, and the SensIR products acquired in June 2004 are now being sold worldwide. A new portable unit which can identify any of 5,500 gases present at the scene of an incident was launched, less than a year after the concept was first demonstrated.

The two-year restructuring programme announced in 2004 continued in 2005. The programme involved the consolidation of facilities.

The cost of these actions in 2005 was fully provided for within the £3m exceptional charge in 2004.

Forward-looking issues

Smiths strategy is to build a global business meeting customers' needs to detect biological and chemical agents, weapons, contraband and explosives.

To fulfil this strategy Smiths aims to develop technology internally, and to make acquisitions both of technology start-ups and more established businesses.

Trading performance in a particular period will depend on the contracts secured, which can be large and irregular. Tendering activity is at a high level, giving good confidence of growth in 2006.

Medical

Overview

Smiths Medical is a supplier of specialist medical devices to global markets.

Smiths Medical comprises three product groupings: Safety Devices, Critical Care and Medication Delivery & Patient Monitoring (MDPM).

The analysis of sales by product sector, including Medex on a full-year basis, is:


MDPM
Safety
Critical Care

Smiths Medical's customers are hospitals and other healthcare providers worldwide. Most territories are serviced through wholly-owned local sales and distribution companies. The US is the most important market, followed by Europe and Japan.

Manufacturing is concentrated in the US, the UK, Mexico and Italy.

Smiths Medical employs 7,500 people.

Business developments

Medex Inc. was acquired in March 2005.

Medex is a leading supplier of infusion equipment used in critical care, specialising in intravenous infusion catheters which prevent needlestick injuries. Its products are complementary to the Smiths Medical range, selling to the same customer base in hospitals and other healthcare locations.

Medex was formed through a management buyout by its current management team in February 2001 from Saint Gobain Performance Plastics Corp. It subsequently acquired Inhalation Plastics, Inc. in May 2002 and the vascular access business of Ethicon Endo-Surgery ('Jelco') from Johnson & Johnson in May 2003.

Medex employs some 2,000 people, including 1,100 in the US. The US operations are located in Ohio, Illinois, Connecticut and Georgia, with additional plants in Mexico, Germany, Italy and the UK.

Two-thirds of Medex's sales are of intravenous catheters. The range incorporates devices which help prevent accidental injuries caused by 'sharps' which remain exposed after use. These Medex products sell to many of the same customers as the range of Smiths Needle-Pro® needle protection devices.


01


02


03

01 Interconnect supplies devices to protect base stations from power surges and lightning strikes.

02 The John Crane Type 8600 high duty seal.

03 Flex-Tek has developed a new line of vacuum cleaner hoses for domestic 'central vacuum' systems.

The Medex intravenous catheters and the Smiths needle protection devices together comprise the Smiths Safety Devices product grouping, with a dedicated sales force in the US and a global distribution network.

The new Critical Care product grouping comprises the balance of the Medex product offering, plus the product range of Smiths former Anaesthesia Systems division excluding safety products.

Through this transaction, Smiths expects to generate significant additional sales of both Smiths Medical and Medex products. The Medex products will increase Smiths presence at a number of important customer call points, especially infection control departments, intensive care units and respiratory departments. Geographically, two-thirds of Medex's sales are made in North America and, while it has already successfully established a presence in Europe, there is considerable opportunity to take its products more widely into world markets through Smiths Medical International.

The business of Sevit, engaged in the distribution of Smiths products in Italy, was acquired in July 2005 for £3m. Smiths agreed the disposal of pvb Critical Care GmbH in Germany for £7m. It had sales of £11m in 2005 and net assets of £3m.

Smiths has entered into a cross-licensing agreement with Medtronic MiniMed Inc. and previously pending litigation between the companies relating to the Deltec Cozmo® insulin pump has been terminated. Under the terms of the agreement, Smiths will make an initial payment to Medtronic and will pay a royalty on future sales of the current model. The £15m cost of the settlement has been treated as an exceptional charge.

Markets

Smiths product ranges serve markets growing at varying rates. The two main contributors to overall market growth are the ageing of populations and increasing spending on healthcare.

The US market for insulin pumps is growing at 20% pa, with an increasing population of diabetes sufferers and a growing preference for the use of pumps. In Europe, the growth varies from 3% to 10% per annum.

The market for safety needles and catheters has enjoyed significant growth in the US, driven by the progressive conversion of the market from traditional products. In the US, 2005 market growth is estimated at 5%, reflecting the present 60% conversion of the market to safety for needles and 90% conversion for peripheral intravenous (IV) catheters. In other markets, the conversion to safety products is in its infancy, with minimal sales but rapid growth.

The market for other core products in the US is generally growing in the range 2% to 7% per annum, with anaesthesia/respiratory care market growth at the lower end of this range. In Europe, market growth is generally similar to the US. Elsewhere, growth rates are variable. In Japan, government practices on the reimbursement of medical costs cause volume increases to be offset by price reductions.

Developing country markets are growing at varying rates, generally in the 4% to 7% range. Developing countries account for only 9% of global spending on medical devices, thus growth in these markets is not at present a major contributor to overall market growth.

Performance

	2005 £m	2004 £m	Increase
Sales	**563**	488	16%
Headline operating profit	**108**	92	18%

Sales rose 16% – benefiting from the four-month contribution from Medex. The translation of the results of US businesses at the lower dollar exchange rate, and the effect of exchange on other non-UK businesses, reduced sales by 3%. Excluding both current-year acquisitions and the exchange translation effect, sales rose 4%.

Underlying business growth varied by sector. Safety products exhibited stronger growth. Within MDPM, the diabetes pumps grew strongly. Within Critical Care, the sales of third-party products contracted as the process of withdrawing from such products in Japan continued.

Several new products were launched during the year. The range of Saf-T Wing® blood collection set products was expanded and the Needlepro® EDGE™ needle protection device was launched, with a unique colour coding system clearly identifying the needle gauge to the clinician. The Omnifuse® PCA was launched – a syringe pump featuring software to reduce medication errors. The Tracer® III peripheral nerve block system was launched, providing anaesthetists with a targeted approach to pain management. The Equator® convective warming device was launched, incorporating devices to detect the presence of air in the blood, or crystalloid in the IV line.

During the year, various manufacturing processes were upgraded, to increase capacity and to make further improvements in quality. The supply of some products was reduced during the transition, leading to a modest loss of sales and some duplication of inventory.

Headline operating profit rose by 18%, with the profit margin increasing 0.4% to 19.2%.

The translation of the US earnings at the lower dollar exchange rate and the effect of exchange on other non-UK businesses reduced profit by 4%.

Excluding both current-year acquisitions and the effect of exchange translation, profit increased by 3%. Increased investment in diabetes pump marketing, IT and regulatory functions, plus higher than normal airfreight costs, balanced the benefit of restructuring savings.

Within the overall figures, the Deltec Cozmo® insulin pump product line has a contribution similar to that of a start-up venture. Sales are increasing rapidly, but investment in sales and other infrastructure is increasing more rapidly in anticipation of further growth ahead. Cozmo has achieved considerable success, with almost 18,000 units sold to date, nearly all in the US. It has clear competitive advantages, including user-friendly software and a built-in blood/sugar monitor.

The other principal area of higher expenditure was regulatory assurance – necessitated by increasing regulatory requirements and by new product launches. Regulatory expenditure in numerous territories is generally a feature of the introduction of new medical devices.

R&D expenditure increased to £18m from £16m last year.

The integration of the sales and marketing functions of Medex was completed in 2005, and the integration of other functions is in process. Restructuring costs totalling £17m have been charged as an exceptional item (£10m relating to Medex). The expected reduction in the cost base is £8m in a full year when the benefits are fully realised. The exceptional charge of £32m comprises the £17m restructuring and £15m relating to the Medtronic settlement.

Forward-looking issues

Smiths strategy is to build a global medical device business concentrating on three product sectors – Safety Products, Critical Care and Medication Delivery & Patient Monitoring. The Critical Care product line embraces anaesthesia and other lines, for both hospital and other markets.

The Medex acquisition materially enhances the first two of these product areas. In addition to cost synergies, both Safety Products and Critical Care are expected to make incremental sales gains. In the main, these incremental sales derive from the market access of a large salesforce – both in the US and globally.

The back-office facilities of Medex and Smiths Medical will be progressively integrated, to improve customer service and to save cost.

Looking ahead, manufacturing will be rationalised and opportunities taken to establish more assembly in low-cost locations. When fully implemented, the savings are expected to be up to £25m per annum. Smiths recorded £10m in 2005 in exceptional charges related to integrating this acquisition, and plans to spend up to a further £40m to complete the task. By 2008, the incremental sales growth and margin improvement in Smiths Medical is expected to enable the Company to achieve a rate of return on this investment which is well above the Company's cost of capital.

Specialty Engineering

Overview

The Specialty Engineering division comprises four businesses:

John Crane provides mechanical rotating seals used in process plants.

Interconnect supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems.

Flex-Tek provides ducting and hosing for a wide range of applications, mainly for heating & ventilation and domestic equipment.

Marine Systems is a smaller activity and supplies marine electronics and charts.

Smiths people around the world



01



02

01 Smiths Aerospace, Cheltenham, UK.
02 Smiths Detection, Edgewood, Maryland, US.

John Crane is a global business. Interconnect manufactures in the US, the UK, France, Germany, Italy, Costa Rica and China. Flex-Tek manufactures mainly in the US and also the UK, France, Malaysia and Mexico.

Smiths Specialty Engineering employs 10,600 people.

Business developments

Tianjin Timing Seals in China was purchased in December 2004 for £3m, giving John Crane increased market penetration. US Seals was purchased in March 2005 for £6m.

Hi-Tech Hose Inc was purchased in July for £9m, expanding Flex-Tek's industrial hose product line.

Smiths has taken full control of ChartCo, which delivers navigational information to ships via satellite. It was formerly part-owned by Fugro.

After the year-end Smiths agreed to purchase the 34% minority in John Crane Tianjin for £1.5m, Farnam Custom Products for £3m and Millitech Inc. for £19m.

Markets

The principal businesses within Specialty Engineering – John Crane, Interconnect and Flex-Tek – each address varied markets.

John Crane's largest markets are the oil and gas sector, the petrochemical and other process industries. Maintenance and support form a large part of total demand, with new projects providing an income stream many years after equipment installation.

Interconnect's largest markets are aerospace, defence and wireless telecommunications. Within aerospace and defence Interconnect's products include antenna systems, connectors, cable assemblies and frequency sources.

In the wireless telecommunications sector, Interconnect supplies devices to protect base stations from power surges, as well as coaxial cables and electronic components. Following a period of low demand in 2002 and 2003, this market sector enjoyed significant growth in 2005, buoyed by the build-out of 3G networks.

Flex-Tek serves mainly the domestic appliance manufacturers and the US construction industry. Demand is normally a function of overall economic growth.

Although each market is different, the demand for Specialty Engineering's products generally rose in 2005.

Performance

	2005 £m	2004 £m	Increase
Sales	**929**	868	7%
Headline operating profit	**127**	113	12%

Sales rose 7% – with current-year acquisitions contributing less than 1%. The translation of the results of US businesses at the lower dollar exchange rate and the effect of exchange rates on other non-UK businesses, reduced sales by 3%. Excluding both current-year acquisitions and the effect of exchange translation, sales rose 9%.

Each of the four businesses grew, with Interconnect growing most strongly.

Specialty Engineering's headline operating profit rose by 12%, with the profit margin increasing by 1% to 14%. The translation of the US results at the lower dollar exchange rate, and the effect of exchange translation on other non-UK businesses reduced the division's profit by 3%.

Excluding both current-year acquisitions and the effect of exchange translation, headline operating profit rose 14%.

The profit increase reflects principally the volume increase, and the favourable effect of business mix.

R&D expenditure was £18m.

Important contracts secured in the year include major projects for John Crane in Abu Dhabi, Lanzhou (China) and Bahrain, while Interconnect was awarded a contract for interface connectors for Eurofighter Typhoon tranche II.

During the year, John Crane introduced a new range of heavy-duty wet seals and Interconnect introduced new active antenna systems, silicon dioxide cables, varied connectors and surge suppressors. Flex-Tek developed a new line of vacuum cleaner hoses for the domestic 'central vacuum' systems, and secured additional contracts for stowable hoses.

Forward-looking issues

Smiths strategy is to grow each of the principal Specialty Engineering businesses. In pursuit of this strategy, Smiths aims to broaden the customer or market base where the application of its technological expertise and engineering skills are appropriate. An example is the development of Interconnect products for the medical equipment market.

Specialty Engineering's outlook is for further growth in the year ahead, helped by the continued upturn in the investment cycles for oil & gas and telecoms infrastructure.

Other financial matters

Taxation

The tax charge for the year represented an effective rate of 26% on the headline profit before taxation (2004: 26.5%).

The effective tax rate on the headline pre-tax profit has progressively reduced over the last 10 years to 26%. This is maintained through taking advantage of global tax incentives, the tax-efficient use of capital and active tax compliance management. Tax payments normally lag the tax charge and, therefore, boost free cash-flow. All current and deferred tax liabilities are recognised on the balance sheet in accordance with generally accepted accounting practice.

The fundamental tenets of Smiths approach to taxation are to enhance the Company's competitive position on a global basis, whilst engaging with tax authorities around the world on a basis of full disclosure, full co-operation and full legal compliance.

Smiths seeks to build open relationships with tax authorities to bring about timely agreement of its tax affairs, and to remove uncertainty on business transactions.

The Company's taxation strategy is to mitigate the burden of taxation in a responsible manner, and, in this way, to enhance long-term shareholder value.

Cost of capital and return on investment

The Company uses its weighted average cost of capital as one measure to appraise both internally-generated investment opportunities and acquisitions. During 2005, the Company's weighted average cost of capital (WACC) reduced to 7.6% from 8.3% in 2004, reflecting the increased proportion of lower-cost debt finance and the reduction in risk-free interest rates.

The after-tax headline return on average shareholder investment, including goodwill set-off against reserves (ROI), was 12.6% (2004: 11.1%).

The five-year trend in ROI compared to WACC is shown below:


15
12
9
6
3
0
2001
2002
2003
2004
2005
ROI
WACC

Retirement benefits

The Company applies the full accounting requirements of FRS17.

Under FRS17, the balance sheet reflects the net surplus/deficit in retirement benefit plans, taking assets at their market values at July 2005, and evaluating liabilities at year-end AA corporate bond interest rates.

The table below gives an analysis of the year-end net liabilities:

	2005	2004
Funded plans:		
UK plans – funding status	**101%**	97%
US plans – funding status	**74%**	81%
	£m	£m
Funded plans:		
– deficit	**104**	128
– deferred tax	**(41)**	(44)
– net liability	**63**	84
Unfunded plans:		
– liabilities	**131**	119
– deferred tax	**(46)**	(41)
– net liability	**85**	78
Total net liabilities	**148**	162

Contributions to the funded pension plans were £52m in 2005 (2004: £64m). The funds' investments achieved an investment return of 16% in the year. However, the UK AA corporate bond rate reduced by 0.7% to 5.0%, and this caused the calculated present value of the liabilities to increase. The benefit of the strong investment returns was offset by the increase in the calculated value of the liabilities. In the UK, measured on an FRS17 basis, the funded pension plans in aggregate returned to a position of surplus.


01


02

01 Smiths Detection, Edgewood, Maryland, US.
02 Smiths Aerospace, Manchester, Connecticut, US.

Mortality assumptions are reviewed at each actuarial valuation, and were updated in 2003 in the UK. The present assumptions are illustrated by the life expectancy of a 65-year-old retiring in 2013. Such a retiree is assumed to have a life expectancy of 19 years for males and 22 years for females. In the US, mortality assumptions were updated in 2005.

Full details of the retirement benefits accounted for under FRS17 are shown in note 11.

Exchange rates

The results of overseas operations are translated into sterling at average exchange rates. The net assets are translated at year-end rates. The exchange rates, expressed in terms of the value of sterling, were:

	2005	2004	
Average rates:			
Dollar	**1.85**	1.75	dollar weakened 6%
Euro	**1.46**	1.46	
Year-end rates:			
Dollar	**1.76**	1.82	dollar strengthened 3%
Euro	**1.45**	1.51	euro strengthened 4%

Dividend policy

Smiths operates a progressive dividend policy, with the objective of increasing dividends annually when trading results and prospects justify it, and with the long-term objective of the dividend being twice covered by headline earnings.

Goodwill and intangibles

Goodwill on all acquisitions since 1998 is capitalised and amortised over a maximum 20-year period. The carrying value of acquisitions is formally reviewed at the first full year-end following acquisition, and is also reviewed thereafter where circumstances require it. The annual amortisation charge for goodwill and other intangible assets for 2005 was £55m (2004: £39m). Goodwill impairment of £6m was charged in 2005 in respect of the acquisition of Fairchild Defense Systems. This charge arises as the value of the assets plus the goodwill cannot be supported by the present level of business, nor is there sufficient assurance as to the future level of business. No impairment charges were made in 2004.

Treasury

Smiths continues to apply centralised treasury management over its financial risks, operating within a strong control environment. The Company uses financial instruments to raise finance for its operations and to manage the related financial risks. There is neither speculation nor trading in derivative financial instruments and all funding is properly recognised on the balance sheet. The Board has approved the treasury policy, which governs the financial risk profile, and a treasury compliance report is presented annually to the Audit Committee.

The key measures used by Smiths to assess compliance with treasury policy are consistent with those used by the credit rating agencies and the financial covenant tests in some of its debt instruments. The most significant measures are interest cover and cash-flow to net debt.

The objectives of the treasury function remain the same as in previous years and are explained in further detail below in the context of current developments.

1. To deliver the liquidity requirements of the businesses cost-effectively. The Company aims to minimise the level of surplus cash balances but, where these arise, tight controls apply to ensure that they are securely placed with highly rated counterparties and are available for redeployment at short notice. Local working capital needs and capital expenditure requirements are typically funded by local bank facilities. In addition, Smiths has extensive local and cross-border cash pooling arrangements, and arm's length inter-company lending through financial centres, to optimise the global deployment of funds across its businesses in a tax-efficient manner.

2. To manage the central funding demands and provide a low cost of debt. The Company funding requirements are largely driven by acquisition activity and met by centrally arranged debt finance. A £500m 364-day revolving credit facility was used to part-fund the acquisition of Medex earlier in the year. This short-term bank facility acted as a bridge to a new five-year syndicated credit facility of £660m and has a two-year extension at the option of the banks. In addition, the Company secured a five-year £70m loan from the European Investment Bank to fund investments in technology.

The Company holds term debt of circa £900m with average maturity of six years and at an average effective interest rate of 4.5%. Through the use of interest rate swaps, the Company maintains a broadly even mix of fixed and floating rate debt. The Company seeks to maintain a spread of maturity profiles on its debt. No more than 30% of the Company's net debt will be held on borrowings due within one year without firm plans for refinancing or repayment.

The credit ratings of the Company remain at A-/A3 (neg) with Standard & Poor's and Moody's, respectively, reflecting the Company's strong financial profile and stable business outlook.

3. To develop and maintain strong and stable banking relationships and services. Smiths has a core and stable group of 11 leading global banks and financial institutions who competitively tender for treasury business. Credit exposures to any one bank are carefully controlled. All business is transacted with banks on consistent terms and fairly allocated.

4. To provide reasonable protection from the effect of foreign currency volatility. Material cross-border sale or purchase contracts, or forecast commitments, are hedged at inception by appropriate derivative financial instruments, principally forward foreign exchange contracts and swaps, with the Company's core banks as counterparties. Whilst the trends of foreign currency movements cannot be eliminated, this hedging programme reduces volatility and protects cash-flow and margins. Smiths largely manufactures in countries where the currency is linked to the currency of its sales revenue.

The Company protects its reserves from foreign currency fluctuations by ensuring that at least 75% of the total net overseas operational assets are offset, either by borrowings in the respective currency or by currency swaps.

Smiths overseas earnings are translated at average currency rates for the year, which smoothes the effect of currency volatility. However, Smiths is increasingly exposed to the US dollar due to its significant North American presence.

Smiths strategy is to continue to take a risk averse approach in managing and controlling its financial risks, be it hedging currency and interest rate risk, maintenance of liquidity or management of refinancing risk. There are no immediate plans to refinance any borrowings in the coming year, but the borrowing profile will be subject to regular review.

Smiths will adopt the new international accounting standards, relating to the disclosure, recognition and measurement of financial instruments with effect from 1 August 2005.

Financial controls

While the Company's decentralised organisation delegates day-to-day control to local management, Smiths has comprehensive control systems in place, with regular reporting to the Board.

The Company has continuous formalised business risk management processes operating at each business unit.

The internal audit department reviews all units over a rolling three-year cycle, and its findings are reported to the Audit Committee. All acquisitions are reviewed within 12 months of acquisition, to verify compliance with the Company's procedures.

Further information regarding the Company's procedures to maintain strict controls over all aspects of risk, including financial risk, are set out in the Corporate Governance Report pages 45 and 46.

Legal issues

Smiths is committed to operating within the law in all applicable jurisdictions. It seeks to benefit from the rights and protections afforded by relevant laws. It aims to anticipate and meet the changing requirements of the markets it serves as legal and regulatory reform impacts those markets.

The Company faces legal issues of different types in different jurisdictions. Its high level of activity in the US, for example, exposes the Company to the likelihood of various types of litigation that are commonplace in that country, such as 'mass tort' and 'class action' litigation, proceedings threatened (and sometimes begun) as an aid to negotiated settlement of disputes, and legal challenges to the scope and validity of patents. In addition, contracting with the US Government subjects a company to numerous stringent regulatory obligations, calling for an active programme of compliance, reporting and communication. By contrast, the Company's activities in some countries with less well developed legal systems pose challenges for the protection of corporate assets such as real estate and intellectual property rights.

In order to address the challenges and exploit the opportunities arising from these and other legal issues, the Company employs suitably experienced lawyers in its head office and certain of its operations, and retains the services of law firms around the world.


01


02

01 Smiths Medical, Keene, New Hampshire, US
02 John Crane, Slough, UK

John Crane, Inc. litigation

As previously reported, John Crane, Inc. (John Crane), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition, John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 113,000 claims over the last 26 years. John Crane is currently a defendant in cases involving approximately 174,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 46 cases, amounting to awards of some US$39m over the 26-year period. These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to this litigation has been made in these accounts.

International Financial Reporting Standards

From August 2005 onwards, in common with all listed companies in the European Union, Smiths will be required to prepare its consolidated accounts in accordance with International Financial Reporting Standards (IFRS). As a result, the Financial Statements for 2004/05 are the last to be prepared under existing UK Generally Accepted Accounting Principles (UK GAAP).

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 January 2006, but the requirement to present comparative information means that a balance sheet as at 31 July 2004 and primary statements for 2004/05, prepared under IFRS, will also be required for comparison purposes in the 2006 Annual Report. The Company expects to publish its 2004/05 full year results restated under IFRS in late Autumn 2005. Smiths has continued to report its consolidated accounts in accordance with UK GAAP for 2004/05.

The programme to effect the transition to IFRS is well advanced. The project has involved a detailed assessment of the impact of IFRS on Smiths accounting policies and reported results, system changes, training of staff and communications. As part of the transition to IFRS, on 6 July 2005, information about Smiths IFRS accounting policies and the interim results to 31 January 2005, and July 2004 and January 2005 balance sheets, were restated in order to enable an early understanding of the effect of IFRS on the Company's financial reporting. A copy of this information is available on the website www.smiths-group.com.

The consolidated shareholders' funds as at 1 August 2004 restated for IFRS may be summarised as follows:

	1 August 2004 £m
Shareholders' funds under UK GAAP	1,122.5
Development expenditure capitalised	65.1
Dividend reversal	102.5
Deferred tax	(2.9)
Other adjustments	(6.2)
	1,281.0

Principal impacts of IFRS are as follows:

Research and development

Under UK GAAP, research and development expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred.

Under IAS38 'Intangible Assets', the Company is required to capitalise the cost of developments which meet certain recognition criteria, including the technical feasibility and probable future economic benefits arising from the project. This expenditure is then amortised over the anticipated future life of the resulting income stream.

Customer-funded and unfunded development projects are treated on a similar basis, although the increased risk implicit in most funded development projects means that the criteria for capitalisation are less likely to be met. Where costs are capitalised on funded development contracts, the associated funding is held as a deferred liability on the balance sheet, and released to the income statement in step with the amortisation of the capitalised intangible asset.

Research costs and development costs which do not meet the relevant capitalisation criteria are written off in the year in which they are incurred.

As a result of this policy, net assets as at 1 August 2004 (before deferred tax adjustment) increased by £65.1m.

Intangible assets – goodwill

Under UK GAAP, goodwill on businesses acquired by the Group after 1 August 1998 is capitalised and amortised on a straight-line basis over its anticipated future life up to a maximum of 20 years. Goodwill in respect of businesses acquired prior to 1 August 1998 was set off against reserves in the year of acquisition. On subsequent disposal of a business acquired prior to 1 August 1998, purchased goodwill previously set off against reserves is recycled and included in the profit or loss on disposal of the business.

Under IFRS, from 1 August 2004 onwards, goodwill will no longer be amortised, but will instead be subject to annual impairment review. On disposal of a business acquired before 1 August 1998, goodwill set off against reserves will no longer be recycled as part of the profit or loss on disposal of that business.

Intangible assets – other

IAS38 requires intangible assets arising on acquisitions after 1 August 2004, Smiths transition date to IFRS, to be separately identified and amortised over their useful economic life. As a result, intangible assets arising on acquisitions, such as trademarks and customer relationships, will be separately valued and recognised, and then amortised over their useful economic lives.

Dividends

Under UK GAAP, dividends relating to an accounting period but declared after the balance sheet date, are recognised as a liability even if the approval of that dividend took place after the balance sheet date.

Under IFRS, proposed dividends do not meet the definition of a liability until such time as they have been declared, and in the case of the final dividend, approved by shareholders at the Annual General Meeting. This results in a balance sheet reclassification from current liabilities to retained profit of £102.5m as at 1 August 2004.

Share-based payment

Smiths operates a number of share-based incentive schemes (both awards of options and awards of shares) that are impacted by IFRS2 'Share-based Payment'. Under UK GAAP, Smiths recognises an expense based on the intrinsic value of the options (the difference between the exercise price and the market value at the date of the award), other than for Save-As-You-Earn schemes for which UK GAAP includes an exemption from recognising an expense.

Under IFRS, the cost of all share-based payments is based on the fair value of the options or shares at the date of grant calculated using an appropriate pricing model; the cost is recognised over the vesting period of the award. The new basis of accounting for share-based payment does not have a significant impact on the Group's net assets at 1 August 2004.

Retirement benefits

Under UK GAAP, the Company had already adopted FRS17 Retirement Benefits. Under FRS17, the assets and liabilities of the Group's defined benefit pension schemes are recognised at fair value in the balance sheet and the operating and financing costs of defined benefit pension schemes are recognised in the profit and loss account as operating costs and finance costs respectively. Variations from expected costs arising from the experience of the plans or changes in actuarial assumptions are recognised immediately in the Statement of Total Recognised Gains and Losses.

The change to IAS19 Employee Benefits does not give rise to any significant change in the basis of accounting for pensions, as Smiths will adopt early the option allowed under IAS19 to take actuarial gains and losses immediately directly to equity through the Statement of Recognised Income and Expense. Changes are largely confined to presentation, in that retirement benefit scheme surpluses and deficits must be aggregated separately on the face of the balance sheet, and shown gross, rather than net, of deferred taxation.

Deferred taxation

Under UK GAAP, deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date, where transactions or events have occurred at that date that will result in an obligation to pay more, or a right to pay less or to receive more tax.


01


02

01 Smiths Aerospace, Manchester, Connecticut, US.
02 Flexible Ducting, Cloberfield, Milngavie, Glasgow, UK.

Under IFRS, deferred tax is recognised on all taxable temporary differences between the tax base and the accounting base of balance sheet items included in the balance sheet of the Group, except to the extent that such temporary differences arise on initial recognition of an asset or liability. This means that deferred tax is recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP. The most significant differences between UK GAAP and IFRS relate to the following:

- Deferred tax provisions relating to tax deductible goodwill set off against reserves prior to 1 August 1998 under UK GAAP and not reinstated under IFRS are written back. For goodwill on which deductions are still to be claimed, deferred tax assets have been recognised on transition to IFRS and are being amortised to offset the timing of the tax benefit. The amortisation of the asset under IFRS corresponds to the build up of the liability under UK GAAP.
- Under IFRS, deferred tax is provided on temporary differences arising on investments in subsidiaries and associates (principally in respect of unremitted earnings), except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

In addition to these adjustments, the carrying values of deferred tax assets and liabilities in the balance sheet have been adjusted to reflect the restatement of assets and liabilities arising from the adoption of IFRS.

Computer software
Under UK GAAP, all capitalised computer software was classified within tangible fixed assets. IFRS requires capitalised software that is not an integral part of the hardware to be treated as an intangible asset.

Financial Instruments
Smiths has taken the allowed exemption not to restate comparatives for the adoption of IAS32 'Financial Instruments: Disclosure and Presentation' and IAS39 'Financial Instruments: Recognition and Measurement'. These standards set out the accounting rules surrounding the recognition, measurement, disclosure and presentation of financial instruments. Smiths will adopt these standards on a prospective basis with effect from 1 August 2005. The fair value of derivative financial instruments existing at 1 August 2005 will be included in the balance sheet, with subsequent gains and losses taken to the income statement immediately, unless hedge accounting is achieved.

Risks and uncertainties

Smiths operates globally in varied markets and manages the risks inherent in its activities.

There are risk factors both external and internal to the Company.

External risks include global political and economic conditions, actions of competitors, the effect of legislation or other regulatory action, foreign exchange, raw material prices, pension funding risk, credit risk, business continuity, environmental risks and litigation.

Internal risks include investment risk with new products and projects, acquisitions, technology risks, controls failure risk and inability to supply.

The Company seeks to mitigate exposure to all forms of risk, where practicable, and to transfer risk to insurers, where cost effective.

Global political and economic conditions
Smiths operates in over 40 countries, although some 90% of Smiths employees are located in North America, the EU or Japan.

The Company is exposed to political risk, natural catastrophe and possible terrorist action.

The demand faced by the Company in the commercial aerospace sector is a function of airline profitability, primarily driven by economic prosperity, and this tends to be affected by terrorism or international tension. Commercial aerospace sales account for less than 15% of total activities.

The demand faced by the Company in the military aerospace sector is dependent on defence spending by governments, mainly in the US and Europe.

The demand faced by the Company in the Detection business is mainly dependent upon spending by governments and government agencies.

Some 55% of total sales are to customers in the US. The Company is thus particularly affected by economic conditions in the US.

The diverse nature of Smiths products, services and customers helps mitigate adverse changes in political and economic risk on the demand that the Company experiences.

Natural catastrophes

Smiths has assets in over 40 countries and is exposed to a number of natural catastrophe risks, such as earthquake, flood and windstorm. Where cost-effective, such risks are mitigated through physical measures designed to counter the impact of a catastrophe. The value of assets and associated profits are also protected by insurance.

Competitive risk

Smiths operates in highly competitive markets. Product innovations or technical advances by competitors could adversely affect the Company. The diversity of operations reduces the possible effect of action by any single competitor.

The Company invests some 10% of revenues in research and development in order to sustain competitive advantage, and also works continually to ensure that its cost base is competitive.

Legislation and regulatory risk

Smiths is subject to a broad range of laws, regulations and standards in each of the jurisdictions in which it operates.

Unexpected change in any of these could significantly impair the Company's performance, as could failure to comply with these laws, regulations or standards, which could damage the reputation of the Company. Aerospace, Detection and Medical businesses are subject to particular forms of regulation, and certain customers and regulatory or other enforcement bodies routinely inspect the Company's practices or processes.

Insurance

Certain liability risks such as product liability are transferred to insurers, subject to policy limits and conditions. However, the Company and its subsidiaries have been in business for many years and there is a risk of latent injury and other claims which may not be fully covered by insurance.

Where appropriate the Company seeks to insure business risks with insurers of good standing. The insurance industry is, however, subject to credit risk, particularly in the event of catastrophe or where an insurer has substantial exposure to a specific risk. The insolvency of a leading insurer could result in material financial exposure for the Company.

Foreign exchange

The Company is exposed to two types of currency risk. There is 'transaction risk' in relation to products manufactured in one currency region and sold in another currency. Additionally, there is 'translation risk' in that the results of non-UK businesses will translate into differing sterling values depending upon the exchange rate. The Company's practices for managing currency risk are set out in the Treasury section, and generally mitigate transaction risk in the short term. Over the longer term, the Company remains exposed to both transaction and translation risk.

Longer-term transaction risks are mitigated by manufacturing or sourcing components in the same currency as that of the sale.

Net exports from the UK comprise approximately 15% of total sales.

Raw material risk

Smiths products contain varied raw materials or purchased components including electronic components, metals and plastics.

Any increases or volatility in prices and shortages in supply can affect Company performance. The diversity of operations both geographically, and in terms of product area, reduces the dependence on any single item or supplier. Purchasing policies take into account and seek to mitigate such risks where practicable.

Pension funding risk

The Company operates significant pension plans as detailed in note 11. The average funding level of the funded plans at 31 July 2005 was 97% measured by FRS17 methodology. The funding of the pension liabilities at that date was some 50% by equities and 50% by other assets. The Company is subject to various funding risks, principally poor performance of the equity investments and increased longevity of the members. Such risks could result in significant cash contributions by the Company to the pension schemes.

Credit risk

Smiths is exposed to credit risk in relation to customers, banks and insurers. Credit control practices take into account the perceived risk. The customer base is relatively diverse.

Risk controls with regard to the Company's bank deposits are set out in the Treasury section.


01


02

01 Smiths Detection, Watford, UK.
02 John Crane, Slough, UK.

Environmental
The environmental laws of various jurisdictions impose actual and potential obligations on the Company to remediate contaminated sites, including some sites no longer owned by the Company. Provision is made for the expected cost of remediation, based on independent professional advice – see note 23. There is a risk that remediation could prove more costly than expected and that further contamination could be discovered.

Litigation
Smiths is subject from time to time to litigation in the ordinary course of business and makes provision for the expected cost based on appropriate professional advice – see note 23. Examples of the types of litigation faced are set out in the Legal Issues section above. The outcome of legal action is always uncertain and there is always the risk that it may prove more costly and time consuming than expected. There is a risk that litigation could be instigated in the future, which could materially impact the Company. In some liability cases, legal expenses are covered by insurance.

New product, project and technology risk
The Company develops new technologies and introduces new products, in some cases contracting to supply the products to the customer before the design is established or proven. All new technologies and products involve business risk both in terms of possible abortive expenditure, reputational risk, and potentially customer claims or onerous contracts. Such risks may materially impact the Company.

All appropriate measures are taken to protect the Company's intellectual property rights and to minimise the risk of infringement of third parties rights.

Acquisition risk
Smiths is an active acquirer, and acquisitions may involve risks that might materially impact the Company.

This risk is mitigated by extensive due diligence, and, where practicable, by warranties and indemnities from the vendors.

Controls failure risk
The Company operates controls as described in the Corporate Governance Report. Failures in these controls might have a material impact.

Inability to supply and business continuity
Inability to supply against contractual commitments is a risk, and could be material in relation to larger contracts. The risk is mitigated, where practicable, by the implementation throughout the Company of effective business continuity plans, and by business interruption insurance.

Investments
The value of investments made by the Company could reduce due to weakening markets or other factors.

Corporate responsibility

Corporate responsibility is an important part of doing business the right way. What follows is a review of Smiths commitment to integrity and compliance to a code of ethics. In addition, this section contains a summary of employee-related initiatives; an update of environment, health and safety performance; news of community relations issues; and a report of supplier-related communications.

Business ethics
Late in 2004, Smiths launched its Code of Corporate Responsibility and Business Ethics. The Code is endorsed and fully supported by the Smiths Group Board. Translated into 13 languages, the Code applies to all Smiths businesses and employees worldwide and provides the framework for policies, programmes and procedures for a range of corporate responsibility issues. A Group-wide training programme (including video, face-to-face briefings and other presentation materials) communicated the Code's requirements and practical implications to all employees. The Code's underpinning principles are honesty, integrity, fairness and transparency, which have been the basis of how Smiths has conducted its business for many years. The Code has 12 sections covering:

- compliance with laws and regulations wherever Smiths operates;
- competition, addressing fair competition practices;
- proper business behaviour, including integrity, dealing with conflicts of interest, and bribery and corruption;
- dealings with suppliers and customers, incorporating payment practices and meeting the requirements of Smiths customers through the supply chain;

- employees, including commitment to non-discrimination, no bullying or harassment, trade union membership and non-membership, consultation and team work;
- employee health and safety;
- environment, by minimising the impacts of Smiths operations, products and services;
- community participation and charitable initiatives;
- public activities through engagement with governments, agencies and related organisations;
- human rights, within the framework of the United Nations' Charter on Human Rights;
- reporting and internal controls;
- application and compliance, including employee reporting of non-compliance without fear of retribution.

The Code is supplemented by procedures and controls on its application to each division's specific activities (such as controls on defence sales) and Group policies such as those for environment, health and safety, public interest disclosures, bullying, and harassment (updated to bring into line with the Code). The full text of the Code can be found in the Responsibility section at www.smiths-group.com.

Code compliance council

Arrangements for monitoring the implementation of the Code, including reviews of all calls to the confidential ethics helplines available to employees, are undertaken by a newly created Code Compliance Council. The Council meets regularly, is chaired by the General Counsel and includes senior level representatives from internal audit, human resources and legal functions. The Council reports progress at least twice a year to the Audit Committee of the Smiths Group Board.

Controls on defence sales

All sales of defence equipment are undertaken in accordance with government export and approval procedures and regulations, such as the International Traffic in Arms Regulation and the Export Administration Regulation in the USA. These laws prohibit export of certain items to specific countries. Smiths adheres to all relevant government guidelines designed to ensure that products are not incorporated into weapons or other equipment used for the purposes of terrorism, internal repression or abuse of human rights, with internal controls to ensure compliance with these guidelines. Compliance support to Smiths businesses worldwide is provided through a Business Ethics and Compliance team, which provides advice, export control policies, education, training, guidance materials and risk assessment tools.

Employees

Developing talent throughout the organisation

With more than 100 manufacturing facilities, Smiths has over 30,000 employees worldwide, of whom 57% are located in North America and 24% in the United Kingdom. The remaining 19% are predominantly located in the remainder of Europe, Japan and China.

Smiths continues to invest in identifying and developing the talent of all its employees. Talent management activities are focused on developing and deploying Smiths people so that they are provided with work to stretch their capabilities and to help them reach their full potential.

At senior levels, Smiths has merged its succession planning activities with leadership development and created a new succession management process that now provides greater clarity of the Group's capabilities. This has helped to refocus our training activities to meet specific development needs identified through this process.

Smiths continues to recruit graduates and to provide them with a two-year development programme that will assist in their transition from full-time education to the work environment. The 'Horizons' programme comprises a series of activities that will effectively take them from facilitated development to self development while gaining knowledge and experience of the entire business, and learning how to operate on a personal level within the work environment.

The performance of each employee is appraised annually. This provides feedback on their performance and sets jointly agreed goals for the year ahead. Training opportunities are provided to evolve and grow skill sets and to enable employees to meet their goals and maximise their potential. Smiths encourages employees to participate actively in their own development.

Smiths aims to develop fully the capabilities of its employees and to deploy those skills across the divisions, providing opportunities for employees to advance their careers within the Group. Consequently, most of the job vacancies are advertised on an internal website. Selection processes are based on an individual's area of competence and record of performance in previous roles.

Employee engagement

The provision of information to, and communication with, employees is an important part of how Smiths conducts its business. At business unit level, communication takes place through a variety of channels including team briefings, presentations, intranets and newsletters. Many businesses have established forums for the exchange of information and best practice, as well as discussion of current issues, including business efficiency initiatives, training and development, environment and health and safety.

In the UK, Smiths continues to develop arrangements for workplace information and consultation, so that all sites are covered by such arrangements. This facilitates the effective functioning of the Smiths European Forum (SEF). Employee representatives meet annually through the SEF to discuss issues of a transnational nature in the European Union. Smiths Detection in Wiesbaden, Germany, hosted this year's meeting. Topics included the financial performance of the Group, an overview of Smiths Medical and the Medex acquisition, and the Group's approach to environment, health and safety.

Environment, Health and Safety

EHS policies and priorities

Smiths gives Environment, Health and Safety (EHS) a high priority in the way it conducts responsible business. Improved EHS performance reduces costs, creates business opportunities and minimises risk. Group policy statements have been in place for both environment, and health and safety for a number of years. They apply to our operations worldwide and can be viewed at www.smiths-group.com/ehs_policies-reports.htm.

Some notable successes have been achieved through the implementation of these policies in terms of minimising risks, reducing environmental impacts and accidents, and developing products with improved environmental performance. Looking forward, Smiths priorities are to:

- continue to reduce the number of work-related accidents and to achieve a 20% reduction over three years;
- further develop environmental life cycle thinking in the design of new, more environmentally sustainable, products for our customers;
- continue to reduce the environmental impacts of our operations by meeting new reduction targets for site energy and water use, waste disposal and solvent emissions;
- implement ISO 14001 and our health and safety audit tool in newly acquired businesses.

Reporting progress

Smiths continues to report publicly on EHS performance through the third EHS report, which was published early in 2005 for financial year ending July 2004 www.smiths-group.com/2004report.htm. In line with best practice, external assurance providers also independently check the data and statements made in the report.

The report covers:

- energy and water use;
- waste management;
- climate change (greenhouse gas emissions);
- emissions to air (ozone depleting substances and solvents);
- product design for reduced environmental impact;
- lost time incidents and health and safety;
- fines and prosecutions;
- environmental investment;
- remediation of contaminated land and environmental spillages;
- supply chain management.

Performance improvement

Significant progress has been made over the four years to 2004. Highlights include:

- 50% reduction in waste disposal to landfill per £m sales;
- 29% reduction in the number of accidents resulting in lost time;
- 11% reduction in site energy use per £m sales;
- 7% reduction in carbon dioxide emissions per £m sales.


Chief Executive's Committee
Chief Executive
Smiths Group Board
Director, Human Resources
Group EHS Committee
Director, Environment, Health and Safety
Regional EHS Co-ordinators (Business Level)
Environmental, Health and Safety Advisors (Site Level)

Progress has been recognised externally through the annual Environment Index survey in the UK (formerly known as the BiE Index). In the 2004 survey published in April 2005, Smiths was ranked 48th out of 168 participants (2003: 118th). The combined score for management, performance and assurance was 89%, an increase of 13 points on the previous year's score of 76%.

Renewable energy reduces CO_2 emissions

In the UK, Smiths manufacturing operations have transitioned from electrical power which was dependent on fossil fuel sources for its generation to electrical power generated entirely from clean and green renewable sources (wind, hydro and biomass fuels). This transition should save an estimated 30,000 tonnes of CO_2 per annum that would otherwise be emitted to atmosphere in supplying our electricity needs.

EHS organisation

Smiths has a clear line of responsibility for EHS management to ensure Group policies and standards are adopted by its businesses worldwide. Day-to-day responsibility and accountability for EHS management rests with the operating companies. The Director, EHS reports to the Director, Human Resources on EHS strategy, performance and progress against plan. The Director, Human Resources chairs the Group EHS Committee and reports to the Chief Executive, who has Board-level responsibility for EHS performance. At a local level, each major facility has a safety and/or environmental adviser, with further support provided by a network of 20 regional EHS co-ordinators.

Annual reports and briefings on EHS risks, opportunities and progress against plan are provided to the Board. Quarterly reports are also provided to the executive directors through the Group EHS Committee. With senior representation from each division, and corporate EHS expertise, this committee develops Group policies and reviews performance, including progress against Group targets.

New EHS targets

The Group EHS Committee completed a comprehensive review of Smiths five-year environmental goals during the year. This was necessary following the achievement of the waste reduction target ahead of schedule, more accurate data and significant changes to the composition of the Group through acquisition and divestment. New three-year reduction targets were developed for work-related accidents/ill-health, energy and water use, waste disposal and solvent emissions by benchmarking relevant peer company performance and determining the scope for further improvement, based on past achievements. We have chosen these areas for improvement as they are common across our operations, and to our activities as a manufacturing and technology group.

Smiths is not an intensive user of energy across its manufacturing sites, but collectively its global operations consumed over 500 Giga Watts of energy in 2004. Worldwide energy costs continue to increase and work will continue to reduce these cost increases through energy conservation at site level.

Performance area	Description	2004 Baseline
Site energy use	To reduce site energy consumption by 5% per £m sales by 2007	191 MWh/£m sales
Water consumption	To reduce site water consumption by 12% per £m sales by 2007	471 m^3/£m sales
Waste to landfill	To reduce waste disposal to landfill by 6% per £m sales by 2007	3.7 tonnes/£m sales
Solvent emissions	To reduce VOC emissions by 6% per £m sales by 2007	122 kg/£m sales
Accident reduction	To reduce the number of accidents resulting in days away from work (lost time) by 20% by 2007 per 200,000 man hours	1.25 accidents resulting in days away per 200,000 man hours

Data for all key performance indicators are provided on the website at www.smiths-group.com/2004report.htm. An update will be provided in the 2005 EHS Report, which will be published early in 2006.

Developing sustainable products through eco-design

Work continues to limit the impact Smiths products have on the environment, such as the use of hazardous materials like hexavalent chromium, cadmium, lead and beryllium. During 2004, Smiths developed in-house eco-design guidelines, disseminated case studies to raise awareness and evaluated the use of simple Life Cycle Assessment (LCA) tools. Two eco-design demonstration projects were completed whereby designers completed a structured programme of eco-design


01


02

01 Smiths has significantly reduced the environmental impact of its new VR1 portable resuscitator, launched in early 2005.

02 New, rechargeable casing for the non-military version of the Lightweight Chemical Agent Detector will save an estimated £100,000.

training, group exercises, product disassembly sessions and shared their experiences and knowledge. The life cycle impacts of a number of products were examined in terms of the materials used, manufacturing techniques employed to assemble the product, packaging, environmental impacts during the use phase and at end of life disposal. Two examples are pictured above.

ISO 14001 and safety management system

Systems are in place for the management of EHS risks and opportunities across all Smiths major operations worldwide. 83 major manufacturing sites in 17 countries are certified to the international environmental management systems standard, ISO 14001. These systems are now being deployed in new acquisitions, which are required to achieve certification within two years of joining the Group.

Comprehensive arrangements for health and safety management are defined in a best practice safety manual that focuses on the management and control of 60 common hazards across Smiths operations. Compliance with these guidelines is assessed annually at major operations using an internal self-assessment audit tool called AuditMaster™. Smiths will continue to implement this audit system across its new acquisitions.

Community involvement

Smiths continues to support good community relations practices, both corporately and through its businesses worldwide. With long-established roots in their local communities, where they are often a major employer, Smiths businesses take an active role in the community in schools, universities, hospitals and through charitable projects.

Smiths Group contributed funds to support the worldwide aid effort following the Indian Ocean tsunami of 26 December 2004. Much needed medical equipment was donated and a number of employees contributed their time directly to the relief effort by helping to raise additional funds and assisting in the logistical effort to organise and load relief supplies for dispatch to South Asia.

At a local level, Smiths supports a variety of community initiatives and opportunities to encourage students to follow engineering, science and technology careers, including:

- donations to the Hospital Infantil de las Californias in Tijuana, Mexico, to provide short-stay surgeries and outreach programmes to children from low income households;
- sponsoring the annual 'Team Rocketry Challenge' to develop interest in science in the US – reaching an audience of over 10 million;
- providing placements for manufacturing engineering, industrial engineering, materials planning and quality engineering degree students in Mexico;
- providing 'senior projects' programmes in the US to allow students to work alongside our aerospace engineers to solve real life engineering challenges;
- supporting the annual Gloucestershire Schools Technology Awards, the 'Year in Industry' programme run by the Royal Academy of Engineering for industrial engineering placements, and the national 'Young Engineers' competition in the UK;
- funding paediatric research conducted by the Portex Anaesthesia Intensive Care and Respiratory Unit at Great Ormond Street Hospital for Child Health in London to minimise pain and suffering in children requiring surgery or intensive therapy, and the management of asthma, cystic fibrosis and rare lung diseases.

Charitable donations and public activities

Smiths Group supports national and international charitable organisations from a central budget administered by the Charity and Donations Committee. We support charities, communities, healthcare and arts organisations worldwide. Smiths does not make donations of any kind to political parties. It does support the Political Action Committee (PAC) concept established by the US government under the control of the Federal Election Commission. Under these arrangements, members of staff may make their own contributions to the campaigns of those seeking election to federal or state offices. The Smiths US PAC is totally separate from the influence of Smiths Group plc or any of its subsidiaries.

As and when appropriate, Smiths engages with governments, government departments, agencies and other organisations in relation to issues which affect its legitimate business interests, either directly or through trade associations or similar bodies such as the Confederation of British Industry, Engineering Employers' Federation, Society of British Aerospace Companies and the Association of British Healthcare Industries.

Suppliers

Smiths seeks to provide its customers with products and services, which meet or exceed their requirements, through the application of quality management systems (such as ISO 9000) and continuous improvement programmes. These are designed to develop and apply innovative ideas, to respond quickly to changing customer demand and to improve product quality, value and delivery times. Smiths believes in working in partnership with its suppliers, so as to meet the expectations of Smiths customers, and to ensure quality, value and timeliness throughout the supply chain. Over the coming year, Smiths will be working with its major suppliers to ensure they understand the Code of Corporate Responsibility and Business Ethics.

Smiths businesses are also encouraged to introduce supplier assessment as part of their environmental management programmes. These are typically undertaken through supplier environmental audits, surveys and supplier ranking exercises. Smiths businesses have undertaken various supply chain initiatives as part of their preparations for forthcoming hazardous substance bans on certain electrical and electronic equipment in Europe, and in response to customer requirements. Approaches have ranged from obtaining supplier declarations of conformity for components supplied to Smiths, to working with suppliers to ensure the elimination or substitution of hazardous substances with less hazardous alternative materials.

Cautionary statement

Pursuant to The Companies Act 1985 (Operating and Financial Review and Directors' Report etc) Regulations 2005 (the 'Regulations') Smiths Group will be required to produce an operating and financial review which complies with the Regulations and the Accounting Standards Board's Reporting Standard 1: Operating and Financial Review ('RS1') for inclusion in the Company's next annual report and accounts for the year ending 31 July 2006. An operating and financial review is a narrative explanation of the main trends and factors underlying the development, performance and position of the Company during a financial year and those which are likely to affect its future development, performance and position. In anticipation of that forthcoming requirement, the directors have sought to prepare this operating and financial review in light of the requirements of the Regulations and RS1 in order to prepare for the introduction of the new regime. However, this operating and financial review has not been audited or otherwise independently verified and has not necessarily been prepared in strict compliance with the Regulations or RS1. This operating and financial review has been prepared for, and only for the members of the Company, as a body, and no other persons and its purpose is to assist shareholders to assess the Company's strategies and the potential for those strategies to succeed and for no other purpose. The Company, its directors, employees, agents or advisers do not accept or assume responsibility for any other purpose or to any other person to whom this document is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. This operating and financial review contains forward looking statements that are subject to risk factors associated with amongst other things, the economic and business circumstances occurring from time to time in the countries, sectors and markets in which the Group operates. These and other factors could adversely affect the outcome and financial effects of the plans and events described. By their nature, forward looking statements involve a number of risks, uncertainties and assumptions because they relate to events and/or depend on circumstances that may or may not occur in the future and could cause actual results and outcomes to differ materially from those expressed in or implied by the forward looking statements. It is believed that the expectations reflected in these statements are reasonable but they may be affected by a wide range of such variables. No assurances can be given that the forward looking statements in this operating and financial review will be realised. The forward looking statements reflect the knowledge and information available at the date of preparation, and will not be updated during the year but will be considered in the operating and financial review for next year.

Board of directors


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01. Donald Brydon, CBE Chairman†▲
Aged 60, British. Donald Brydon was appointed to the Board in April 2004, becoming Chairman on 21 September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is non-executive Chairman of the London Metal Exchange and AXA Investment Managers SA and a non-executive director of ScottishPower plc. He was formerly Chairman of Amersham plc. Additionally, he is Chairman of the Code Committee of the Panel on Takeovers and Mergers (UK).

Chairman of the Nomination Committee.

02. Keith Butler-Wheelhouse Chief Executive
Aged 59, British. Keith Butler-Wheelhouse was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

03. Robert O'Leary Non-executive director*†
Aged 61, US citizen. Robert O'Leary was appointed to the Board as a non-executive director in September 1997. He is Chairman of Valeant Pharmaceuticals International. He formerly served as Chairman and Chief Executive Officer of Valeant from June 2002 to January 2005. He was formerly Chairman and Chief Executive Officer of Premier Inc. and of American Medical International. He is a member of the Boards of Directors of Thermo Electron Corporation and of Viasys Healthcare Inc.

04. Sir Nigel Broomfield, KCMG Non-executive director*†
Aged 68, British. Sir Nigel Broomfield was appointed to the Board in December 2000 having been a non-executive director of TI Group plc since 1998. He is Chairman of Leonard Cheshire and President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993 to 1997.

05. John Ferrie, CBE Group Managing Director, Aerospace
Aged 58, British. John Ferrie was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998 and is a Fellow of the Royal Academy of Engineering. He is a non-executive director of Westbury plc.

06. David Lillycrop General Counsel
Aged 49, British. David Lillycrop was appointed to the Board in December 2000, having been an executive director of TI Group plc since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. Chairman of TI Pension Trustee Ltd. 1997 to July 2005.

07. Alan Thomson Financial Director
Aged 59, British. Alan Thomson was appointed to the Board as Financial Director on joining the Company in April 1995. He was previously Finance Director of Rugby Group plc and prior to that had worked for Courtaulds plc, Rockwell International Corporation and Raychem Ltd. He is a non-executive director of Johnson Matthey plc.

08. Sir Julian Horn-Smith Non-executive director†
Aged 56, British. Sir Julian Horn-Smith was appointed to the Board as a non-executive director in February 2000. He is Deputy Chief Executive Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and director of Verizon Wireless in the United States. He is also a non-executive director of Lloyds TSB Group plc.

Chairman of the Remuneration Committee.

09. John Langston Group Managing Director, Specialty Engineering
Aged 55, British. John Langston was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering on 1 August 2004. He had been a director of TI Group plc since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

10. David Challen, CBE Non-executive director*†
Aged 62, British. David Challen was appointed to the Board on 21 September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc.

Chairman of the Audit Committee.

11. The Rt Hon Lord Robertson of Port Ellen, KT, GCMG, FRSE, PC
Non-executive director*▲
Aged 59, British. Lord Robertson was appointed to the Board in February 2004. He was the 10th Secretary General of NATO from August 1999 to December 2003, and UK Secretary of State for Defence from 1997 to 1999. He was Member of Parliament for Hamilton and then Hamilton South from 1978 to 1999. He is Executive Deputy Chairman of Cable & Wireless plc, a non-executive director of Weir Group plc, and an advisor to the Cohen Group (USA), the Royal Bank of Canada Europe, BP and Englefield Capital. He is also Chairman of the John Smith Memorial Trust.

12. Peter Jackson Non-executive director*▲
Aged 58, British. Peter Jackson was appointed to the Board as a non-executive director in December 2003 and as senior independent director in September 2004. He recently retired as Chief Executive of Associated British Foods plc, the international food and retail group, a post he had held since June 1999. He had been a member of the ABF board since December 1992.

Senior independent director.

Committees
* Audit Committee
† Remuneration Committee
▲ Nomination Committee

Directors' report

Principal activities

The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- aerospace systems, including integrated electronic and mechanical systems and precision components, for commercial and military aircraft;
- advanced security equipment, using trace detection and x-ray imaging to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices aligned to specific therapies, principally airway, pain and temperature management, infusion, needle protection, critical care monitoring and vascular access;
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; marine navigation; ducting and hose assemblies.

The main manufacturing operations are in the UK, the Americas and Continental Europe. A review of the development of the Company and its subsidiary undertakings during the 2004/05 financial year is provided in the Operating and Financial Review on pages 15 to 37.

Results and dividends

The results for the year to 31 July 2005 are set out in the Consolidated Profit and Loss Account on page 59. Sales for the year amounted to £3,017m, against £2,733m last year. The profit for the year after taxation amounted to £221m (2004: £213m). Note: The 2005 financial statements have been compiled in accordance with UK Generally Accepted Accounting Principles. As the 2006 financial statements will comply with International Financial Reporting Standards (IFRS), the 2005 financial statements will be restated under IFRS for future comparison purposes.

An interim dividend of 9.25p per ordinary share of 25p was paid on 27 April 2005. The directors recommend for payment on 18 November 2005 a final cash dividend on each ordinary share of 19.75p, making a total dividend of 29p for the year.

The retained profit of £57.5m was transferred to Reserves.

Research and development

£295m was spent on research and development during the year, of which £143m was funded by the Company and the balance by customers. Each business carries out research and development programmes to suit its own particular market and product needs. Interchange of technology and technical information between Smiths manufacturing businesses is centrally co-ordinated.

Changes in the Company and its interests during the year

On 30 September 2004 the Company acquired the minority shareholders' interests in the share capitals of Dionar sp zo.o and Dionar Tools sp zo.o for a cash consideration of £0.8m.

On 24 November 2004 the Company acquired the issued share capital of Integrated Aerospace, Inc. for a cash consideration of US$110m.

On 2 December 2004 the Company acquired the issued share capital of Tianjin Timing Seals Co. Ltd for a cash consideration of £2.5m.

On 15 February 2005 the Company acquired the issued share capital of Farran Technology Limited for a cash consideration of €19m plus deferred performance-related consideration of up to a maximum of €5m.

On 16 March 2005 the Company acquired the business and assets of US Seals, Inc. for a cash consideration of US$11.8m.

On 21 March 2005 the Company acquired the issued share capital of MedVest Holdings Corp. for a cash consideration of US$655m.

On 31 March 2005 the Company acquired all the issued B ordinary shares in ChartCo Limited for a cash consideration of £0.5m.

On 31 May 2005 the Company acquired the issued share capital of Gryphon Management Group Pty Limited for a cash consideration of A$1.1m.

On 27 June 2005 the Company acquired the issued share capital of Hi-Tech Holdings, Inc. for a cash consideration of £9m.

On 30 June 2005 the Company acquired the issued share capital of ETI Technology, Inc. for a cash consideration of US$4m plus deferred performance-related consideration of up to a maximum of US$4.5m.

Also on 30 June 2005 the Company acquired the business and assets of Sevit SpA for a cash consideration of £3.5m.

Post balance sheet events

On 1 August 2005 the Company transferred the issued share capital of Smiths Heimann Biometrics GmbH to Cross Match Technologies, Inc. in exchange for approximately 40% of the issued share capital of Cross Match Technologies, Inc.

Also on 1 August 2005 the Company acquired the business and assets of Farnam Custom Products, Inc. for £3.5m.

On 8 August 2005 the Company sold the issued share capital of EBTEC Corporation for a cash consideration of US$3.2m.

On 9 September 2005 the Company agreed the disposal of pvb Critical Care GmbH for £7m.

On 22 September 2005 the Company announced the acquisition of the 34% minority shareholding of John Crane Tianjin for £1.5m and of Millitech Inc. for £19m.

Future developments

The Company will pursue its existing international activities and continue to seek business opportunities in both the UK and overseas.

Charitable and political donations

During the year the Company made donations of £635,000 for charitable purposes including payments totalling £300,000 for the Portex Chair of Paediatric Anaesthesia and £8,000 to charities with selected medical objectives. Other donations were made by the Company's businesses worldwide to miscellaneous charities. No political donations were made.

Directors
The directors at the end of the financial year are shown on page 39.

On 21 September 2004 Mr K Orrell-Jones retired from the Board and Mr D H Brydon succeeded him as Chairman. On the same day, Mr D J Challen was appointed as a non-executive director. On 16 November 2004 Sir Colin Chandler retired as a non-executive director; on 20 January 2005 Mr E Lindh retired as an executive director; and on 6 July 2005 Mr L H N Kinet retired as an executive director.

The Company has announced that Mr A M Thomson will retire as planned at age 60 in September 2006 and will be succeeded at that time by Mr J Langston, currently Group Managing Director, Specialty Engineering.

Reappointment of director
Mr R W O'Leary, who has been a member of the Board for more than eight years, has served more than 30 months since his previous reappointment and will retire at the Annual General Meeting, in accordance with Article 57, and, being eligible, is willing to be considered for reappointment.

The Board has reviewed his effectiveness and concludes that his continued commitment as a member of the Board and the Audit and Remuneration Committees and his wide-ranging experience, particularly in the United States, are of great benefit to the Company. The Board acknowledges that length of service can affect directors' independence but believes that Mr O'Leary retains his independence and recommends to shareholders that he should be reappointed as a non-executive director.

The Combined Code provides that non-executive directors who have served more than nine years should be subject to annual reappointment. Although Mr O'Leary has not yet served nine years, the Board intends to comply with this provision and, accordingly, Mr O'Leary seeks reappointment until the conclusion of the 2006 Annual General Meeting.

Directors' Remuneration Report
The Directors' Remuneration Report is on pages 48 to 56. An ordinary resolution to approve the report will be put to shareholders at the Annual General Meeting.

Directors' interests in contracts
Details of the executive directors' service contracts are as disclosed in the Service Contracts section of the Directors' Remuneration Report on pages 51 and 52. Details of the interests of the executive directors in the Company's share option schemes and plans are shown in the Directors' Remuneration Report on pages 53 to 56.

Qualifying third party indemnity provisions (as defined by section 309B of the Companies Act 1985) were put into force during the course of the financial year ended 31 July 2005 for the benefit of the then directors and, at the date of this report, are in force for the benefit of the current directors in relation to certain losses and liabilities which they may incur (or have incurred) to third parties in the course of their professional duties.

Apart from the exceptions referred to above, no director had an interest in any contract to which the Company or its subsidiaries was a party during the year.

Interests in shares
As at 21 September 2005 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
Barclays PLC	22.6m	4.0%
Franklin Resources, Inc.	60.3m	10.7%
Legal & General Group plc	20.7m	3.7%
Janus Capital Management LLC	22.2m	3.9%
FMR Corp/Fidelity International Limited	39.7m	7.0%

†percentage of share capital in issue on 21 September 2005

The Company has not acquired or disposed of any interests in its own shares.

The interests of the directors, their families and any connected persons in the issued share capital of the Company are shown on page 51.

Corporate Governance
The report on Corporate Governance is on pages 44 to 47. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the July 2003 issue of the Combined Code, to the extent required by the UK Listing Authority Listing Rules. The results of their review are set out on page 58.

Going concern
The Board's review of the accounts, budgets and forward plans, together with the internal control system, leads the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Policy on payment of creditors
The Company's policy and practice is to pay creditors promptly in accordance with agreed terms of business. The average time taken to pay an invoice was 35 days (2004: 35) for the parent Company and 48 days (2004: 49) for the Group as a whole (calculated in compliance with the Companies Act 1985 (Directors' Report)(Statement of Payment Practice) Regulations 1997).

Environment
The Company seeks to minimise, as far as is reasonably practicable, any detrimental effects to the environment of its operations and products. A senior corporate staff director has responsibility for safety, health and environmental matters. The Corporate Responsibility review appears in the Operating and Financial Review on pages 32 to 37.

Employment policies
It is the Company's policy to provide equal opportunities for employment. The Company continues to be actively involved in all aspects of the training and development of young persons, including initiatives designed to ease the transition from school to work. Disabled people are given full consideration for employment and subsequent training, career development and promotion on the basis of their aptitudes and abilities.

Share schemes enable employees to acquire an interest in the Company's shares and to align their interests more closely with those of the shareholders.

Employees are regularly provided with a wide range of information concerning the performance and prospects of the business in which they are involved by means of Employee Councils; Information and Consultation forums; and other consultative bodies that allow the views of personnel to be taken into account.

All matters concerning the environment, health and safety continue to be regulated by preventative, investigatory and consultative systems, overseen by the Group Environment, Health and Safety Committee; issues relevant to the Company pension scheme are likewise covered by means of structured committees, including representation from recognised trade unions. A more detailed statement appears in the Operating and Financial Review on pages 32 to 37.

Authority to issue shares
At the Annual General Meeting shareholders will be asked to renew the authority, given to the directors at the last Annual General Meeting, to allot relevant securities for the purposes of section 80 of the Companies Act 1985, so as to reflect the increase in the Company's issued share capital since the last Annual General Meeting. In compliance with recently published guidelines and market practice, the authority proposed will expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 14 February 2007. The amount of relevant securities to which this authority relates (£47,010,371 nominal of share capital) represents one third of the share capital in issue on 21 September 2005. The ordinary resolution is set out in the Notice of Annual General Meeting.

Also in the Notice is the special resolution to renew the power granted to directors under section 95 of the Companies Act 1985. The new authority sought will be on substantially similar terms to those attaching to the existing authority and, in compliance with current practice, will expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 14 February 2007. It will permit the directors to allot equity securities for cash:

- in connection with a rights issue pro rata to the rights of the existing shareholders;
- pursuant to the terms of any share scheme approved by the shareholders in General Meeting;
- for any other purpose (including the sale on a non pre-emptive basis of any shares the Company may hold in treasury for cash) provided that the aggregate nominal value of such allotments does not exceed £7,051,555 (approximately 5% of the issued share capital on 21 September 2005).

The directors intend seeking renewal of these authorities annually.

The directors have no present intention of exercising these authorities, except for allotments of shares pursuant to the Company's share option schemes, and would not seek to issue more than 7.5% of the issued share capital in the Company in any rolling three-year period without prior consultation with the Investment Committees of the Association of British Insurers and National Association of Pension Funds.

During the year ended 31 July 2005 the following ordinary shares in Smiths Group plc were issued:

- 1,613,883 shares pursuant to the terms of the Company's shareholder-approved share option schemes; and
- 580,573 shares pursuant to the terms of TI Group share option schemes.

Authority to purchase shares
At the Annual General Meeting the Company will seek to renew the authority, granted at the last Annual General Meeting to the directors, to purchase the Company's shares in the market. The authority will be limited to 10% of the share capital in issue on 21 September 2005 and will be renewed annually. The maximum price that may be paid under the authority will be limited to 105% of the average of the middle market quotations of the Company's shares, as derived from the London Stock Exchange Daily Official List, for the five business days prior to any purchase. On 21 September 2005 options over approximately 22m shares were outstanding under the Company's share option schemes, representing approximately 4% of the then issued share capital. If the existing authority to purchase shares and the new authority being sought at the Annual General Meeting were to be used in full, then the outstanding options would represent approximately 5% of the reduced issued share capital.

Under the Companies Act 1985, any shares purchased under this authority may be cancelled or held as treasury shares. Treasury shares may be subsequently sold or used to satisfy applications under share schemes.

No shares have ever been purchased or contracted for or are the subject of any option under the expiring or any prior authority.

The directors will exercise the authority only if they are satisfied that any purchase will increase the earnings per share of the ordinary share capital in issue and will be in the interests of the shareholders. The directors will also give careful consideration to the gearing levels of the Company and its general financial position. If the directors exercise this authority, they may consider holding shares in treasury rather than cancelling them. The directors will, however, have regard to any guidelines issued by investor groups which may be published at the time of any such purchase regarding the merits of the cancellation of such shares as against holding them as treasury shares.

Annual General Meeting
The 2005 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 15 November 2005 at 2.30 pm. In addition to the items of business which shareholders are usually asked to approve at the Annual General Meeting, there is one proposal which requires some explanation as set out below.

SAYE Share Option Scheme
The Company adopted a SAYE Share Option Scheme in 1982 which was last approved by shareholders in November 1995. Invitations to apply for options cannot currently be issued after 28 November 2005. A resolution to extend the scheme for a further 10 years will be proposed at the Annual General Meeting. In accordance with the rules of the scheme, shareholder approval of this extension is required. At the same time, it is proposed that the name of the scheme be changed to the 'Smiths Group Sharesave Scheme' (to reflect the change in the Company's name since the scheme was last amended) and that certain minor modifications to the scheme be made to bring it into line with current regulations and practices. The proposed amendments will permit the issue of invitations to apply for options under the scheme up to 15 November 2015 (being the tenth anniversary of the date of the Annual General Meeting when the changes are proposed to be adopted).

The rules of the scheme, showing the proposed amendments, will be available for inspection as described in note 5 of the Notice of Annual General Meeting.

Auditors
Resolutions will be proposed at the Annual General Meeting to reappoint PricewaterhouseCoopers LLP as auditors and to authorise the directors to determine the auditors' remuneration.

Summary Financial Statement
The Company has produced the Summary Financial Statement 2005. Shareholders will be automatically sent Summary Financial Statements alone each year unless they elect in writing to receive the Statutory Reports and Accounts. Shareholders who wish to receive the Statutory Reports and Accounts (free of charge) in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282. The publication of Summary Financial Statements results in significant savings in the cost of producing the accounts each year.

Electronic proxy voting
The Company continues to provide electronic proxy voting for this year's Annual General Meeting. Shareholders who are not Crest members can appoint a proxy and vote on-line for or against (or consciously not vote for) the resolutions to be proposed at the Annual General Meeting by visiting the website www.sharevote.co.uk. The onscreen instructions will give details on how to complete the appointment and voting process. Crest members, Crest personal members and other Crest sponsored members should consult the Crest Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. The Company may treat as invalid a Crest proxy voting instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Paper proxy cards have been distributed to all shareholders with the Notice of Annual General Meeting, as usual.

Shareholders who will not be able to attend the Annual General Meeting on 15 November 2005 in person are encouraged to vote their shares by appointing a proxy and issuing voting instructions (either electronically or by completing and returning their proxy cards). Electronic and paper proxy appointments and voting instructions must be received by Lloyds TSB Registrars not later than 48 hours before the Annual General Meeting in order to be valid.

www.smiths-group.com
Electronic copies of the Annual Report and Accounts 2005, the Summary Financial Statement 2005 and the Notice of Annual General Meeting will be posted on the Company's website, www.smiths-group.com. The Company's announcements to the Stock Exchange and press releases are available online through the website. Shareholding details and practical help on share transfers and changes of address can be found at www.shareview.co.uk.

Important information
If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Smiths Group plc please pass this document and the accompanying proxy form to the purchaser or transferee or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Recommendation
Your directors believe that all the proposals to be considered at the Annual General Meeting are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors intend to vote in favour of the resolutions in respect of their own shareholdings.

By Order of the Board

David P Lillycrop
Director and Secretary

765 Finchley Road,
London NW11 8DS

22 September 2005

Corporate governance report

Compliance with the Combined Code

Throughout the accounting period covered by this report, the Company has been in full compliance with the Combined Code on Corporate Governance (July 2003 issue) (the Code) applicable under the Listing Rules of the UK Listing Authority, with two exceptions. First, there was no senior independent director from 1 August to 21 September 2004, on which date Mr Jackson was appointed to that role. The second exception is that the Chairman is a member of the Remuneration Committee. The Board considers that the Chairman should participate in decisions concerning remuneration of the executive members of the Board.

The Code requires listed companies to report how the main and supporting principles of the Code have been applied, giving enough detail to enable shareholders to evaluate the report, and to state whether there has been compliance with the provisions of the Code, giving an explanation for any points of non-compliance. Reference in this report to principles and provisions are to those of the Code from which the following headings are taken.

Directors

The Board

The first main principle requires the Company to have an effective Board which is collectively responsible for its success. Supporting principles describe the Board's role to provide entrepreneurial leadership within a framework of controls that allow risk to be assessed and managed. The Board should set strategic aims and the Company's values, ensuring that obligations to shareholders are met. Non-executive directors have a particular role in overseeing the development of strategy, scrutinising management performance and ensuring the integrity of financial information and systems of risk management. The Board is satisfied that it has met these requirements.

During the last year several important changes have been made to the membership of the Board. Upon the retirement from the Board of Mr Orrell-Jones on 21 September 2004, Mr Brydon succeeded him as Chairman and Mr Challen was appointed as a non-executive director. On the same date Mr Challen, who had been an observer at Board and Board Committee Meetings since 1 June 2004, succeeded Sir Colin Chandler as Chairman of the Audit Committee. Three other directors retired during the year – Sir Colin Chandler on 16 November 2004, Mr Lindh on 20 January 2005 and Mr Kinet on 6 July 2005.

As at 22 September 2005, the Board comprises Mr Brydon, Chairman, Mr Butler-Wheelhouse, Chief Executive, four other executive directors and six independent non-executive directors. Mr Jackson is the senior independent director. Biographies of the directors, giving details of their experience and other main commitments, are set out on page 39. The wide ranging experience and backgrounds of the non-executive directors ensure that they can debate and constructively challenge management in relation to both the development of strategy and performance against the goals set by the Board.

The Board normally meets formally at least eight times a year to make and review major business decisions and monitor current trading against plans which it has approved. It additionally exercises control by determining matters specifically reserved to it in a formal schedule which only the Board may change: these matters include the acquisition of companies, the issue of shares, significant contractual commitments, the review of the effectiveness of risk management processes and major capital expenditure. Once a year the Board meets in conference with a particular focus on long-term strategy and developments affecting the Company. Additional meetings are arranged as necessary to deal with urgent items.

The Board sets the Company's values and standards and has adopted a Code of Corporate Responsibility and Business Ethics which is referred to in the Operating and Financial Review on pages 32 and 33.

The Chairman meets the non-executive directors without the executive directors present at least three times per annum. The senior independent director meets the other non-executive directors without the Chairman present at least annually.

Directors and officers of the Company and its subsidiaries have the benefit of a directors' and officers' liability insurance policy.

The following table shows the number of scheduled Board and Board Committee meetings held during the year ended 31 July 2005 and opposite each director's name the number of meetings attended. However, directors attend many other meetings and visits during the year. The Board views directors' contributions as measured beyond simplistic meeting attendance records.

	Board	Audit	Remuneration	Nomination
Number held	8	4	5	3
D H Brydon	7	–	3(3)*	2(2)*
K Orrell-Jones	1(1)*	–	2(2)*	1(1)*
K O Butler-Wheelhouse	8	–	–	–
Sir Nigel Broomfield	8	3(3)*	5	1(1)*
D J Challen	8	4	3(3)*	–
Sir Colin Chandler	2(2)*	1(1)*	–	1(1)*
J Ferrie	8	–	–	–
Sir Julian Horn-Smith	6	–	5	1(1)*
P J Jackson	8	3	–	2(2)*
L H N Kinet	7(7)*	–	–	–
J Langston	8	–	–	–
D P Lillycrop	8	–	–	–
E Lindh	4(4)*	–	–	–
R W O'Leary	6	2	3	–
Lord Robertson of Port Ellen	8	4	–	2(2)*
A M Thomson	8	–	–	–

*the figure in brackets indicates the maximum number of meetings the director could have attended in view of the period during which he was a Board or Committee member

– indicates not a member of that Committee in 2004/05

Chairman and Chief Executive

Another main principle requires a clear division of responsibilities between the running of the Board and executive responsibility for running the business, so that no one person has unfettered powers of decision.

The Board has met this requirement by establishing clearly defined roles for the Chairman and the Chief Executive. The Chairman is responsible for leadership of the Board, ensuring its effectiveness and setting its agenda. Once agreed by the Board as a whole, it is the Chief Executive's responsibility to ensure delivery of the strategic and financial objectives.

Board balance and independence

The Company complies with the requirement of the Code that there should be a balance of executive and non-executive directors such that no individual or small group can dominate the Board's decision taking.

In deciding the chairmanship and membership of the Board Committees, the need to refresh membership of the Committees is taken into account.

All the non-executive directors are considered to be independent and Mr Brydon was, in compliance with the Code, considered independent at the time of his appointment as Chairman.

Appointments to the Board

The Code requires there to be a formal, rigorous and transparent procedure for the appointment of new directors, which should be made on merit and against objective criteria. The Nomination Committee fulfils these requirements and its report is set out on page 47.

Information and professional development

Another main principle requires that information of appropriate quality is supplied to the Board in a timely manner and that, in addition to induction programmes on joining the Company, directors should regularly update their skills and knowledge.

The Board is provided with detailed information several days in advance on matters to be considered at its meetings and non-executive directors have ready access to the executive directors. Regular site visits are arranged and non-executive directors are encouraged to visit sites independently. During site visits, briefings are arranged and the Board is free to discuss aspects of the business with employees at all levels.

Newly-appointed directors undergo a structured induction programme to ensure that they have the necessary knowledge and understanding of the Company and its activities. Starting at the time of their appointment, and continuing on an incremental basis over the first six months, they undertake briefing sessions on corporate governance, strategy, stakeholder issues, finance and risk management and HR strategy, as well as meetings and site visits to business locations in the UK, the US and continental Europe. Each director's individual experience and background is taken into account in developing a programme tailored to his own requirements.

Ongoing training is provided as and when necessary. The suitability of external courses is kept under review by the Company Secretary who is charged with facilitating the induction of new directors and with assisting in the ongoing training and development of directors.

All directors have access to the advice and services of the Company Secretary and a procedure is in place for them to take independent professional advice at the Company's expense should this be required.

Performance evaluation

The Code requires the Board to undertake a formal and rigorous annual evaluation of its own performance and that of its Committees and the directors.

A formal evaluation of the performance of the Board, its Committees and the directors was conducted by means of detailed questionnaires that were completed by each director. The answers to the questionnaires formed the basis of a review by the whole Board, led by the Chairman. Regarding the Board, comments were invited on a wide range of issues including the appropriateness of matters specifically reserved for the Board, its contribution to the development and review of strategy, the terms of reference of its Committees, the effectiveness of the process for identifying and managing risks, logistics of Board Meetings and the composition and operation of the Board. For the Board Committees, the matters addressed included the appropriateness of their responsibilities, the logistics of their meetings, the availability of internal and external support and the composition and operation of the Committees. The questionnaire relating to each director's performance addressed several issues including the director's contribution at Board Meetings, with particular reference to the development of strategy and risk management, how effectively the director refreshes his knowledge and skills and, specifically for each non-executive director, his willingness to devote time and effort for the benefit of the Company.

The performance evaluation of the Chairman was led by the senior independent director who obtained the views of both the executive and non-executive directors.

Re-election

Under the Code directors should offer themselves for re-election at regular intervals and there should be a planned and progressive refreshing of the Board.

Non-executive directors are appointed for a specified term of three years and reappointment for a second term is not automatic. In exceptional circumstances and only after rigorous review, a non-executive director may serve for a third term. Any non-executive director who has served for more than nine years is subject to annual re-election. Directors stand for reappointment by the shareholders at the first Annual General Meeting following their appointment and subsequently at least every three years. The report from the Nomination Committee set out on page 47 explains the process for selection of directors and succession planning.

Remuneration

Information regarding the Remuneration Committee is set out on page 47 and the Directors' Remuneration Report is on pages 48 to 56.

Accountability and audit

Financial reporting

The Board is required to present a balanced and understandable assessment of the Company's position and prospects, not only in the Annual Report and Accounts but also in the Summary Financial Statement, and in interim and other public reports. The Board is satisfied that it has met this obligation. A summary of the directors' responsibilities for the financial statements is set out on page 57.

The 'going concern' statement required by the Code is set out in the Directors' Report on page 41.

Internal control

The Code requires the Company to maintain a sound system of internal control to safeguard shareholders' investment and the Company's assets. The Board must review the effectiveness of the internal control system at least annually, covering all material controls, including financial, operational and compliance controls and risk management systems, and report to shareholders that they have done so. The Turnbull Report, adopted by the UK Listing Authority, provides guidance for compliance with that part of the Code.

The Company's internal control is based on assessment of risk and a framework of control procedures to manage risks and to monitor compliance with procedures. The procedures for accountability and control, which accord with the guidance on internal control issued by the Turnbull Committee, are outlined below.

The Board accepts its responsibility for maintaining and reviewing the effectiveness of the Company's internal control systems. These are designed to meet the Company's particular needs and the risks to which it is exposed and, by their nature, can provide only reasonable, not absolute, assurance against material loss to the Company or material misstatement in the financial accounts.

The Group has an embedded process for the identification, evaluation and management of significant business risks. The process is reviewed through the Audit Committee and monitored by the Group Internal Audit Department. The Company has during the year identified and evaluated the key risks under three categories – strategic; operational; and information – and has ensured that effective controls and procedures are in place to manage these risks.

In the highly regulated environment of the industries in which the Company operates, procedures are codified in detailed operating procedures manuals and are reinforced by regular educational programmes. These are designed to ensure compliance not only with the regulatory requirements but also with the general principles of business integrity.

A key element in any system is communication and a number of committees enable the executive directors and senior corporate staff to address financial, human resource, risk management and other control issues. Experience is shared by subsidiaries through company-wide seminars.

Throughout the year the Board has reviewed the effectiveness of internal control and the management of risks at its regular Board meetings. In addition to financial and business reports, the Board has reviewed medium and longer-term strategic plans; capital expenditure and development programmes; management and product development programmes; reports on key operational issues; tax; treasury; risk management; insurance; legal matters; and Audit Committee reports, including internal and external auditor reports.

Audit Committee and Auditors

A principle of the Code is that the Board should establish formal and transparent arrangements for considering how it should apply the financial reporting and internal control principles and for maintaining an appropriate relationship with the external auditors, PricewaterhouseCoopers LLP. This obligation is satisfied through the work of the Audit Committee which is described on this page.

Relations with shareholders

Dialogue with shareholders

The Company is required to have a dialogue with shareholders, based on the mutual understanding of objectives, and it is the responsibility of the Board as a whole to ensure that a satisfactory dialogue does take place.

The Code recognises that primary contacts are likely to be by the Chief Executive and the Financial Director but requires the Chairman and senior independent director, and other directors as appropriate, to maintain contact with major shareholders in order to understand their concerns.

The Financial Director and the Director, Investor Relations, communicate with institutional investors through analysts' briefings and extensive investor roadshows in the UK, US and continental Europe, as well as timely Stock Exchange announcements, meetings with management and site visits. Members of the Board, and in particular non-executive directors, are kept informed of investors' views in the main through distribution of analysts' and brokers' briefings. At least twice a year a report is made to the Board on the number and types of meetings between the Company and institutional shareholders. The Chairman is available in the event of shareholder concerns which cannot be addressed through management. At the time of appointment of new non-executive directors they are available to meet shareholders on request.

Constructive use of the Annual General Meeting

All directors normally attend the Company's Annual General Meeting and shareholders are invited to ask questions during the meeting and to meet directors after the formal proceedings have ended. Shareholders at the meeting are advised as to the level of proxy votes received including the percentages for and against and the abstentions in respect of each resolution following each vote on a show of hands.

Board Committees

The full terms of reference of the following Board Committees are available upon request and on the Company's website.

Audit Committee

From 1 August to 21 September 2004 the Audit Committee comprised Sir Colin Chandler, as Chairman of the Committee, Mr Jackson, Mr O'Leary and Lord Robertson of Port Ellen. On 21 September 2004 Sir Colin retired from the Committee, Mr Challen joined the Committee as its Chairman and Sir Nigel Broomfield became a member of the Committee. From that date the Committee comprised Mr Challen, as Chairman of the Committee, Sir Nigel Broomfield, Mr Jackson, Mr O'Leary and Lord Robertson of Port Ellen.

The Board has determined that the Committee members have the skills and experience necessary to contribute meaningfully to the Committee's deliberations. In addition, the Chairman of the Committee has requisite experience in accounting and financial management.

Under its terms of reference, the Committee monitors the integrity of the Company's financial statements and the effectiveness of the external audit process. It is responsible for ensuring that an appropriate relationship between the Company and the external auditors is maintained, including reviewing non-audit services and fees. It also reviews annually the Group's systems of internal control and the processes for monitoring and evaluating the risks facing the Group. The Committee reviews the effectiveness of the internal audit function and is responsible for approving the appointment and removal of the Director, Internal Audit. The Committee reviews annually its terms of reference and its effectiveness and recommends to the Board any changes required as a result of such review.

In April 2005, the Board amended the Committee's terms of reference to include responsibility for monitoring the Company's Code of Corporate Responsibility and Business Ethics and Corporate Responsibility and Business Ethics Programme.

In the year to 31 July 2005, the Audit Committee discharged its responsibilities by reviewing:

- the Group's 2004 financial statements and 2005 interim results statement prior to Board approval and the external auditors' detailed reports thereon;
- the Company's 2005 Interim Results restated under the International Financial Reporting Standards and a draft of the IFRS announcement released in July 2005;
- the audit fee and non-audit fees payable to the Group's external auditors;
- the external auditors' effectiveness and their plan for the audit of the Group's 2004/05 accounts, which included confirmations of auditor independence and the proposed audit fee, and approving the terms of engagement for the audit;
- an annual report on the Group's systems of internal control and their effectiveness, reporting to the Board on the results of the review and receiving regular updates on key risk areas of financial control;
- the risks associated with major business programmes;
- the internal audit function's terms of reference, its 2004/05 work programme and regular reports on its work during the year.

The Committee has authority to investigate any matters within its terms of reference, to access resources, to call for information and to obtain external professional advice at the cost of the Company.

No one other than the members of the Committee is entitled to be present at meetings. However, the non-executive directors who are not members of the Committee, the Chief Executive, Financial Director, General Counsel, Group Financial Controller, Director,

Internal Audit and the external auditors are normally invited to attend. Others may be invited to attend by the Committee. The papers for and Minutes of each Committee Meeting are sent to all directors. At least once a year, there is an opportunity for the external auditors, the Director, Internal Audit and the Director of Compliance and Business Ethics to discuss matters with the Committee without any executive management being present. Both the Director, Internal Audit and the external auditors have direct access to the Chairman of the Committee outside formal Committee meetings.

The Audit Committee has the specific task of keeping under review the nature and extent of non-audit services provided by the external auditors in order to ensure that objectivity and independence are maintained. Under the audit independence policy, approved by the Committee, certain non-audit services may not be provided by the external auditors, certain services require the approval of the Financial Director and other services require the approval of the Chairman of the Committee. Where the cost of the services is expected to exceed £100,000, the engagement will normally be subject to competitive tender. The external auditors have in place processes to ensure their independence is maintained including safeguards to ensure that where they do provide non-audit services, their independence is not threatened. They have written to the Audit Committee confirming that, in their opinion, they are independent.

Remuneration Committee
From 1 August to 21 September 2004 the Remuneration Committee comprised Sir Julian Horn-Smith, as Chairman of the Committee, Mr Orrell-Jones, Sir Nigel Broomfield and Mr O'Leary. On 21 September 2004 Mr Orrell-Jones retired and Messrs Brydon and Challen joined the Committee. From that date the Committee comprised Sir Julian Horn-Smith, as Chairman of the Committee, Mr Brydon, Sir Nigel Broomfield and Messrs Challen and O'Leary.

The Committee's responsibilities are described in the Directors' Remuneration Report on page 48.

The Committee meets periodically when required but at least three times per annum. No one other than the members of the Committee is entitled to be present at meetings but the non-executive directors who are not members of the Committee and the Chief Executive are normally invited to attend and external advisers may be invited by the Committee to attend. No executive is present when the Committee considers matters relating to himself or acts in matters relating to himself. Mr Brydon is absent when his own remuneration as Chairman of the Company is under discussion.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. It is responsible for appointing any consultants in respect of executive directors' remuneration. The Committee reviews annually its terms of reference and effectiveness and recommends to the Board any changes required as a result of such review.

Nomination Committee
From 1 August to 21 September 2004 the Nomination Committee comprised Mr Orrell-Jones, as Chairman of the Committee, Sir Colin Chandler, Sir Nigel Broomfield and Sir Julian Horn-Smith. On 21 September 2004 all these directors retired as members of the Committee and they were succeeded by Mr Brydon who joined the Committee as its Chairman and Mr Jackson and Lord Robertson of Port Ellen who joined as members of the Committee.

The Committee leads the process for identifying, and makes recommendations to the Board regarding, candidates for appointment as directors of the Company and as Company Secretary, giving full consideration to succession planning and the leadership needs of the Group. It also makes recommendations to the Board on the composition of the Nomination Committee and the composition and chairmanship of the Audit and Remuneration Committees. It reviews regularly the structure, size and composition of the Board, including the balance of skills, knowledge and experience and the independence of the non-executive directors, and makes recommendations to the Board with regard to any changes.

The Committee meets periodically when required. No one other than members of the Committee is entitled to be present at meetings but the non-executive directors who are not members of the Committee and the Chief Executive are normally invited to attend and external advisers may be invited by the Committee to attend.

The Committee has access to such information and advice both from within the Group and externally, at the cost of the Company, as it deems necessary. This may include the appointment of external executive search consultants, where appropriate. The Committee reviews annually its terms of reference and effectiveness and recommends to the Board any changes required as a result of such review.

The procedures referred to above were used by the Nomination Committee in the appointment of Mr Brydon as Chairman and Mr Challen as a non-executive director both with effect from 21 September 2004. This included an assessment of the time commitment expected from the director and, for the Chairman, recognising the need for his availability in the event of major corporate action. Independent executive search consultants were used in connection with each appointment. Mr Orrell-Jones, the former Chairman, was not a member of the Nomination Committee panel which recommended to the Board the appointment of Mr Brydon as his successor.

Directors' remuneration report

Introduction

The Directors' Remuneration Report is presented to shareholders by the Board. The report complies with the Directors' Remuneration Report Regulations 2002 (the Regulations). A resolution will be put to shareholders at the Annual General Meeting on 15 November 2005 inviting them to approve this report.

The Committee
From 1 August to 21 September 2004 the Remuneration Committee (the Committee) comprised Sir Julian Horn-Smith, as Chairman of the Committee, Mr Orrell-Jones, Sir Nigel Broomfield and Mr O'Leary. On 21 September 2004 Mr Orrell-Jones retired from the Board and Messrs Brydon and Challen joined the Committee. From that date the Committee comprised Sir Julian Horn-Smith, as Chairman of the Committee, Mr Brydon, Sir Nigel Broomfield and Messrs Challen and O'Leary. Mr Brydon is absent when his own remuneration as Chairman of the Company is under consideration. The Chief Executive attends meetings of the Committee by invitation; he is absent when his own remuneration is under consideration.

The Committee operates within agreed terms of reference and has responsibility for making recommendations to the Board on the Group's general policy relating to executive remuneration. It also determines, on behalf of the Board, specific remuneration packages for the executive directors (including their annual bonus targets and grants of share options and awards) and for the Chairman. The Committee's terms of reference are available for inspection on the Company's website.

The Company complied with the provisions of the Combined Code on Corporate Governance (July 2003 issue) relating to directors' remuneration throughout 2004/05 (save that, as explained on page 44, the Chairman is a member of the Committee).

The Committee meets regularly and takes advice from both inside and outside the Group on a range of matters, including the scale and composition of the total remuneration package payable to people with similar responsibilities, skills and experience in comparable industrial companies which are UK-based but which, like Smiths, have extensive operations outside the UK.

During the year, the Committee received material assistance and advice from the Chief Executive and from the General Counsel (who is also Secretary to the Committee). In addition, the Committee received material assistance and advice from:

- Towers Perrin, remuneration consultants;
- Freshfields Bruckhaus Deringer, solicitors.

Towers Perrin, who also provided remuneration and pensions advice to the Company during the year, were appointed by the Committee. Freshfields Bruckhaus Deringer, who were appointed by the Company, also advised the Group on various discrete legal matters during the year.

The remuneration of directors is set out in tables on pages 50 and 51.

Remuneration policy
The Committee believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2005/06) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Regulations, the Company's TSR is compared with a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

Five year historical TSR performance


— Smiths
— FTSE 100
£*
Value of hypothetical £100 holding
140
120
100
80
60
40
Jul 00
Jul 01
Jul 02
Jul 03
Jul 04
Jul 05

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

Elements of remuneration
Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share-based incentive schemes, currently comprising the Smiths Industries 1982 SAYE Share Option Scheme, the Smiths Group Performance Share Plan (the Performance Share Plan) and the Smiths Group Co-Investment Plan (the Co-Investment Plan). The Performance Share Plan and the Co-Investment Plan were both approved at the Annual General Meeting in 2004. Executive directors continue to hold awards under predecessor schemes, being the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element and executive share incentives are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors' remuneration packages.

The first grant of awards under the Performance Share Plan to executive directors and senior executives (who consequently no longer receive grants under the 1995 Scheme) was made in December 2004. The Committee intends to make a further grant of awards in October 2005.

It is intended that the first opportunity for executive directors and senior executives to apply to invest in the Company's shares under the Co-Investment Plan will be provided in October 2005 and that no further awards will be made under the Deferred Share Scheme.

Further information on the share plans is set out below.

Salary and benefits in kind
Salaries are reviewed annually for each director; at the August 2004 review all directors' salaries increased by 4%. The Committee takes

into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

Bonuses
Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The maximum level of bonus that may be awarded for the financial year 2005/06 is 100% (Chief Executive 120%) of salary.

In 2003/04 and 2004/05 a higher maximum level of bonus was available. This followed a review in 2002/03 from which, with the intention of enhancing shareholder value, restated strategic priorities resulted. In order to intensify the focus of executive directors on these priorities, the maximum bonus level rose to 160% (Chief Executive 190%) of salary. Following the reduction in maximum bonus potential referred to above, the Committee intends to review this level annually to ensure that it remains appropriately competitive.

No further awards will be made under the Deferred Share Scheme, following the grant in December 2004 in respect of bonus earned in the year to 31 July 2004. Instead, executive directors and other senior executives will be eligible to participate in the Co-Investment Plan. Under this plan, participants will be able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in shares in the Company. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of salary or deferred bonus in question). The initial performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. There will be no retesting of this performance condition.

Pensions
The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. The Company intends to continue to apply an earnings cap, on a basis similar to the pre-2006 Inland Revenue limit, to determine the proportion of overall pension payable by the regulated pension scheme, with the balance of pension provided by the Company; these arrangements substantially represent a continuation of current practice and involve no additional cost for the Company. Details of the salary supplement payments and other pension provisions are set out in the tables on pages 50 and 51.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

Share options and performance shares
The Company operates a number of share incentive schemes for executive directors and other employees.

The Smiths Industries 1995 Executive Share Option Scheme was approved at the Annual General Meeting in 1995 and amended in 2001. For executive directors and other senior executives the 1995 Scheme has been replaced by the Performance Share Plan; they received their final grants of options under the 1995 Scheme in October 2003. However, the 1995 Scheme continues to cover approximately 400 executives whose awards are approved by the Committee. The operation of the 1995 Scheme is summarised on page 56.

Under the Performance Share Plan, the maximum value of share awards made to executive directors and other senior executives at the first grant in December 2004 was 150% of base salary and the Committee intends that this should remain as the maximum value of awards. However, the Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300% of base salary. Awards will be released after three years to the extent a performance condition is met. One-third of the award is subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three-year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (measured before exceptional items and goodwill amortisation). For the three-year cycle commencing in 2004/05, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%. The same performance target will apply for the three-year cycle commencing in 2005/06.

The Committee considers the use of two measures, in these proportions, to be appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the Performance Share Plan. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals. The Committee has determined these initial threshold and maximum vesting levels after considering the Company's historic performance, future plans and on the basis of external advice. The Committee considers that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. These target levels will be kept under periodic review by the Committee. There will be no retesting of either the TSR or EPS performance measures.

The Save-As-You-Earn Share Option Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the year to 31 July 2005, executive directors exercised share options and at 31 July 2005 held unexercised options and share awards as described in the table on pages 53 to 56.

There were no changes in the options held by directors between 31 July and 21 September 2005. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings and options to acquire shares in the Company.

Remuneration

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme and also defined benefit pension arrangements, was as follows:

	2005 £000	2004 £000
Fees, salaries and benefits	**3,732**	3,839
Performance-related bonuses	**3,189**	2,541
Gain from exercise of share options	**1,005**	–
Incremental gain/(loss) from deferred share scheme exercises	**103**	(42)
Vesting of contingent share payments*	**1,841**	–
Payments in lieu of pension contribution	**627**	609
	10,497	6,947

*Two directors, Mr J Langston and Mr D P Lillycrop, had respective contingent interests in 125,000 and 100,000 Smiths shares arising from contractual arrangements entered into following the merger of TI Group plc with the Company. These interests vested on 27 September 2004 and their value on that date, including dividends accrued since 26 September 2001 (the effective date of the contractual arrangements), was £1,022,492 for Mr Langston and £818,027 for Mr Lillycrop. No consideration was payable for the shares and there was no performance condition.

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2005 £000	2004 £000	2005 £000	2005 £000	2005 £000	2005 £000	2004 £000
Chairman							
D H Brydon	**218**	23	**3**	**–**	**–**	**221**	23
Chief Executive							
K O Butler-Wheelhouse	**787**	757	**52**	**1,116**	**394**	**2,349**	1,974
Executive directors							
J Ferrie	**380**	366	**67**	**280**	**152**	**879**	936
J Langston	**348**	335	**35**	**458**	**–**	**841**	621
D P Lillycrop	**332**	319	**65**	**402**	**–**	**799**	662
A M Thomson	**423**	407	**36**	**491**	**–**	**950**	743
Non-executive directors							
Sir Nigel Broomfield	**40**	40	**–**	**–**	**–**	**40**	40
D J Challen (appointed 21/09/04)*	**43**	–	**–**	**–**	**–**	**43**	–
Sir Julian Horn-Smith	**45**	42	**–**	**–**	**–**	**45**	42
P J Jackson	**53**	27	**–**	**–**	**–**	**53**	27
R W O'Leary	**40**	40	**–**	**–**	**–**	**40**	40
Lord Robertson of Port Ellen	**40**	18	**–**	**–**	**–**	**40**	18
Former directors							
K Orrell-Jones (retired 21/09/04)*	**34**	240	**11**	**–**	**–**	**45**	262
Sir Colin Chandler (retired 16/11/04)	**24**	80	**–**	**–**	**–**	**24**	80
L H N Kinet (retired 06/07/05)*	**324**	335	**143**	**216**	**81**	**764**	842
E Lindh (retired 20/01/05)*	**165**	335	**24**	**226**	**–**	**415**	679
	3,296	3,364	**436**	**3,189**	**627**	**7,548**	6,989

*During the periods from their dates of retirement to 31 July 2005 Messrs Orrell-Jones and Lindh received £26,660 and £63,625 respectively in cash and benefits under the terms of consultancy arrangements with them. From the date of his retirement as a director until 31 July 2005 Mr Kinet received £52,364 in cash and benefits (including education expenses) in respect of his continued employment under the terms of his service contract dated 24 January 2000 (as amended) which expires on 5 July 2006. During the period from 1 June 2004 until his appointment as a director on 21 September 2004, Mr Challen received £5,278 in respect of his role as an observer at Board and Board Committee meetings. With effect from 1 August 2005, Mr Lindh entered into a new consultancy agreement when he rejoined the Company to lead Smiths Medical on an interim basis.

1. Shares which may be awarded under the Deferred Share Scheme are as set out in the directors' share options table on pages 53 to 56.

2. Under his service contract Mr Butler-Wheelhouse is entitled to a supplement equal to 50% of salary in lieu of full participation in Company pension arrangements (the Supplement). In prior years, Mr Butler-Wheelhouse has waived a small part of the Supplement in return for the Company contributing an equivalent amount to the Smiths Industries Pension Scheme (SIPS). During the year, the Remuneration Committee approved an arrangement, under which Mr Butler-Wheelhouse may, at any time prior to 5 April 2006, waive his entitlement to further amounts of Supplement (up to approximately £450,000 over the full period) in return for unfunded unapproved pension benefits of equivalent value granted by the Company. In accordance with Inland Revenue rules, Mr Butler-Wheelhouse will be entitled to convert the value of these unfunded unapproved pension benefits into funded benefits under SIPS within three months after 6 April 2006. The unfunded benefits will notionally accrue a bond-like return pending conversion. In connection with this arrangement, Mr Butler-Wheelhouse waived during the year £178,383 of the Supplement otherwise due to him; the amount waived is included within the payment in lieu of pension contribution appearing in the table above. The Remuneration Committee is satisfied that this arrangement is cost-neutral to the Company having regard to its contractual obligation to pay the Supplement.

Pensions

	Age at 31 July 2005	Accrued entitlement at 31 July 2004 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2005 (A) £000	Transfer value of accrued benefits at 31 July 2004 (B) £000	The amount of (A – B) less contributions made by the director in 2005 £000	Accrued entitlement at 31 July 2005 £000
J Langston	55	141	8	14	2,618	2,094	516	159
D P Lillycrop	49	116	8	9	1,626	1,320	298	129
E Lindh (retired 20/01/05)*	60	236	13	12	4,971	4,308	650	251
A M Thomson	58	177	31	23	3,932	3,057	844	205

*Mr Lindh retired in January 2005 and his total accrued entitlement on retirement was £250,849 per annum. In accordance with the pension scheme rules he elected to receive a cash sum of £808,868 and a reduced pension of £202,330 per annum. His pension payment was increased on 1 May 2005, in accordance with the normal scheme increases and is £204,100 per annum at 31 July 2005.

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death, a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

Directors' interests in the Company's shares

	Ordinary shares of 25p 31 July 2005	31 July 2004
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	12,000
K O Butler-Wheelhouse	**294,540**	212,685
D J Challen (appointed 21/09/04)	**2,000**	2,000†
J Ferrie	**92,030**	51,939
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0
J Langston	**85,954**	81,361
D P Lillycrop	**77,754**	70,043
R W O'Leary	**0**	0
Lord Robertson of Port Ellen	**0**	0
A M Thomson	**114,386**	72,014
Former directors		
Sir Colin Chandler (retired 16/11/04)	**0***	8,778
L H N Kinet (retired 06/07/05)	**24,218***	9,968
E Lindh (retired 20/01/05)	**108,463***	91,410
K Orrell-Jones (retired 21/09/04)	**3,226***	3,226

*indicates holding at date of retirement
†indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in trusts and holdings through nominee companies. None of the directors has disclosed any non-beneficial interests in the Company's shares.

The technical interests of Mr Langston and Mr Lillycrop in 438,569 shares held by the TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust ceased on the disposal by the trusts of their holdings on 26 January 2005.

The Company has not been notified of any changes to the holdings of the current directors, their families and any connected persons between 31 July and 21 September 2005.

Share ownership

It is the Company's policy that executive directors should, over time, acquire a shareholding with a value equal to at least one and a half years' gross salary.

Service contracts

The Company's policy is that executive directors are employed on terms which include a one-year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Mr Butler-Wheelhouse is employed under a service contract with the Company dated 26 September 2001. Mr Butler-Wheelhouse's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 62, increased from age 60 in November 2003), but may be terminated by 12 months' notice given by the Company or six months' notice given by Mr Butler-Wheelhouse. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice equal to:

(a) the salary Mr Butler-Wheelhouse would have received during the notice period;

(b) an amount equal to 50% of the maximum bonus potential that Mr Butler-Wheelhouse was entitled to receive under the executive bonus scheme for the then current bonus year;

(c) the annual cost to the Company of providing all other benefits to which Mr Butler-Wheelhouse is entitled under his contract, which has been pre-agreed as 10% of basic salary; and

(d) one year's payment in lieu of pension contribution.

Messrs Langston, Lillycrop and Thomson are all employed under service contracts with the Company dated 26 September 2001. Each service contract is for an indefinite term ending automatically on the anticipated normal retirement date (age 60), but may be terminated by 12 months' notice given by the Company or six months' notice given by the director concerned. The Company may at its discretion elect to terminate the contract by making a payment in lieu of notice on the same terms as those applicable to Mr Butler-Wheelhouse, save that the payment at item (d) is replaced by an amount to secure one year's pensionable service in the appropriate pension scheme(s). In addition, for Mr Langston and Mr Lillycrop, the Company has given its irrevocable consent to early payment of their pension from age 50 and without actuarial reduction from age 55.

Dr Ferrie is employed under a service contract with the Company dated 31 January 2000. Dr Ferrie's contract is for an indefinite term ending automatically on his anticipated normal retirement date (age 61, increased from age 60 in September 2005), but may be terminated by 12 months' notice given by the Company or six months' notice given by Dr Ferrie. There are no specific termination provisions in Dr Ferrie's service contract. In case of early termination, the Company may be liable to pay an amount in damages, having regard to salary and other benefits he would have received had he served out his notice period and taking into account his duty to mitigate his loss.

External appointments
Subject to the overriding requirements of the Company, the Committee is prepared to allow executive directors to accept external appointments where it considers that such appointments will contribute to the director's breadth of knowledge and experience. Directors are permitted to retain fees associated with such appointments.

The total amounts of fees earned in the year to 31 July 2005 by Mr Butler-Wheelhouse, Dr Ferrie, Mr Lindh and Mr Thomson in respect of non-executive directorships elsewhere were £6,057, £31,583, £24,500 and £45,000, respectively.

Chairman and non-executive directors
Non-executive directors (which term excludes the Chairman) were paid fees totalling £330,000 in the year to 31 July 2005. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was £40,000 per annum. The Chairman and the non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The Chairman and the non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

Auditable part
The directors' remuneration tables and accompanying notes on page 50, the directors' pensions table and accompanying notes on page 51, and the directors' share options table on pages 53 to 56 have been audited.

The Remuneration Report has been approved by the Board and signed on its behalf by:

Sir Julian Horn-Smith

22 September 2005

Directors' share options and share awards

		Options and awards held on 31 July 2005	Options and awards held on 31 July 2004	Option and award data					Options exercised 2004/05				
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
K O Butler-Wheelhouse	95 ESOS	68,043	68,043	A	823.00p	25/10/96	25/10/99	25/10/06					
		83,540	83,540	A	934.00p	17/10/97	17/10/00	17/10/07					
		122,718	122,718	A	765.00p	21/10/98	21/10/01	21/10/08					
		16,806	16,806	A	858.50p	01/10/99	01/10/02	01/10/09					
		53,230	53,230	A	807.00p	01/12/00	01/12/03	01/12/10					
		47,800	47,800	A	790.00p	19/04/01	19/04/04	19/04/11					
		86,849	86,849	B	806.00p	09/04/02	09/04/05	09/04/12					
		86,848	86,848	C	806.00p	09/04/02	09/04/05	09/04/12					
		112,500	112,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		112,500	112,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		113,125	113,125	B	669.00p	01/10/03	01/10/06	01/10/13					
		113,125	113,125	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,964	2,964		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	0	38,758		0.10p	22/11/01	22/11/04	22/10/08	07/12/04	38,758	0.10p	674.00p	781.50p
		29,507	29,507		0.10p	24/10/02	24/10/05	24/09/09					
		45,396	45,396		0.10p	24/10/03	24/10/06	24/09/10					
		58,987	0		0.10p	07/12/04	07/12/07	07/11/11					
	PSP	100,746	0	D	n/a	07/12/04	07/12/07	07/12/07					
		50,373	0	E	n/a	07/12/04	07/12/07	07/12/07					
J Ferrie	95 ESOS	55,424	55,424	A	765.00p	11/04/00	11/04/03	11/04/10					
		31,895	31,895	A	807.00p	01/12/00	01/12/03	01/12/10					
		42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		39,702	39,702	B	806.00p	09/04/02	09/04/05	09/04/12					
		39,702	39,702	C	806.00p	09/04/02	09/04/05	09/04/12					
		54,250	54,250	B	654.00p	02/10/02	02/10/05	02/10/12					
		54,250	54,250	C	654.00p	02/10/02	02/10/05	02/10/12					
		54,500	54,500	B	669.00p	01/10/03	01/10/06	01/10/13					
		54,500	54,500	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	0	22,438		0.10p	22/11/01	22/11/04	22/10/08	07/12/04	22,438	0.10p	674.00p	781.50p
		10,473	10,473		0.10p	24/10/02	24/10/05	24/09/09					
		19,028	19,028		0.10p	24/10/03	24/10/06	24/09/10					
		26,852	0		0.10p	07/12/04	07/12/07	07/11/11					
	PSP	48,659	0	D	n/a	07/12/04	07/12/07	07/12/07					
		24,330	0	E	n/a	07/12/04	07/12/07	07/12/07					
J Langston	95 ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		38,462	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000	50,000	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000	50,000	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	0	1,593		608.00p	10/05/01	01/08/04	01/02/05	04/08/04	1,593	608.00p	822.50p	708.00p
		1,795	1,795		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	9,147	9,147		0.10p	24/10/02	24/10/05	24/09/09					
		18,091	18,091		0.10p	24/10/03	24/10/06	24/09/10					
		17,922	0		0.10p	07/12/04	07/12/07	07/11/11					
	PSP	44,547	0	D	n/a	07/12/04	07/12/07	07/12/07					
		22,274	0	E	n/a	07/12/04	07/12/07	07/12/07					
	TI 90 ESOS	14,264	14,264		1,097.82p	02/04/97	02/04/00	02/04/07					
		18,691	18,691		1,219.80p	08/09/97	08/09/00	08/09/07					
		14,756	14,756		1,026.67p	13/03/98	13/03/01	13/03/08					
		4,918	4,918		849.79p	06/08/98	06/08/01	06/08/08					
		51,401	51,401		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	61,485	61,485		907.23p	24/05/99	24/05/02	24/05/09					
		0	98,376		661.23p	06/03/00	06/03/03	06/03/10	12/01/05	98,376	661.23p	661.23p	815.00p
		0	98,376		626.16p	31/03/00	31/03/03	31/03/10	12/01/05	98,376	626.16p	626.16p	815.00p

		Options and awards held on 31 July 2005	Options and awards held on 31 July 2004	Option and award data					Options exercised 2004/05				
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
D P Lillycrop	95ESOS	42,700	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		37,221	37,221	B	806.00p	09/04/02	09/04/05	09/04/12					
		37,220	37,220	C	806.00p	09/04/02	09/04/05	09/04/12					
		47,500	47,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		47,500	47,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		47,750	47,750	B	669.00p	01/10/03	01/10/06	01/10/13					
		47,750	47,750	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	1,539	1,539		645.00p	09/05/02	01/08/07	01/02/08					
		1,185	1,185		554.00p	08/05/03	01/08/08	01/02/09					
	DSS	0	20,697		0.10p	22/11/01	22/11/04	22/10/08	07/12/04	20,697	0.10p	674.00p	781.50p
		8,876	8,876		0.10p	24/10/02	24/10/05	24/09/09					
		14,219	14,219		0.10p	24/10/03	24/10/06	24/09/10					
		21,750	0		0.10p	07/12/04	07/12/07	07/11/11					
	PSP	42,491	0	D	n/a	07/12/04	07/12/07	07/12/07					
		21,246	0	E	n/a	07/12/04	07/12/07	07/12/07					
	TI 90 ESOS	2,459	2,459		1,058.18p	15/04/96	15/04/99	15/04/06					
		11,067	11,067		1,121.20p	09/09/96	09/09/99	09/09/06					
		15,248	15,248		1,097.82p	02/04/97	02/04/00	02/04/07					
		19,675	19,675		1,219.80p	08/09/97	08/09/00	08/09/07					
		23,364	23,364		1,026.67p	13/03/98	13/03/01	13/03/08					
		17,953	17,953		849.79p	06/08/98	06/08/01	06/08/08					
		36,153	36,153		943.31p	11/03/99	11/03/02	11/03/09					
	TI 99 ESOS	61,731	61,731		907.23p	24/05/99	24/05/02	24/05/09					
		0	106,246		661.23p	06/03/00	06/03/03	06/03/10	21/03/05	106,246	661.23p	661.23p	834.50p
		0	106,246		626.16p	31/03/00	31/03/03	31/03/10	12/01/05	106,246	626.16p	626.16p	815.00p
A M Thomson	84 ESOS	0	62,500		480.00p	18/04/95	18/04/98	18/04/05	08/04/05	62,500	480.00p	480.00p	890.00p
	95 ESOS	20,569	20,569	A	632.00p	20/12/95	20/12/98	20/12/05					
		22,989	22,989	A	823.00p	25/10/96	25/10/99	25/10/06					
		21,590	21,590	A	934.00p	17/10/97	17/10/00	17/10/07					
		31,982	31,982	A	765.00p	21/10/98	21/10/01	21/10/08					
		24,790	24,790	A	858.50p	01/10/99	01/10/02	01/10/09					
		31,598	31,598	A	807.00p	01/12/00	01/12/03	01/12/10					
		26,250	26,250	A	790.00p	19/04/01	19/04/04	19/04/11					
		44,665	44,665	B	806.00p	09/04/02	09/04/05	09/04/12					
		44,665	44,665	C	806.00p	09/04/02	09/04/05	09/04/12					
		60,500	60,500	B	654.00p	02/10/02	02/10/05	02/10/12					
		60,500	60,500	C	654.00p	02/10/02	02/10/05	02/10/12					
		60,875	60,875	B	669.00p	01/10/03	01/10/06	01/10/13					
		60,875	60,875	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	2,775	2,775		608.00p	10/05/01	01/08/06	01/02/07					
	DSS	0	7,272		0.10p	17/11/98	17/11/01	17/10/05	07/10/04	7,272	0.10p	818.00p	765.50p
		0	6,190		0.10p	03/11/99	03/11/02	03/10/06	07/10/04	6,190	0.10p	865.00p	765.50p
		0	9,555		0.10p	04/12/00	04/12/03	04/11/07	08/05/05	9,555	0.10p	810.20p	890.00p
		0	16,584		0.10p	22/11/01	22/11/04	22/10/08	07/12/04	16,584	0.10p	674.00p	781.50p
		10,652	10,652		0.10p	24/10/02	24/10/05	24/09/09					
		15,709	15,709		0.10p	24/10/03	24/10/06	24/09/10					
		22,771	0		0.10p	07/12/04	07/12/07	07/11/11					
	PSP	54,142	0	D	n/a	07/12/04	07/12/07	07/12/07					
		27,071	0	E	n/a	07/12/04	07/12/07	07/12/07					

		Options and awards held on 31 July 2005	Options and awards held on 31 July 2004	Option and award data					Options exercised 2004/05				
Director	Scheme	Number	Number	Performance test	Exercise price	Grant date	Vesting date*	Expiry date	Exercise date	Number	Exercise price	Market price at date of grant**	Market price at date of exercise†
Former directors													
L H N Kinet	95 ESOS	59,733^	59,733	A	750.00p	31/03/00	31/03/03	31/03/10					
(retired 6 July 2005)		33,308^	33,308	A	807.00p	01/12/00	01/12/03	01/12/10					
		42,700^	42,700	A	790.00p	19/04/01	19/04/04	19/04/11					
		38,462^	38,462	B	806.00p	09/04/02	09/04/05	09/04/12					
		38,461^	38,461	C	806.00p	09/04/02	09/04/05	09/04/12					
		49,750^	49,750	B	654.00p	02/10/02	02/10/05	02/10/12					
		49,750^	49,750	C	654.00p	02/10/02	02/10/05	02/10/12					
		50,000^	50,000	B	669.00p	01/10/03	01/10/06	01/10/13					
		50,000^	50,000	C	669.00p	01/10/03	01/10/06	01/10/13					
	SAYE	0^	1,593		608.00p	10/05/01	01/08/04	01/02/05	04/08/04	1,593	608.00p	822.50p	708.00p
		1,795^	1,795		525.00p	05/05/04	01/08/07	01/02/08					
	DSS	2,152^	2,152		0.10p	24/10/02	24/10/05	24/09/09					
		7,816^	7,816		0.10p	24/10/03	24/10/06	24/09/10					
		12,657^	0		0.10p	07/12/04	07/12/07	07/11/11					
	PSP	44,547^	0	D	n/a	07/12/04	07/12/07	07/12/07					
		22,274^	0	E	n/a	07/12/04	07/12/07	07/12/07					
E Lindh	84 ESOS	0+	8,851		451.00p	21/10/94	21/10/97	21/10/04	30/09/04	8,851	451.00p	451.00p	711.50p
(retired 20 January 2005)	95 ESOS	4,905+	4,905	A	632.00p	20/12/95	20/12/98	20/12/05					
		18,814+	18,814	A	823.00p	25/10/96	25/10/99	25/10/06					
		19,311+	19,311	A	934.00p	17/10/97	17/10/00	17/10/07					
		35,015+	35,015	A	765.00p	21/10/98	21/10/01	30/03/08					
		32,001+	32,001	A	858.50p	01/10/99	01/10/02	30/03/08					
		36,631+	36,631	A	750.00p	31/03/00	31/03/03	30/03/08					
		40,903+	40,903	A	807.00p	01/12/00	01/12/03	30/03/08					
		29,400+	29,400	A	790.00p	19/04/01	19/04/04	30/03/08					
		37,221+	37,221	B	806.00p	09/04/02	09/04/05	30/03/08					
		37,220+	37,220	C	806.00p	09/04/02	09/04/05	30/03/08					
		49,750+	49,750	B	654.00p	02/10/02	02/10/05	30/03/08					
		49,750+	49,750	C	654.00p	02/10/02	02/10/05	30/03/08					
		50,000+	50,000	B	669.00p	01/10/03	01/10/06	30/03/08					
		50,000+	50,000	C	669.00p	01/10/03	01/10/06	30/03/08					
	SAYE	0+	1,593		608.00p	10/05/01	01/08/04	01/02/05	04/08/04	1,593	608.00p	822.50p	708.00p
		1,795+	1,795		525.00p	05/05/04	20/01/05	20/07/05					
	DSS	11,610+	11,610		0.10p	22/11/01	20/01/05	20/07/05					
		4,920+	4,920		0.10p	24/10/02	20/01/05	20/07/05					
		12,395+	12,395		0.10p	24/10/03	20/01/05	20/07/05					
		6,609+	0		0.10p	07/12/04	20/01/05	20/07/05					

Key

84 ESOS	The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS	The Smiths Industries 1995 Executive Share Option Scheme
SAYE	The Smiths Industries 1982 SAYE Share Option Scheme
DSS	The Smiths Industries Senior Executive Deferred Share Scheme
PSP	The Smiths Group Performance Share Plan
TI 90 ESOS	The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS	The TI Group 1999 Executive Share Option Scheme

^ options held by Mr L H N Kinet at the date of his retirement on 6 July 2005

+ options held by Mr E Lindh at the date of his retirement on 20 January 2005

Performance tests

A	Total Shareholder Return of the Company versus the Total Return of FTSE General Industrials Index
B	EPS growth versus UK RPI Index + 3% p.a.
C	EPS growth versus UK RPI Index + 4% p.a.
D	EPS test (see below)
E	TSR test (see below)

* The Vesting dates shown above in respect of options granted under the Smiths Industries 1995 Executive Share Option Scheme and awards under the Smiths Group Performance Share Plan are subject to the relevant performance test being passed.

** Market price of a Smiths share at date of grant (if different from exercise price). The exercise price of an option under the Smiths Industries 1982 SAYE Share Option Scheme is set at 20% less than the mid-market closing price of a Smiths share on the business day preceding the date employees are invited to participate in the grant. The market prices for Deferred Share Scheme options are actual prices paid for the matching shares purchased by the optionholders.

† Mid-market closing quotation from the London Stock Exchange Daily Official List.

Notes

The high and low market closing prices of the ordinary shares during the period 1 August 2004 to 31 July 2005 were 961p and 686.5p respectively.

The mid-market price on 31 July 2004 was 730p and on 31 July 2005 was 958.5p.

Of the 2.949m shares under options granted to and held by current directors under the executive and savings-related share option schemes operated by the Company at 31 July 2005, 0.120m shares were granted at exercise prices above the market price of a Smiths Group share on 21 September 2005 (952.0p) and 2.829m shares were at exercise prices below the market price on that date.

None of the options or awards listed above was subject to any payment on grant.

No options or awards held by any director lapsed during the period 1 August 2004 to 31 July 2005.

Following his retirement from the Company on 20 January 2005, Mr Lindh had contractual rights under the rules of the SAYE Share Option Scheme and the Deferred Share Scheme to exercise his options at any time during the six-month period following his retirement. The lapse dates of the options granted to Mr Lindh under the 1995 Executive Share Option Scheme have been extended, where possible, beyond the 18-month exercise period permitted under the scheme rules, in accordance with the discretionary power vested in the Board by the scheme rules. The lapse dates of all Mr Lindh's options are shown in the table above.

On 7 March 2005, Mr Lindh exercised in full the options granted to him under the Deferred Share Scheme on 22 November 2001, 24 October 2002, 24 October 2003 and 7 December 2004 and acquired a total of 35,534 shares at the option price of 0.1p per share. The market value of a Smiths share on 7 March 2005 was 857.5p. On 7 July 2005 and in accordance with the provisions of the SAYE Scheme, Mr Lindh exercised early the option granted to him under the scheme on 5 May 2004 and acquired 571 shares at the option price of 525p per share. The balance of the SAYE option lapsed. The market price of a Smiths share on 7 July 2005 was 927p.

Mr Kinet remains in employment following his retirement from the Board on 6 July 2005. The terms on which his options are exercisable have not been affected.

No options or awards have been granted or exercised or have lapsed during the period 31 July to 21 September 2005.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI Index plus a fixed percentage. There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

Awards under the Smiths Group Performance Share Plan will be released on the third anniversary of the date of grant subject to the extent the Plan's performance tests have been met. Two-thirds of awards are subject to an earnings per share (EPS) growth target (which will be measured before exceptional items and goodwill amortisation). (Identified as Performance Test D in the table on page 55.) Full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%. One-third of awards are subject to a total shareholder return (TSR) target relative to other FTSE 100 companies (excluding financial companies and investment trusts). (Identified as Performance Test E in the table on page 55.) For full vesting, the Company's TSR must be at or above the 75th percentile over the three-year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro-rata basis between median and 75th percentile.

Deferred Share Scheme options were granted on 7 December 2004 at an Exercise Price of 0.1p per share and match shares purchased in the market by the grantee on that day. At 31 July 2005 the trustee of the Deferred Share Scheme held 842,088 shares for the benefit of senior executives (including the directors as disclosed above). The market value of these shares at that date was £8.071m and dividends of approximately £202,401 were waived in the year in respect of the shares.

Special provisions permit early exercise of options in the event of retirement; redundancy; death; etc.

No other director held any options or awards over the Company's shares during the period 1 August 2004 to 31 July 2005.

Statement of directors' responsibilities

Company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and the Group at the end of the year, and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgments and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the accounts;
- prepare the accounts on the going concern basis unless it is inappropriate to assume that the Company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention of fraud and other irregularities.

Independent auditors' report to the members of Smiths Group plc

We have audited the accounts which comprise the consolidated profit and loss account, the balance sheet, the cash-flow statement, the statement of total recognised gains and losses and the related notes, which have been prepared under the historical cost convention and the accounting policies set out in the statement of accounting policies. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' Remuneration Report ('the auditable part').

Respective responsibilities of directors and auditors

The Directors' responsibilities for preparing the Annual Report and Accounts 2005, in accordance with applicable United Kingdom law and accounting standards, are set out in the Statement of Directors' Responsibilities. The Directors are also responsible for preparing the Directors' Remuneration Report.

Our responsibility is to audit the accounts and the auditable part of the Directors' Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the accounts give a true and fair view and whether the accounts and the auditable part of the Directors' Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and Accounts 2005 and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the accounts. The other information comprises only the Chairman's Statement, the Chief Executive's Statement, the Summary Performance Statement, the Operating and Financial Review, the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Statement of Directors' Responsibilities and the Five Year Review.

We review whether the Corporate Governance statement in the Directors' Report reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the UK Listing Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts and the auditable part of the Directors' Remuneration Report. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts and the auditable part of the Directors' Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

In our opinion:

- the accounts give a true and fair view of the state of affairs of the Company and the Group at 31 July 2005 and of the profit and cash-flows of the Group for the year then ended;
- the accounts have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Directors' Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors

London

22 September 2005

Notes

(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the accounts since they were initially presented on the website

(b) Legislation in the United Kingdom governing the preparation and dissemination of accounts may differ from legislation in other jurisdictions.

Consolidated profit and loss account

		Year ended 31 July 2005				Year ended 31 July 2004				
	Note	Ordinary activities £m	Amortisation and impairment of goodwill and other intangible assets £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations		2,923.7			2,923.7	2,678.4				2,678.4
Acquisitions		93.1			93.1					
Discontinued businesses							55.0			55.0
Turnover	1 & 2	3,016.8			3,016.8	2,678.4	55.0			2,733.4
Continuing operations		399.0	(51.2)	(48.2)	299.6	360.1		(37.1)	(30.9)	292.1
Acquisitions		21.4	(9.8)		11.6					
Discontinued businesses							2.2	(1.9)		0.3
Operating profit	4	420.4	(61.0)	(48.2)	311.2	360.1	2.2	(39.0)	(30.9)	292.4
Non-operating exceptional items										
– exceptional property profit	5								12.1	12.1
– profit on disposal of businesses	5			8.7	8.7				7.8	7.8
– write-down of goodwill on anticipated future disposal	5			(2.3)	(2.3)					
Profit before interest and tax		420.4	(61.0)	(41.8)	317.6	360.1	2.2	(39.0)	(11.0)	312.3
Net interest payable	6	(22.9)			(22.9)	(13.0)	(2.4)			(15.4)
Other finance income										
– retirement benefits	6	15.1			15.1	3.2				3.2
Profit before taxation		412.6	(61.0)	(41.8)	309.8	350.3	(0.2)	(39.0)	(11.0)	300.1
Taxation	8	(107.3)	5.7	12.6	(89.0)	(92.8)		4.4	1.2	(87.2)
Profit after taxation		305.3	(55.3)	(29.2)	220.8	257.5	(0.2)	(34.6)	(9.8)	212.9
Dividends	9	(163.3)			(163.3)	(151.6)				(151.6)
Retained profit		142.0	(55.3)	(29.2)	57.5	105.9	(0.2)	(34.6)	(9.8)	61.3
Earnings per share	10									
Basic		54.3p	(9.8p)	(5.2p)	39.3p	45.9p		(6.2p)	(1.7p)	38.0p
Diluted		54.0p	(9.8p)	(5.2p)	39.0p	45.8p		(6.2p)	(1.7p)	37.9p

Statement of total recognised gains and losses

	2005 £m	2004 £m
Profit for the financial year attributable to shareholders	220.8	212.9
Exchange gain/(loss)	8.2	(45.0)
Taxation recognised on exchange gains/(losses):		
Current – United Kingdom	5.9	(0.4)
FRS17 – Retirement Benefits:		
Actuarial (losses)/gains on retirement benefit schemes – gross	(23.4)	145.5
Deferred tax credit/(charge) related thereto	11.8	(39.3)
	223.3	273.7

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

Notes on pages 62 to 83 form part of these accounts.

Balance sheet

	Note	Consolidated 31 July 2005 £m	Consolidated 31 July 2004 £m	Company 31 July 2005 £m	Company 31 July 2004 £m
Fixed assets					
Intangible assets	13	**1,225.6**	728.2		
Tangible assets	14	**525.8**	423.5	**32.4**	26.1
Investments and advances – TI Automotive Limited preference shares	16	**325.0**	325.0		
– other	16	**3.5**	2.3	**1,945.5**	2,276.3
		2,079.9	1,479.0	**1,977.9**	2,302.4
Current assets					
Stocks	17	**570.0**	423.5		
Debtors – amounts falling due within one year	18	**727.2**	620.4	**19.1**	15.8
– amounts falling due after more than one year	18	**56.6**	9.2	**14.8**	3.7
Cash at bank and on deposit	20	**60.9**	449.2	**220.8**	168.2
		1,414.7	1,502.3	**254.7**	187.7
Creditors: amounts falling due within one year	19	**(1,027.5)**	(1,077.1)	**(483.4)**	(594.5)
Net current assets/(liabilities)		**387.2**	425.2	**(228.7)**	(406.8)
Total assets less current liabilities		**2,467.1**	1,904.2	**1,749.2**	1,895.6
Creditors: amounts falling due after more than one year	19	**(1,012.1)**	(499.6)	**(306.3)**	(309.7)
Provisions for liabilities and charges	23	**(102.3)**	(120.0)	**(3.1)**	(5.5)
Net assets excluding pension assets/liabilities		**1,352.7**	1,284.6	**1,439.8**	1,580.4
Pension assets	11	**94.2**	72.7		
Retirement benefit liabilities	11	**(242.1)**	(234.8)	**(38.3)**	(39.9)
Net assets including pension assets/liabilities		**1,204.8**	1,122.5	**1,401.5**	1,540.5
Capital and reserves					
Called up share capital	25	**140.9**	140.3	**140.9**	140.3
Share premium account	26	**197.5**	183.0	**197.5**	183.0
Revaluation reserve	26	**1.7**	1.7	**0.5**	0.5
Merger reserve	26	**234.8**	234.8	**180.5**	180.5
Profit and loss account	26	**629.9**	562.7	**882.1**	1,036.2
Shareholders' equity		**1,204.8**	1,122.5	**1,401.5**	1,540.5

The accounts on pages 59 to 83 were approved by the Board of Directors on 22 September 2005 and were signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

Alan M Thomson
Financial Director

Cash-flow statement

	Note	Year ended 31 July 2005 £m	Year ended 31 July 2004 £m
Reconciliation of operating profit to net cash inflow from operating activities			
Operating profit		311.2	292.4
Operating exceptional items		48.2	30.9
Operating profit before exceptional items		359.4	323.3
Amortisation and impairment of goodwill and other intangible assets		61.0	39.0
Depreciation of tangible fixed assets		77.0	72.1
Retirement benefits		(16.5)	(22.9)
Increase in stocks		(91.2)	(2.4)
Increase in debtors		(53.6)	(78.8)
Increase in creditors		48.8	52.6
Net cash inflow from normal operating activities		384.9	382.9
Exceptional expenditure		(35.2)	(23.0)
Net cash inflow from operating activities		349.7	359.9

Cash-flow statement

	Note	Year ended 31 July 2005 £m	Year ended 31 July 2004 £m
Net cash inflow from operating activities		349.7	359.9
Returns on investments and servicing of finance	21c	(19.9)	10.5
Tax paid		(77.9)	(61.5)
Capital expenditure (less asset sale proceeds)	14	(104.9)	(53.9)
		147.0	255.0
Acquisitions and disposals	5b & 24	(409.5)	291.4
Equity dividends paid		(154.5)	(145.6)
Management of liquid resources	20	398.9	(383.7)
Financing	20	53.0	21.2
Increase in cash		34.9	38.3
Reconciliation to net debt			
Net debt at 1 August		(272.7)	(715.1)
Increase in cash		34.9	38.3
(Decrease)/increase in short-term deposits	20	(398.9)	383.7
Increase in other borrowings	20	(38.4)	(8.0)
Term debt acquired with acquisitions		(188.8)	
Exchange (loss)/gain		(66.9)	28.4
Net debt at 31 July	20	(930.8)	(272.7)

Notes on pages 62 to 83 form part of these accounts.

Accounting policies

Accounting convention
The accounts have been prepared in accordance with the Companies Act 1985, as amended and with all applicable financial reporting and accounting standards under the historical cost convention modified to include the revaluation of certain properties.

Basis of consolidation
The consolidated accounts incorporate the accounts of the Company and its subsidiaries.

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the identifiable net assets of the acquired subsidiary at the date of acquisition. Identifiable net assets include intangible assets other than goodwill. Any such intangible assets are amortised over their expected future lives.

Goodwill arising from acquisitions of subsidiaries before 1 August 1998 is set against reserves. Goodwill impairment on prospective disposals is recognised through the profit and loss account.

Goodwill arising from acquisitions of subsidiaries after 1 August 1998 is included in intangible assets. It is capitalised at cost and amortised on a straight-line basis over an estimated useful economic life of up to 20 years.

Turnover
Turnover comprises the fair value for the sale of goods and services, net of trade discounts and sales related taxes, and the value of work undertaken during the year on long-term funded contracts. Turnover is recognised when the risks and rewards of the underlying sale have been transferred to the customer, which is usually where title passes.

Long-term funded contracts
Where the outcome of a contract can be estimated reliably, turnover and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date. The Group uses the 'percentage of completion method' to determine the appropriate amount to recognise in a given period. The assessment of the stage of completion is dependent on the nature of the contract, but will generally be based on the extent to which the Company has obtained the right to consideration in exchange for performance under the contract. If a contract is expected to be loss-making, a provision is recognised for the entire loss.

Research and development
Expenditure, other than that recoverable from third parties, is written off in the year in which it is incurred. This includes expenditure on unfunded development contracts.

Tangible fixed assets
Depreciation is provided at rates estimated to write off the relevant assets by equal annual amounts over their expected useful lives. In general, the rates used are: Freehold and long leasehold buildings – 2%, Short leasehold property – over the period of the lease, Plant, machinery, etc. – 10% to 20%, Motor vehicles – 25%, Tools and other equipment – 10% to 33%.

Fixed assets held under finance leases are capitalised and depreciated in accordance with the Company's depreciation policy. The capital element of future lease payments is included in creditors.

Payments made under operating leases are charged to the profit and loss account as incurred over the term of the lease.

Freehold properties
These financial statements include certain properties at 1974 valuation, less depreciation on the enhanced values calculated in accordance with the policy set out above. The directors have decided to invoke the transitional provisions of FRS15 – Tangible Fixed Assets, and do not intend to revalue these properties every year.

Leased properties
Where a leasehold property is vacant, or sub-let under terms such that the rental income is insufficient to meet all outgoings, provision is made for the anticipated future shortfall up to termination of the lease.

Stocks
Stocks and work in progress are valued at cost, including related production overheads, reduced to estimated net realisable value where appropriate.

Financial instruments
Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Financial liabilities are recognised at amortised cost. Discounts, premia and related costs of issue are charged or credited to the profit and loss account over the life of the asset or liability to which they relate.

The Company uses derivative financial instruments to hedge its exposure to fluctuations in interest rates and foreign exchange rates.

Receipts and payments on interest rate instruments are recognised on an accruals basis over the life of the instrument.

Foreign currency assets and liabilities covered by forward contracts are translated at the contract rates of exchange. Other assets and liabilities in foreign currencies are translated at closing rates.

Foreign currencies
The profit and loss accounts of overseas subsidiaries are translated into sterling at average rates of exchange for the year.

Exchange adjustments arising from the retranslation of opening net assets in overseas subsidiaries and their results for the year at closing rates, and the translation of foreign currency borrowings to match overseas investments, are taken to the statement of total recognised gains and losses. All other exchange gains and losses are taken to the profit and loss account.

Taxation
Deferred tax is recognised in respect of timing differences that have originated but not reversed as at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as disclosed in the accounts, arising from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been declared or an obligation is present to distribute past earnings. Deferred tax is not recognised on any fixed assets that have been revalued unless there is a binding agreement to sell the asset.

Post-retirement benefits
For defined benefit schemes, the cost of benefits accruing during the year in respect of current and past service is charged against operating profit. The expected return on the schemes' assets and the increase in the present value of the schemes' liabilities arising from the passage of time are included in other finance income. Actuarial gains and losses are recognised in the statement of total recognised gains and losses. The balance sheet includes the surplus/deficit in schemes taking assets at their year-end market values and liabilities at their actuarially calculated values discounted at year-end AA corporate bond interest rates.

Amounts charged in respect of defined contribution schemes are the contributions payable in the year.

Notes to the accounts

1 Analyses of turnover, profit and assets (ordinary activities)

	Turnover		Profit		Assets	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Market						
Aerospace	**1,157.6**	1,005.8	**117.9**	99.7	**661.0**	520.6
Detection	**366.5**	317.1	**66.8**	55.6	**356.7**	330.8
Medical	**563.3**	487.7	**108.2**	91.6	**869.4**	341.2
Specialty Engineering	**929.4**	867.8	**127.5**	113.2	**396.4**	364.7
	3,016.8	2,678.4	**420.4**	360.1	**2,283.5**	1,557.3
Discontinued businesses		55.0		2.2		
	3,016.8	2,733.4	**420.4**	362.3	**2,283.5**	1,557.3
Amortisation and impairment of goodwill and other intangible assets			**(61.0)**	(39.0)		
Exceptional items			**(41.8)**	(11.0)		
Net interest/net borrowings			**(22.9)**	(15.4)	**(930.8)**	(272.7)
Retirement benefits – net finance income			**15.1**	3.2		
– net liabilities					**(147.9)**	(162.1)
Profit before tax/net assets			**309.8**	300.1	**1,204.8**	1,122.5
Geographical origin						
United Kingdom	**821.4**	784.9	**62.9**	46.0	**349.8**	306.7
North America	**1,744.6**	1,472.6	**249.6**	221.0	**1,562.1**	923.5
Europe	**514.7**	471.7	**74.6**	69.5	**285.1**	268.4
Other overseas	**245.2**	188.6	**33.3**	23.6	**86.5**	58.7
Inter-company	**(309.1)**	(239.4)				
	3,016.8	2,678.4	**420.4**	360.1	**2,283.5**	1,557.3

The above segmental analyses include the following contributions from acquisitions made during the year:

	Turnover £m	Profit £m
Market		
Aerospace	**20.2**	**3.9**
Detection	**0.9**	**(0.2)**
Medical (Medex)	**68.6**	**16.8**
Specialty Engineering	**3.4**	**0.9**
	93.1	**21.4**
Geographical origin		
United Kingdom	**7.0**	**1.1**
North America	**63.6**	**17.5**
Europe	**28.8**	**2.2**
Other overseas	**5.0**	**0.6**
Inter-company	**(11.3)**	
	93.1	**21.4**

Amortisation and impairment of goodwill and other intangible assets acquired of £61.0m comprised:

	Continuing activities £m	Acquisitions £m	2005 Total £m	2004 Total £m
Aerospace	20.3	1.5	**21.8**	11.5
Detection	15.7	0.4	**16.1**	14.0
Medical	5.6	7.4	**13.0**	3.9
Specialty Engineering	9.6	0.5	**10.1**	9.6
	51.2	9.8	**61.0**	39.0

The Aerospace amortisation charge of £21.8m for the year includes £6.5m for impairment of goodwill in respect of a business acquired in 2000.

2 Analysis of turnover by destination (ordinary activities)

	2005 £m	2004 £m
United Kingdom	**312.8**	333.4
North America	**1,707.4**	1,458.7
Europe	**531.4**	497.1
Japan	**83.6**	89.2
Other overseas	**381.6**	300.0
	3,016.8	2,678.4
Discontinued businesses		55.0
	3,016.8	2,733.4

3 Analysis of costs

	Ordinary activities £m	Amortisation and impairment of goodwill and other intangible assets £m	Exceptional items £m	2005 Total £m	2004 Total £m
Cost of sales					
Continuing operations	1,756.1			**1,756.1**	1,590.3
Acquisitions	48.8			**48.8**	20.9
	1,804.9			**1,804.9**	1,611.2
Discontinued businesses					34.2
	1,804.9			**1,804.9**	1,645.4
Sales and distribution costs					
Continuing operations	274.7			**274.7**	280.4
Acquisitions	8.6			**8.6**	1.7
	283.3			**283.3**	282.1
Discontinued businesses					7.2
	283.3			**283.3**	289.3
Administrative expenses					
Continuing operations	493.9	51.2	48.2	**593.3**	488.6
Acquisitions	14.3	9.8		**24.1**	4.4
	508.2	61.0	48.2	**617.4**	493.0
Discontinued businesses					13.3
	508.2	61.0	48.2	**617.4**	506.3

4 Operating profit is after charging

	2005 £m	2004 £m
Amortisation and impairment of goodwill and other intangible assets	**61.0**	39.0
Depreciation of tangible fixed assets	**77.0**	72.1
Company-funded research and development expenditure	**143.6**	136.8
Operating leases – land and buildings	**21.9**	21.9
– other	**8.1**	8.7
Amounts paid to PricewaterhouseCoopers:		
Audit fees – parent	**0.1**	0.1
– other	**4.1**	3.4
Audit-related services	**0.8**	
Other assurance services – due diligence	**0.9**	0.3
– vendor assistance		0.2
– other	**0.4**	0.2
Taxation – compliance services	**0.3**	0.2
– advisory services	**0.5**	2.1
Other fees	**0.1**	0.1

5 Exceptional items

a) Operating

	2005 £m	2004 £m
Aerospace	**16.5**	15.2
Detection		3.1
Medical	**31.7**	12.6
	48.2	30.9

A restructuring programme has given rise to exceptional charges spread over 2004 and 2005, of which £22.9m has been charged in this period (2004: £30.9m). The costs relate to improving competitiveness in Aerospace, and the rationalisation of distribution and manufacturing in Medical. Further restructuring costs in connection with the integration of Medex amounting to £10.4m have been incurred in the year, and £14.9m has been charged to exceptional items in respect of the settlement of a patent dispute relating to the Cozmonitor insulin pump. Of the £35.2m exceptional cash-flow disclosed in the Cash-flow Statement, £33.5m related to restructuring, and £1.7m to other exceptional items.

b) Non-operating

	2005 £m	2004 £m
Exceptional property profit		12.1
Gain on disposal of businesses	**8.7**	7.8
Write-down of goodwill on anticipated future disposal	**(2.3)**	
	6.4	19.9

The gain on disposal of businesses includes a total of £12.1m arising from settlement and curtailment gains in respect of pension and other retirement benefits. Two small product lines with a net asset value of £2.6m were sold during the year for net cash proceeds of £0.5m. This gave rise to a loss of £3.4m after provisions.

The Company has written off £2.3m of goodwill previously set against reserves relating to a small Aerospace business sold after the end of the financial year.

6 Net interest payable

	2005 £m	2004 £m
Interest receivable	**15.0**	17.5
Other financing gains	**10.1**	9.3
Interest payable:		
Bank loans and overdrafts repayable within five years	**(11.1)**	(7.0)
Other loans repayable within five years	**(7.5)**	(10.1)
Other loans repayable in more than five years	**(29.2)**	(25.0)
Finance leases	**(0.2)**	(0.1)
	(22.9)	(15.4)
Other finance income/(costs): retirement benefits		
Expected return on pension scheme assets	**174.3**	163.4
Interest on retirement benefit liabilities	**(159.2)**	(160.2)
	15.1	3.2

In 2004 interest was allocated to discontinued businesses on the basis of net proceeds receivable.

7 Profit attributable to the parent company

Profits for the financial year of £10.2m (2004: £438.1m) were recorded in the accounts of Smiths Group plc. The directors have taken advantage of the exemption afforded by Section 230 of the Companies Act 1985 not to present a separate profit and loss account for the parent company.

8 Taxation

	2005 £m	2004 £m
The taxation charge for the year comprises		
Current taxation	**101.2**	66.5
Deferred taxation	**(12.2)**	20.7
	89.0	87.2
Current taxation		
Taxation on the profit for the year:		
UK corporation tax at 30% (2004 30%)	**(2.5)**	39.3
Double taxation relief	**(4.9)**	(49.2)
	(7.4)	(9.9)
Overseas taxation	**125.3**	82.2
	117.9	72.3
Tax relief on exceptional items (note 5)	**(16.7)**	(5.8)
Current taxation charge for the year	**101.2**	66.5
The current taxation charge for the year is lower than the standard rate of corporation tax as explained below:		
Profit before taxation	**309.8**	300.1
Effective taxation at 30%	**92.9**	90.0
Effect of overseas taxation	**12.4**	8.8
Effect of reversal of timing differences	**12.2**	(20.7)
Global taxation incentives	**(15.2)**	(13.8)
Share Schemes	**(1.0)**	
Taxation effect of exceptional charges for the year	**(0.1)**	2.2
Current taxation charge for the year	**101.2**	66.5
Deferred taxation		
On ordinary and discontinued activities	**(16.3)**	16.1
On exceptional items – disposal of businesses	**4.1**	4.6
Deferred taxation (credit)/charge for the year	**(12.2)**	20.7

	Consolidated		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Movement in the year				
At 1 August	**67.0**	131.2	**3.7**	2.5
Exchange adjustments	**4.9**	(7.2)		
Acquisitions and Disposals	**11.2**	2.4		3.1
Credit/(charge) for the year	**12.2**	(20.7)	**9.1**	(1.9)
Total recognised gains and losses – FRS17	**11.8**	(39.3)		
Transferred to current liabilities	**14.0**			
Other	**0.7**	0.6		
	121.8	67.0	**12.8**	3.7
Analysed as follows:				
Accelerated tax depreciation on fixed assets and goodwill	**(61.9)**	(58.8)	**(5.4)**	(11.3)
Post-retirement benefits	**86.9**	85.2	**12.1**	12.1
Short-term and other timing differences	**96.8**	40.6	**6.1**	2.9
Total deferred taxation asset	**121.8**	67.0	**12.8**	3.7
Included in:				
Deferred tax asset in note 11 (post-retirement benefits)	**86.9**	85.2		
Deferred taxation in note 18 (debtors)	**46.7**		**12.8**	3.7
Deferred taxation in note 23 (provisions for liabilities and charges)	**(11.8)**	(18.2)		

Other deferred tax assets totalling £17.6m (2004: £nil) have not been recognised as their future economic benefit is uncertain.

9 Dividends

	2005 £m	2004 £m
Ordinary interim paid 9.25p per share (2004: 8.75p)	**52.0**	49.1
Ordinary final proposed 19.75p per share (2004: 18.25p)	**111.3**	102.5
	163.3	151.6

10 Earnings per share

	2005	2004
Separate figures are given for earnings per share related to the weighted average number of shares in issue:		
Basic	**562,445,323**	560,656,310
Effect of dilutive share options	**3,117,079**	893,394
Diluted	**565,562,402**	561,549,704

11 Post-retirement benefits

Smiths operates a number of pension schemes throughout the world. The principal schemes are in the United Kingdom and in the United States and are of the defined benefit type, with assets held in separate trustee-administered funds.

Pension costs are assessed in accordance with the advice of independent, professionally qualified actuaries. The Group accounts for its pension and other post-retirement benefit costs, principally post-retirement healthcare, in accordance with FRS17 – Retirement Benefits. The most recent actuarial valuations of the two principal UK schemes were performed using the Projected Unit Method as at 31 March 2003 and 5 April 2003. The most recent valuations of the principal US pension and post-retirement healthcare plans were performed at 1 January 2005. These valuations have been updated by independent qualified actuaries for the purposes of FRS17 in order to assess the liabilities of the schemes as at 31 July 2005. Scheme assets are stated at their market values at 31 July 2005.

Contributions to these schemes are made on the advice of the actuaries with the objective that the benefits be fully funded during the scheme members' average working lives.

The Group provides a defined contribution (401K) plan for its US employees.

The disclosures relate to all defined benefit retirement plans in the United Kingdom and the United States. Defined benefit plans in other territories, most of which are unfunded, have net pension liabilities of £20.0m (2004: £14.2m). No additional disclosure is given in respect of these plans on grounds of their immateriality.

The principal assumptions used in updating the valuations are set out below:

	2005		2004		2003	
	UK	US	UK	US	UK	US
Rate of increase in salaries	**3.4%**	**3.75%**	3.6%	3.75%	4.2%	4.0%
Rate of increase in pensions	**2.5%**	**n/a**	2.8%	n/a	2.8%	n/a
Discount rate	**5.0%**	**5.50%**	5.7%	6.25%	5.5%	6.5%
Inflation rate	**2.4%**	**2.75%**	2.6%	2.75%	2.7%	3.0%
Healthcare cost increases	**5.0%**	*	5.0%	**	5.0%	***

*9% p.a. reducing 1% p.a. to 5% p.a. in 2010
**10% p.a. reducing 1% p.a. to 5% p.a. in 2010
***10% p.a. reducing 1% p.a. to 5% p.a. in 2009

The mortality assumptions used in the UK schemes are based on the recent actual mortality experience of members within each scheme and the assumptions also allow for future mortality improvements. The assumptions are that a member who retires in 2013 at age 65 will live on average for a further 19 years after retirement if they are male and for a further 22 years after retirement if they are female.

11 Post-retirement benefits continued

The assets in the schemes and the expected rates of return as at 31 July were:

	2005				2004				2003			
	UK schemes		US schemes		UK schemes		US schemes		UK schemes		US schemes	
	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m	Long-term rate of return	Value £m
Equities	8.00%	1,325.8	8.8%	215.2	8.25%	1,124.4	9.0%	170.1	8.25%	1,026.0	9.0%	183.9
Government bonds	4.7%	673.2	4.50%	71.7	5.2%	644.3	5.25%	58.7	4.8%	622.2	5.5%	46.7
Corporate bonds	5.0%	294.5	5.50%	27.3	5.7%	225.1	6.25%	58.7	5.5%	340.6	6.5%	55.5
Property	7.00%	131.9	n/a	n/a	7.25%	123.0	n/a	n/a	7.25%	115.9	n/a	n/a
Other	4.8%	123.3	3.0%	29.7	5.0%	145.5	3.0%	8.2	3.5%	69.1	3.0%	8.1
Total market value		2,548.7		343.9		2,262.3		295.7		2,173.8		294.2
Present value of funded pension scheme liabilities		(2,529.1)		(467.2)		(2,320.0)		(366.1)		(2,392.7)		(383.5)
Surplus/(deficit)		19.6		(123.3)		(57.7)		(70.4)		(218.9)		(89.3)
Unfunded pension plans		(31.8)		(4.7)		(27.3)		(4.1)		(26.8)		(4.7)
Post-retirement healthcare		(17.9)		(76.7)		(18.9)		(68.9)		(20.4)		(93.1)
		(30.1)		(204.7)		(103.9)		(143.4)		(266.1)		(187.1)
Related deferred tax asset/(note 8)		3.7		83.2		25.5		59.7		73.7		71.1
Net pension liability		(26.4)		(121.5)		(78.4)		(83.7)		(192.4)		(116.0)

At 31 July 2005, the net UK pension liability of £26.4m represented, net of related deferred tax, individual plan surpluses of £94.2m (2004: £72.7m) and deficits of £80.5m (2004: £113.1m) in funded pension plans and unfunded pension/post-retirement healthcare balances of £40.1m (2004: £38.0m).

The effect of retirement benefits calculated in accordance with FRS17 is included in the financial statements as follows:

Profit and Loss Account

	2005			2004		
	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Amounts charged to operating profit						
Current service cost	26.5	11.9	2.5	31.5	12.8	2.8
Past service cost		0.5	0.4	0.4	(0.1)	
Total operating charge	26.5	12.4	2.9	31.9	12.7	2.8
Exceptional items						
Settlement gains on disposal of Polymer Sealing Solutions	(6.3)			(13.1)		
Curtailment gains on other disposals		(1.3)	(4.5)	(0.5)		
Amounts (credited)/charged to other finance charges						
Expected return on pension scheme assets	(152.4)	(21.9)		(142.5)	(20.9)	
Interest on pension scheme liabilities	129.3	22.8	7.1	128.9	22.9	8.4
Net return	(23.1)	0.9	7.1	(13.6)	2.0	8.4
Total charged to profit and loss account	(2.9)	12.0	5.5	4.7	14.7	11.2

11 Post-retirement benefits continued

Analysis of amount recognised in Statement of Total Recognised Gains and Losses (STRGL)

	2005			2004		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Actual return less expected return on pension scheme assets	231.2	17.7		14.0	10.7	
Experience gains/(losses) arising on the scheme liabilities	3.5	(6.8)	6.1	4.2	1.4	25.6
Changes in assumptions underlying the present value of the scheme liabilities	(200.5)	(58.7)	(15.9)	103.9	(8.5)	(5.8)
Actuarial gains/(losses) recognised in the STRGL	34.2	(47.8)	(9.8)	122.1	3.6	19.8
Movement during the year:						
Deficit at beginning of year	(57.7)	(70.4)	(119.2)	(218.9)	(89.3)	(145.0)
Current service cost	(26.5)	(11.9)	(2.5)	(31.5)	(12.8)	(2.8)
Employer contributions	40.2	11.9	6.2	43.8	20.1	6.4
Past service costs		(0.5)	(0.4)	(0.4)	0.1	
Settlements and curtailments	6.3	1.3	4.5	13.6		
Other finance income/(costs)	23.1	(0.9)	(7.1)	13.6	(2.0)	(8.4)
Actuarial gain/(loss) recognised in STRGL	34.2	(47.8)	(9.8)	122.1	3.6	19.8
Exchange		(5.0)	(2.8)		9.9	10.8
Surplus/(deficit) at end of year	19.6	(123.3)	(131.1)	(57.7)	(70.4)	(119.2)

Cash contributions

The Company contributions to the funded defined benefit pension plans for 2005 totalled £52.1m (2004: £63.9m) and at the present rate of contributions, the cash payments in 2006 will be similar.

History of experience gains and losses

	2005			2004			2003			2002		
	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans	Funded defined benefit pension schemes		Unfunded pension/ post-retirement healthcare plans
	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m	UK £m	US £m	UK & US £m
Difference between the expected and actual return on scheme assets:												
Amount (£m)	231.2	17.7		14.0	10.7		3.6	8.4		(307.1)	(61.6)	
Percentage of scheme assets	9%	5%		1%	3%		0%	3%		(15)%	(22)%	
Experience gains/(losses) on the scheme liabilities												
Amount (£m)	3.5	(6.8)	6.1	4.2	1.4	25.6	29.6	3.9	(6.8)	54.6	1.6	(9.1)
Percentage of scheme liabilities	0%	(1)%	5%	0%	0%	21%	1%	1%	(5)%	3%	(0)%	(8)%
Total amount recognised in Statement of Total Recognised Gains and Losses (STRGL)												
Amount (£m)	34.2	(47.8)	(9.8)	122.1	3.6	19.8	(222.8)	(10.5)	(25.3)	(334.8)	(76.3)	(15.9)
Percentage of scheme liabilities	1%	(10)%	(7)%	5%	1%	17%	(9)%	(3)%	(17)%	(16)%	(22)%	(13)%

12 Employees

	2005 £m	2004 £m
Staff costs during the year		
Wages and salaries	**824.9**	743.3
Social Security	**83.8**	80.5
Pension costs (including defined contribution schemes)	**56.9**	57.5
	965.6	881.3

The average number of persons employed was:

	2005	2004
Aerospace	**10,291**	9,021
Detection	**1,906**	1,651
Medical	**6,041**	5,299
Specialty Engineering	**10,271**	10,758
	28,509	26,729

Details of directors' remuneration are given on pages 48 to 56.

13 Intangible fixed assets

	Goodwill £m	Trademarks £m	Patents £m	Total £m
Cost				
At 1 August 2004	856.0			856.0
Acquired during the year (note 24)	440.3	37.4	17.3	495.0
Adjustments to prior year acquisitions	1.2			1.2
Exchange adjustments	64.3	3.5	1.6	69.4
At 31 July 2005	1,361.8	40.9	18.9	1,421.6
Amortisation				
At 1 August 2004	127.8			127.8
Charge for the year	59.8	0.6	0.6	61.0
Exchange adjustments	7.2			7.2
At 31 July 2005	194.8	0.6	0.6	196.0
Net book value at 31 July 2005	**1,167.0**	**40.3**	**18.3**	**1,225.6**
Net book value at 1 August 2004	728.2			728.2

The amortisation charge of £61m for the year includes £6.5m for impairment of goodwill (using a 9% after-tax discount rate) in respect of an Aerospace business acquired in 2000.

Amortisation is normally charged on a straight-line basis over the economic life of the asset, which is assumed to be: Goodwill – 20 years; Trademarks – 20 years; Patents – 10 years.

14 Tangible fixed assets

	Land and buildings £m	Plant and machinery £m	Fixtures, fittings, tools and equipment £m	Total £m
Consolidated				
Cost or valuation				
At 1 August 2004	235.2	517.3	379.8	1,132.3
Exchange adjustments	7.4	18.4	9.8	35.6
Additions	12.4	63.8	38.0	114.2
Acquisitions	15.8	35.7	6.8	58.3
Disposals	(13.3)	(27.4)	(33.5)	(74.2)
Business disposals		(3.3)	(0.4)	(3.7)
At 31 July 2005	257.5	604.5	400.5	1,262.5
Depreciation				
At 1 August 2004	75.7	343.2	289.9	708.8
Exchange adjustments	2.4	10.4	7.0	19.8
Charge for the year	9.3	36.5	31.2	77.0
Disposals	(7.3)	(26.5)	(32.5)	(66.3)
Business disposals		(2.3)	(0.3)	(2.6)
At 31 July 2005	80.1	361.3	295.3	736.7
Net book value at 31 July 2005	**177.4**	**243.2**	**105.2**	**525.8**
Net book value at 1 August 2004	159.5	174.1	89.9	423.5
Company				
Cost or valuation				
At 1 August 2004	27.3	0.3	3.2	30.8
Additions	0.1	0.7	0.7	1.5
Transfers	7.6			7.6
Disposals			(0.5)	(0.5)
At 31 July 2005	35.0	1.0	3.4	39.4
Depreciation				
At 1 August 2004	3.6	0.1	1.0	4.7
Transfers	1.3			1.3
Charge for the year	0.5	0.1	0.8	1.4
Disposals			(0.4)	(0.4)
At 31 July 2005	5.4	0.2	1.4	7.0
Net book value at 31 July 2005	**29.6**	**0.8**	**2.0**	**32.4**
Net book value at 1 August 2004	23.7	0.2	2.2	26.1

The book values of assets under finance leases included in plant and machinery were:

	Cost £m	Depreciation £m	Net book value £m
2005	**4.0**	**(3.7)**	**0.3**
2004	4.2	(3.9)	0.3

14 Tangible fixed assets continued

	Consolidated		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Land and buildings				
Cost	**254.0**	231.7	**32.5**	27.3
Valuation 1974	**3.5**	3.5	**2.5**	
	257.5	235.2	**35.0**	27.3
Freehold	**230.1**	213.9	**34.8**	27.1
Long leasehold	**1.4**	1.0	**0.2**	0.2
Short leasehold	**26.0**	20.3		
	257.5	235.2	**35.0**	27.3

If land and buildings had not been revalued they would have been included at the following amounts:

	Consolidated		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Cost	**255.3**	233.0	**33.6**	27.3
Aggregate depreciation	**79.6**	75.2	**5.1**	3.6

The Company's properties were revalued on the basis of open market valuation in 1974, and that valuation was incorporated into the financial statements. These values have been retained under the transitional provisions of FRS15, but the directors do not intend to adopt a policy of annual revaluations in the future. A quinquennial external revaluation of the Company's properties was carried out as at 31 July 2004 which disclosed a surplus of £50.8m over 31 July 2004 book values.

	2005 £m	2004 £m
Capital expenditure – cash-flow		
Purchase of tangible fixed assets	**114.2**	80.1
Less: proceeds of disposals (2004: including £18.3m relating to exceptional property disposals)	**(9.3)**	(26.2)
	104.9	53.9

15 Capital commitments

	2005 £m	2004 £m
Estimated commitments not included in the accounts		
Company		
Subsidiaries	**21.2**	18.0
	21.2	18.0

16 Investments and advances

	Consolidated 2005 £m	Consolidated 2004 £m	Company 2005 £m	Company 2004 £m
At cost less amounts written off				
Subsidiary companies			**1,945.5**	2,276.3
Unlisted investments				
TI Automotive Limited preference shares	**325.0**	325.0		
Other trade investments	**3.5**	2.3		
	328.5	327.3	**1,945.5**	2,276.3
Investments in subsidiaries				
Shares at cost			**2,380.8**	2,525.7
Due from subsidiaries			**1,016.4**	1,125.3
			3,397.2	3,651.0
Due to subsidiaries			**(1,451.7)**	(1,374.7)
			1,945.5	2,276.3

TI Automotive Limited preference shares arose from the demerger of the former Automotive Systems division from the Group, and are held at cost. They carry a fixed cumulative preference dividend at the rate of 15% per annum. One-third of the dividend is payable on 25 July each year, subject to certain financial conditions having been met. To date, these conditions have not been met, and no dividends have been paid. The preference shares are redeemable, together with unpaid dividends, following full repayment of the outstanding liabilities of TI Automotive Limited under its bank facilities. No dividend accrual has been recognised as at 31 July 2005.

The Company also holds 19.99% of the issued ordinary share capital of TI Automotive Limited. The shares confer 19.99% of the voting rights attaching to ordinary shares, and additionally confer the right to appoint the Chairman and to benefit from compulsory transfer provisions which oblige the other shareholders to sell their shares to a purchaser making an offer accepted by Smiths subject to certain conditions. The ordinary shares are recorded at nil value in these accounts.

The Company's subsidiaries are largely held according to business lines by the following holding companies, which are incorporated in England unless otherwise stated:

Smiths Aerospace Group Limited
Smiths Medical Group Limited
Smiths Detection Group Limited
Smiths Specialty Engineering Group Limited
Smiths Group International Holdings Limited
Smiths Group Holdings Netherlands bv (incorporated in The Netherlands)

The principal subsidiaries and their countries of incorporation are:

England
Smiths Aerospace Limited
Aerostructures Hamble Limited
Smiths Detection – Watford Ltd
Smiths Medical International Limited
John Crane UK Limited

Europe
Smiths Medical Deutschland GmbH (Germany)
Hypertac SA (France)
Hypertac GmbH (Germany)
Smiths Heimann GmbH (Germany)

Japan
Smiths Medical Japan Limited

United States
Smiths Technologies North America, Inc.
Smiths Aerospace, LLC
Smiths Aerospace Components, Inc.
Smiths Detection, Inc.
Smiths Medical ASD, Inc.
Smiths Medical MD, Inc.
Smiths Medical PM, Inc.
Medex, Inc.
John Crane, Inc.
Flexible Technologies, Inc.
Tutco, Inc.
Hypertronics Corporation
PolyPhaser Corporation
Sabritec, Inc.
Transtector Systems, Inc.

Of the companies set out above, only Smiths Group International Holdings Limited is 100% owned by the Company direct. The others are 100% owned through intermediate holding companies. Shareholdings are of ordinary shares or common stock. All subsidiaries operate in their country of incorporation.

The decrease of £330.8m in the Company's investments in subsidiaries principally comprises disposals to other group companies.

17 Stocks

	2005 £m	2004 £m
Stocks comprise		
Raw materials and consumables	**161.3**	128.6
Work in progress	**190.6**	151.6
Finished goods	**240.2**	187.4
	592.1	467.6
Less: payments on account	**(22.1)**	(44.1)
	570.0	423.5

18 Debtors

	Consolidated		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Amounts falling due within one year				
Trade debtors	**584.6**	502.2		
Amounts recoverable on contracts	**92.3**	61.7		
Amounts owed by subsidiaries			**9.5**	1.1
Other debtors	**8.9**	15.7	**1.3**	7.6
Prepayments and accrued income	**41.4**	40.8	**8.3**	7.1
	727.2	620.4	**19.1**	15.8
Amounts falling due after more than one year				
Deferred taxation	**46.7**		**12.8**	3.7
Amounts owed by subsidiaries			**2.0**	
Other debtors	**9.9**	9.2		
	783.8	629.6	**33.9**	19.5

19 Creditors

	Consolidated		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Amounts falling due within one year				
Overdrafts	**49.0**	28.2	**267.2**	149.2
Bank loans	**1.0**	44.6		
Finance leases	**0.1**	0.1		
Short-term loans	**3.9**	202.5		238.9
Total short-term indebtedness (note 20)	**54.0**	275.4	**267.2**	388.1
Trade creditors	**214.7**	185.8		
Bills of exchange payable	**2.6**	3.0		
Amounts owed to subsidiaries			**7.4**	0.9
Other creditors	**84.6**	24.4	**10.1**	2.4
Proposed dividend	**111.3**	102.5	**111.3**	102.5
Corporate taxation	**160.8**	135.8	**48.7**	56.0
Other taxation and social security costs	**23.7**	20.6	**2.2**	2.2
Accruals and deferred income	**375.8**	329.6	**36.5**	42.4
	1,027.5	1,077.1	**483.4**	594.5
Amounts falling due after more than one year				
Term loans (note 20)	**937.6**	446.4	**297.5**	297.1
Finance leases	**0.1**	0.1		
Total long-term indebtedness	**937.7**	446.5	**297.5**	297.1
Other creditors	**74.4**	53.1	**8.8**	12.6
	1,012.1	499.6	**306.3**	309.7

20 Borrowings and net debt

The analysis of net debt, after taking into account interest rate swaps, is as follows:

As at 31 July 2005	Fixed borrowings – Weighted average – Interest rate	Fixed borrowings – Weighted average – Years fixed	Fixed borrowings – Amount £m	Floating borrowings £m	Total 2005 £m
Currencies					
Sterling	6.91%	8	300.1	89.8	389.9
US Dollar	5.48%	7	57.2	313.8	371.0
Euro	5.00%	17	12.4	208.5	220.9
Japanese Yen				2.2	2.2
Other				7.7	7.7
			369.7	622.0	991.7
Cash and deposits					(60.9)
Net debt					930.8
Maturity					
On demand/under one year			3.1	50.9	54.0
One to two years			0.4		0.4
Two to five years			150.1	485.8	635.9
Over five years			216.1	85.3	301.4
			369.7	622.0	991.7

The borrowings are stated before the effect of the Company's net investment currency hedges. These hedges, totalling £296m in notional principal, mainly protect the value of its US dollar net assets. During the year the foreign currency losses on currency swaps used to hedge the overseas investment, totalled £11.3m.

As at 31 July 2004	Fixed borrowings – Weighted average – Interest rate	Fixed borrowings – Weighted average – Years fixed	Fixed borrowings – Amount £m	Floating borrowings £m	Total 2004 £m
Currencies					
Sterling	6.65%	9	303.0	1.4	304.4
US Dollar	5.47%	8	55.2	123.8	179.0
Euro	5.29%	18	12.1	208.2	220.3
Japanese Yen				15.1	15.1
Other				3.1	3.1
			370.3	351.6	721.9
Cash and deposits					(449.2)
Net debt					272.7
Maturity					
On demand/under one year			6.2	269.2	275.4
One to two years			0.4		0.4
Two to five years			0.8		0.8
Over five years			362.9	82.4	445.3
			370.3	351.6	721.9

The long-term borrowings (greater than five years) of £301m (2004: £445m) relate to the following loans at amortised cost:

	2005 £m	2004 £m
7.875% Sterling bonds 2010		148.9
5.45% US Private placement 2013 ($250m)	**142.1**	137.4
7.25% Sterling bonds 2016	**148.4**	148.2
5.29% amortising Property loan 2022	**10.9**	10.8
	301.4	445.3

20 Borrowings and net debt continued

Borrowing facilities

To provide adequate liquidity committed unused credit facilities of at least £100m (or equivalent free cash) are maintained at all times. Liquidity in 2005 was provided by undrawn revolving credit facilities and the undrawn EIB loan.

	2005 £m	2004 £m
Expiring within one year	**40.0**	5.2
Expiring between one and two years		
Expiring after two years	**244.2**	
	284.2	5.2

	Cash £m	Deposits £m	Borrowings: Overdrafts £m	Borrowings: Under one year £m	Borrowings: Over one year £m	Net debt £m
Analysis of changes in net debt						
As at 1 August 2004	41.0	408.2	(28.2)	(247.2)	(446.5)	(272.7)
Net cash inflow/(outflow)	54.0	(398.9)	(19.1)	314.7	(353.1)	(402.4)
Acquired debt				(66.9)	(121.9)	(188.8)
Exchange variation	(43.9)	0.5	(1.7)	(5.6)	(16.2)	(66.9)
As at 31 July 2005	**51.1**	**9.8**	**(49.0)**	**(5.0)**	**(937.7)**	**(930.8)**

	2005 £m	2004 £m
Financing		
Increase in term borrowings	**38.4**	8.0
Share issues	**14.6**	13.2
Total financing	**53.0**	21.2

Management of liquid resources defined as short-term deposits shown in the cash-flow statement comprises an decrease of £398.9m in deposits.

21 Financial instruments

a) Fair values of financial assets and liabilities

Set out below is a year-end comparison of the book value and current fair value of the Company's financial instruments by category. Fair values of interest rate swaps, currency swap and forward currency contracts are based on the market prices of comparable instruments at the balance sheet date. Short-term debtors and creditors have been excluded from all the following disclosures, other than the currency risk disclosures. Where market prices are not available, the fair value has been calculated by discounting cash-flows at prevailing interest and exchange rates. The fair value of the preference shares for which no quoted price exists is based on the application of earnings multiples of companies in similar industries which have quoted market prices.

	2005 Book value £m	2005 Fair value £m	2004 Book value £m	2004 Fair value £m
Trade investments	**3.5**	**3.5**	2.3	2.3
Cash at bank and on deposit	**60.9**	**60.9**	449.2	449.2
Borrowings				
– short-term	**(54.0)**	**(54.0)**	(275.4)	(282.5)
– long-term	**(937.7)**	**(987.1)**	(446.5)	(481.5)
	(927.3)	**(976.7)**	(270.4)	(312.5)
Derivative financial instruments				
– interest rate swaps		**(0.6)**	0.2	4.2
– currency rate swaps	**(9.8)**	**(3.6)**	7.6	9.6
– forward currency contracts		**0.3**		13.5
Preference shares (note 16)	**325.0**	**325.0**	325.0	325.0
Net financial liabilities – book value/fair value	**(612.1)**	**(655.6)**	62.4	39.8

The Company's policy is to hedge all material contractually committed and forecast future sales and purchases using forward exchange contracts and currency options. The transactions to which the forward currency contracts relate are mainly expected to occur in 2006 and 2007. Currency rate swaps protect the Group from translation exposure in line with its policy as set out on page 27 of the Operating and Financial Review and interest rate swaps are used to ensure that the Group's debt is broadly evenly split between fixed and floating rate funds.

21 Financial instruments continued

b) Hedges

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2005 £m
Net gains/(losses) on hedges at 1 August 2004	24.7	(5.2)	6.0	**25.5**
Net gains/losses arising in previous years included in 2005 income	(20.2)	(0.2)	(2.0)	**(22.4)**
Net gains/(losses) not included in 2005 income arising before 1 August 2004	4.5	(5.4)	4.0	**3.1**
Change in market value of hedges not recognised in year	6.2	4.6		**10.8**
Gains and losses arising in 2004 that were not recognised in that year	4.7	(8.7)		**(4.0)**
At 31 July 2005	15.4	(9.5)	4.0	**9.9**
Of which:				
Expected to be included in 2006 income	14.0	(6.6)	1.1	**8.5**
Expected to be included in 2007 income or later	1.4	(2.9)	2.9	**1.4**

	Unrecognised gains £m	Unrecognised (losses) £m	Deferred total net gains £m	Total 2004 £m
Net gains/(losses) on hedges at 1 August 2003	32.4	(11.7)	3.8	24.5
Net gains/losses arising in previous years included in 2004 income	(23.7)	7.2	(0.3)	(16.8)
Net gains/(losses) not included in 2004 income arising before 1 August 2003	8.7	(4.5)	3.5	7.7
Change in market value of hedges not recognised in year	9.0	1.7		10.7
Gains and losses arising in 2003 that were not recognised in that year	7.0	(2.4)	2.5	7.1
At 31 July 2004	24.7	(5.2)	6.0	25.5
Of which:				
Expected to be included in 2005 income	18.9	0.2	2.0	21.1
Expected to be included in 2006 income or later	5.8	(5.4)	4.0	4.4

There were no deferred losses in this year or in the previous year.

All the gains and losses on the hedging of foreign currency transactions are expected to be matched by losses and gains on the hedged transactions or positions.

c) Interest management

The net interest cash-flow is analysed below:

	2005 £m	2004 £m
Interest received	**15.5**	18.2
Financing gains	**12.0**	35.8
Interest paid	**(47.4)**	(43.5)
Net interest	**(19.9)**	10.5

The financing gains of £12m mainly relate to the Company's net investment hedging programme.

d) Financial assets

	Preference shares (note 16)		Bank balances and cash		Short-term deposits	
	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m
Sterling	**325.0**	325.0	**18.4**	12.3	**5.8**	404.8
US Dollar			**1.4**	9.7	**1.0**	0.9
Canadian Dollar			**0.1**	–		–
Euro			**9.5**	5.3		0.2
Yen			**2.1**	2.1		–
Other			**19.6**	11.6	**3.0**	2.3
	325.0	325.0	**51.1**	41.0	**9.8**	408.2
Weighted average interest rate on interest bearing balances			**2.65%**	2.68%	**6.80%**	4.51%

The bank balances and cash comprise £16.9m (2004: £9.3m) in respect of short-term balances earning interest, £34.2m (2004: £31.7m) in respect of balances which are non-interest earning. Short-term deposits are invested for periods with maturity under one year.

21 Financial instruments continued

e) Currency exposures

Transactions

The analysis below shows the net monetary assets and liabilities of the Group companies that are not denominated in their functional currency and therefore give rise to exchange gains and losses in the profit and loss account. The amounts shown in the table take into account the effect of hedging instruments used to manage these exposures.

	2005 Net foreign currency monetary assets/(liabilities)			
Functional currency of group companies	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		11.9	(2.1)	1.0
US Dollar	0.5		1.4	1.5
Euro	0.2	(1.3)		
Other	0.4	12.3	0.1	0.9
As at 31 July 2005	**1.1**	**22.9**	**(0.6)**	**3.4**

	2004 Net foreign currency monetary assets/(liabilities)			
Functional currency of group companies	Sterling £m	US Dollar £m	Euro £m	Other £m
Sterling		3.2	4.1	1.2
US Dollar	0.5		0.8	1.5
Euro	(0.1)	(0.2)		0.3
Other	(0.3)	0.2	(0.1)	1.2
As at 31 July 2004	0.1	3.2	4.8	4.2

Translation

Gains and losses arising on net investments overseas and the financial instruments used to hedge the balance sheet exposures are recognised in the statement of total recognised gains and losses.

22 Operating lease commitments

At 31 July 2005 the Company had annual commitments under operating leases as follows:

	2005		2004	
	Land and buildings £m	Others £m	Land and buildings £m	Others £m
Expiring in less than one year	**2.3**	**2.7**	2.2	2.0
Expiring between one and five years	**13.9**	**6.0**	9.8	5.0
Expiring after five years	**14.0**	**0.7**	7.6	0.1
	30.2	**9.4**	19.6	7.1

23 Provisions for liabilities and charges

	At 1/8/04 £m	Exchange adjustments £m	Profit and loss account Provisions £m	Profit and loss account Releases £m	Acquisitions £m	Utilisation £m	At 31/7/05 £m
Consolidated							
Service guarantees and product liability	47.9	1.4	26.3	(3.8)	0.1	(20.3)	**51.6**
Reorganisation	19.0	0.2	16.6	(1.3)		(25.3)	**9.2**
Property	16.8	0.1	0.9	(3.5)		(2.2)	**12.1**
Litigation	18.1	0.3	5.8	(3.8)	1.4	(4.2)	**17.6**
	101.8	2.0	49.6	(12.4)	1.5	(52.0)	**90.5**
Deferred taxation (note 8)	18.2						**11.8**
Total provisions for liabilities and charges	120.0						**102.3**
Company							
Service guarantees and product liability	–						
Reorganisation	–						
Property	5.5			(1.7)		(0.7)	**3.1**
Litigation	–						
	5.5			(1.7)		(0.7)	**3.1**

Service guarantees and product liability
Service guarantees and warranties over the Company's products typically cover periods of between one and three years. Provision is made for the likely cost of after-sales support based on the recent past experience of individual businesses.

Reorganisation
Significant parts of the Company's operations have been undergoing a phased restructuring programme. Full provision is made for reorganisation approved and committed by the end of each financial year. This year's residual balance relates mainly to Aerospace and Medical, and is expected to be utilised during the next financial year.

Property
As stated in the accounting policies on page 62, where a property is vacant, or sub-let under terms such that rental income is insufficient to meet all outgoings, the Company provides for the expected future shortfall up to termination of the lease. Provision is also made for the cost of reinstatement work on leased properties where there is an obligation under the lease, and the costs can be reasonably estimated. Where evidence of contamination is found on property in the Company's occupation, provision is made for estimated remedial costs pending action on the affected site. Most of the balance is expected to be utilised within the next five years.

Litigation
The Company has on occasion been required to take legal action to protect its patents and other business intellectual property rights against infringement, and similarly to defend itself against proceedings brought by other parties. Provision is made for the expected fees and associated costs, based on professional advice as to the likely duration of each case. Provisions totalling £3.8m were released relating to litigation settled at less than the expected cost. Most of the balance is expected to be utilised with the next five years.

None of the above provisions are discounted.

24 Acquisitions

During the year under review the Company acquired the businesses set out below. The fair values are provisional, and will be finalised in the 2006 accounts.

	Dates of acquisition	Consideration (including associated costs) £m	Goodwill £m	Net assets/ (liabilities) £m
Businesses acquired				
Integrated Aerospace	24/11/04	56.6	47.9	8.7
Medex	21/03/05	310.1	358.0	(47.9)
Farran Technology	15/02/05	15.0	13.2	1.8
Hi-Tech Hose	27/06/05	8.6	5.0	3.6
Other	various	16.0	16.2	(0.2)
		406.3	440.3	(34.0)

24 Acquisitions continued

	Book value £m	Revaluation £m	Consistency of accounting policy £m	Fair value £m
Medex				
Assets acquired				
Trademarks	21.0	16.4		37.4
Patents	7.3	9.1		16.4
Tangible fixed assets	55.0	(3.5)		51.5
Stocks	30.6		(1.1)	29.5
Debtors	35.6		(6.5)	29.1
Creditors	(25.4)		(1.1)	(26.5)
Term debt acquired	(173.8)	(14.8)		(188.6)
Provisions	(1.4)			(1.4)
Taxation	(3.6)	5.7	2.6	4.7
Net assets acquired	(54.7)	12.9	(6.1)	(47.9)
Goodwill				358.0
Consideration – total				310.1
– satisfied by cash				310.1

The provisional fair value adjustments made to the opening balance sheet of Medex are summarised in the table above. The principal fair value adjustments are to adjust intangible fixed assets to their fair values based on valuations obtained from independent experts, to adjust tangible fixed assets to their fair values based on an initial assessment of those assets, to align stock and debtor provisioning to Smiths accounting policies, to adjust the value of the term debt acquired with Medex to its fair value, and to recognise the value of the tax credit arising on the repurchase of the term debt. The profit after tax of Medex for the year ended 31 December 2004 was $44.9m under US GAAP. After tax profit on the same basis for the period from 1 January 2005 (the beginning of Medex's financial year) to the date of acquisition was $10.1m. Included in the consideration above is $64m of cash acquired.

	Book value £m	Revaluation £m	Consistency of accounting policy £m	Fair value £m
Other				
Assets acquired				
Patents	0.6	0.3		0.9
Tangible fixed assets	6.9		(0.1)	6.8
Stocks	13.2		(2.9)	10.3
Debtors	7.0		0.2	7.2
Creditors	(8.6)		(3.0)	(11.6)
Term debt acquired	(0.1)		(0.1)	(0.2)
Provisions	(0.1)			(0.1)
Taxation	0.6			0.6
Net assets acquired	19.5	0.3	(5.9)	13.9
Goodwill				82.3
Consideration – total				96.2
– deferred				(2.4)
– deferred from prior period, now paid				6.1
– satisfied by cash				99.9

Fair values on acquisitions made in 2004 have now been finalised, giving rise to a further addition to capitalised goodwill of £1.2m.

Goodwill arising on acquisitions made in 2005 is being amortised over its estimated useful economic life of up to 20 years.

25 Called up share capital

	Ordinary shares	Issued capital £m	Consideration £m
At 1 August 2004	561,367,099	140.3	
Exercise of share options	2,194,456	0.6	14.6
At 31 July 2005	**563,561,555**	**140.9**	**14.6**

The authorised capital at 31 July 2004 and 2005 consisted of 800,000,000 ordinary shares of 25p each.

At 31 July 2005 the following options had been granted and were still outstanding:

	Date issued	Number of shares	Subscription prices	Dates normally exercisable
SAYE	1998	22,485	669.0p	2001-2005
	1999	53,734	721.0p	2002-2006
	2000	396,079	612.0p	2003-2007
	2001	504,273	608.0p	2004-2008
	2002	587,455	645.0p	2005-2009
	2003	1,297,236	554.0p	2006-2010
	2004	1,197,841	525.0p	2007-2011
	2005	831,842	704.0p	2008-2012
Executive	1995	41,288	632.0p	1998-2005
	1996	244,888	823.0p	1999-2006
	1997	372,694	934.0p	2000-2007
	1998	528,523	765.0p	2001-2008
	1999	642,044	858.5p	2002-2009
	2000	615,310	750.0p	2003-2010
	2000	55,424	765.0p	2003-2010
	2000	190,934	807.0p	2003-2010
	2001	1,210,257	790.0p	2004-2011
	2002	2,398,709	806.0p	2005-2012
	2002	3,452,000	654.0p	2005-2012
	2003	3,900,400	669.0p	2006-2013
	2004	2,715,850	774.0p	2007-2014
SAYE (rolled over from TI Scheme)	1998	46,843	719.68p	2001-2005
	1999	14,433	805.07p	2002-2006
	2000	226,116	587.54p	2003-2007
Executive (rolled over from TI Schemes)	1996	43,776	1,058.18p	2001-2006
	1996	29,264	1,121.20p	2001-2006
	1997	86,912	1,097.82p	2001-2007
	1997	197,975	1,219.80p	2001-2007
	1998	196,986	1,026.66p	2001-2008
	1998	123,699	849.79p	2001-2008
	1999	110,917	943.31p	2002-2009
	1999	391,282	907.23p	2002-2009
	1999	152,226	1,103.92p	2002-2009
	2000	83,491	661.23p	2003-2010
	2000	68,612	626.16p	2003-2010
	2000	8,116	672.92p	2003-2010

26 Share premium account and reserves

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Consolidated				
At 1 August 2004	183.0	1.7	234.8	562.7
Premium on allotments	14.5			(0.5)
Retained profit				57.5
ESOP Trusts – disposal of Company shares				5.4
Write-back of goodwill on disposals				2.3
Actuarial gain on retirement benefits				(23.4)
Deferred tax credit related thereto				11.8
Exchange rate changes (including tax on recognised gains)				14.1
At 31 July 2005	**197.5**	**1.7**	**234.8**	**629.9**

	2005 £m	2004 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**777.8**	724.8
Pension and other retirement benefit liabilities (net)	**(147.9)**	(162.1)
	629.9	562.7

	Share premium account £m	Revaluation reserve £m	Merger reserve £m	Profit and loss account £m
Company				
At 1 August 2004	183.0	0.5	180.5	1,036.2
Premium on allotments	14.5			(0.5)
Actuarial loss on retirement benefits				(1.1)
Deferred tax credit related thereto				0.6
Retained loss				(153.1)
At 31 July 2005	**197.5**	**0.5**	**180.5**	**882.1**

	2005 £m	2004 £m
Profit and loss account excluding pension and other retirement benefit liabilities (net)	**920.4**	1,076.1
Pension and other retirement benefit liabilities (net)	**(38.3)**	(39.9)
	882.1	1,036.2

The retained profit of the Company represents a profit for the year of £10.2m less dividends payable of £163.3m.

The Company's profit and loss reserve of £882.1m includes £710.1m not available for distribution as dividend.

During the year the Company received £15.1m on the issue of shares in respect of the exercise of options awarded under various share option schemes. Employees paid £14.6m for the issue of these shares and the balance of £0.5m comprised contributions to the qualifying employee share ownership trust (QUEST) from undertakings within the Company. The trust has been included within the Company and consolidated financial statements.

Goodwill relating to acquisitions made before 1 August 1998 and set against reserves amounted to £1,260.3m (2004: £1,262.6m). Upon subsequent disposal, such goodwill is charged as part of the profit or loss arising thereon.

27 Movements in shareholders' equity

	2005 £m	2004 £m
Profit for the year	**220.8**	212.9
Dividends	**(163.3)**	(151.6)
	57.5	61.3
Exchange variations	**8.2**	(45.0)
Taxation recognised on exchange gains/losses:		
Current – United Kingdom	**5.9**	(0.4)
Share issues	**14.6**	13.2
ESOP Trusts – disposal of Company shares	**5.4**	
Write-back of goodwill on disposals	**2.3**	130.0
FRS17 – Retirement Benefits:		
Actuarial (losses)/gains on retirement benefit schemes – gross	**(23.4)**	145.5
Deferred tax credit/(charge) related thereto	**11.8**	(39.3)
Net increase in shareholders' equity	**82.3**	265.3
Shareholders' equity:		
At 1 August	**1,122.5**	857.2
At 31 July	**1,204.8**	1,122.5

28 Contingent liabilities

	2005 £m	2004 £m
The parent company has guaranteed the 5.45% Senior Notes 2013 privately placed by a subsidiary	**142.0**	137.4

In common with many other enterprises of similar size, the Company and its subsidiaries are from time to time engaged in litigation in respect of a variety of commercial issues.

As previously reported, John Crane, Inc. ('John Crane'), a subsidiary of the Company, is one of many co-defendants in numerous law suits pending in the United States in which plaintiffs are claiming damages arising from exposure to, or use of, products containing asbestos. The John Crane products generally referred to in these cases are ones in which the asbestos fibres were encapsulated in such a manner that, according to tests conducted on behalf of John Crane, the products were safe. John Crane ceased manufacturing products containing asbestos in 1985.

John Crane has resisted every case in which it has been named and will continue its robust defence of all asbestos-related claims based upon this 'safe product' defence. In addition John Crane has access to insurance cover which, while it is kept under review, is judged sufficient to meet all material costs of defending these claims for the foreseeable future.

As a result of its defence policy, John Crane has been dismissed before trial from cases involving approximately 113,000 claims over the last 26 years. John Crane is currently a defendant in cases involving approximately 174,000 claims. Despite these large numbers of claims, John Crane has had final judgments against it, after appeals, in only 46 cases, amounting to awards of some US$39m over the 26-year period. These awards, the related interest and all material defence costs have been met in full by insurance.

No provision relating to litigation has been made in these accounts other than as disclosed in note 23.

Five year review

	2005 £m	2004 £m	2003 £m	2002 £m	2001* £m
Turnover – continuing operations	**3,016.8**	2,678.4	2,629.2	2,588.4	2,586.8
– discontinued operations		55.0	426.9	635.1	2,371.4
	3,016.8	2,733.4	3,056.1	3,223.5	4,958.2
Operating profit – continuing operations	**420.4**	360.1	371.9	364.1	430.4
– discontinued operations		2.2	51.9	64.0	220.9
	420.4	362.3	423.8	428.1	651.3
Goodwill amortisation and impairment	**(61.0)**	(39.0)	(44.1)	(50.7)	(48.7)
Operating profit (after goodwill amortisation and impairment)	**359.4**	323.3	379.7	377.4	602.6
Net interest	**(7.8)**	(12.2)	(39.8)	(32.0)	(116.2)
Profit before exceptional items	**351.6**	311.1	339.9	345.4	486.4
Exceptional items	**(41.8)**	(11.0)	(122.5)	(68.0)	(598.7)
Profit before taxation	**309.8**	300.1	217.4	277.4	(112.3)
Profit after taxation	**220.8**	212.9	112.3	186.4	(204.4)
Minority interests			(0.8)	(1.3)	(1.6)
Shareholders' equity	**1,204.8**	1,122.5	857.2	832.6	831.3
Represented by:					
Intangible fixed assets	**1,225.6**	728.2	830.2	638.3	678.3
Tangible fixed assets and investments	**854.3**	750.8	885.4	892.5	948.8
Net current assets/provisions/retirement benefit liabilities	**55.7**	(83.8)	(143.3)	27.0	324.0
Net debt	**(930.8)**	(272.7)	(715.1)	(725.2)	(1,119.8)
Funds employed	**1,204.8**	1,122.5	857.2	832.6	831.3
Goodwill charged directly to reserves	**1,260.3**	1,262.6	1,392.6	1,604.1	1,753.3
Shareholder investment	**2,465.1**	2,385.1	2,249.8	2,436.7	2,584.6

	2005	2004	2003	2002	2001*
Ratios					
Operating profit before goodwill amortisation and impairment: turnover (%)	**13.9**	13.3	13.9	13.3	13.1
Effective tax rate before goodwill amortisation and exceptional items (%)	**26.0**	26.5	27.0	28.0	29.2
After tax return on average shareholder investment (%)	**12.6**	11.1	11.9	11.0	12.5
Cash-flow					
Cash-flow from normal operating activities	**384.9**	382.9	466.5	583.0	701.0
Less capital expenditure (net)	**(104.9)**	(53.9)	(86.3)	(100.0)	(188.0)
Operating cash after capital expenditure	**280.0**	329.0	380.2	483.0	513.0
Free cash-flow (before acquisitions and dividends, after capital expenditure)	**147.0**	255.0	270.5	314.5	205.3
Free cash-flow per share (p)	**26.1**	45.5	48.4	56.5	37.1
Earnings per share before amortisation and impairment of goodwill and exceptional items (p)	**54.3**	45.9	50.1	51.0	68.3
Dividends					
Pence per share	**29.0**	27.0	26.0	25.5	25.0
Times covered before amortisation and impairment of goodwill and exceptional items	**1.9**	1.7	1.9	2.0	2.7
Number of employees (000s)					
United Kingdom	**7.2**	6.9	8.5	10.7	13.5
Overseas	**23.4**	20.3	23.8	22.3	24.2
	30.6	27.2	32.3	33.0	37.7

*Information for 2001 has not been restated to reflect the requirements of FRS17.

Financial calendar

2005

September
22 Preliminary announcement of results for 2004/05

October
19 Ordinary shares final dividend ex-dividend date
21 Ordinary shares final dividend record date

November
15 Annual General Meeting
18 Ordinary shares final dividend payment date

2006

March
15* 2005/06 interim results announced
22* Ordinary shares interim dividend ex-dividend date
24* Ordinary shares interim dividend record date

April
21* Ordinary shares interim dividend payment date

July
31 Smiths Group financial year end

September
27* Preliminary announcement of results for 2005/06

November
1* Ordinary shares final dividend ex-dividend date
3* Ordinary shares final dividend record date
21* Annual General Meeting
24* Ordinary shares final dividend payment date

*Provisional date

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

The 2005 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 15 November 2005 at 2.30 pm.

Registered Office
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No. 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Auditors
PricewaterhouseCoopers LLP

Designed and produced by CGI London. Printed by royle corporate print. Main photography by Lee Funnel.

www.smiths-group.com

Smiths Group plc

Summary financial statement 2005

How we do what we do

smiths

Total activities
Statutory basis

	2005 £m	2004 £m
Sales	**3,017**	2,733
Operating profit	**311**	292
Pre-tax	**310**	300
EPS	**39.3p**	38.0p

Continuing activities
Headline performance – excluding amortisation and impairment of goodwill and other intangible assets, and exceptional items.

	2005 £m	2004 £m	
Sales	3,017	2,678	+13%
Headline:			
– operating profit	420	360	+17%
– pre-tax	413	350	+18%
– EPS	54.3p	45.9p	+18%

Contents

Smiths has had a good year. Sales on continuing activities are up 13%, while, on a headline basis, operating profit has risen by 17% and earnings per share are up 18%. The increase in earnings came from a good performance across all our businesses.

Keith Butler-Wheelhouse
Chief Executive

Smiths has six fundamental strengths

Operating in sectors with high growth

We operate in sectors with strong growth profiles. Air travel is increasingly popular and Smiths technology is helping create a new generation of passenger aircraft; an ageing population in the developed world means that healthcare is a priority and Smiths helps to meet rising expectations; security and safety at airports, borders and other public locations have moved higher up everyone's agenda and Smiths helps meet these concerns; wireless communications networks are expanding rapidly and Smiths components are helping build the necessary infrastructure; oil and gas markets are booming and Smiths products help bring hydrocarbons safely to market.

Delivering constant improvement

Sales growth is achieved through sustaining world-class competitiveness and paying close attention to operating efficiency. Ever-improving productivity is itself a strong engine of growth. Smiths has a long-standing culture of financial discipline and constantly finding ways to drive down costs is one of our core competencies. Establishing the right cost base and delivering products that evolve to meet our customers' needs is how we will realise our full potential.

Reaching deep into global markets

Smiths is a global business. This experience helps us choose the best way to serve our customers, whether they are local, national or international enterprises. With significant presence in more than 40 countries, each Smiths business has the global reach appropriate to its market. We manufacture goods in both highly industrialised countries and increasingly in lower cost countries – ensuring the highest benefits for ourselves and our customers.



Commercial aviation passengers increase. Airline passenger numbers are expected to double in the next 20 years. As a first-tier supplier to both Airbus and Boeing on the next generation of commercial aircraft, Smiths is well positioned to take advantage of this growth.



Medfusion™ 3500 Syringe Pump. Healthcare professionals constantly seek more efficient solutions and Smiths is developing and fine-tuning devices such as this Medfusion™ 3500 Syringe Pump so that clinicians can better treat their patients.



High performance seals, globally. John Crane operates in more than 40 countries and its high performance seals, such as this Type 28 dry running gas seal, protect tens of thousands of miles of pipeline and the majority of the world's oil refineries, as well as many hundreds of facilities in the oil and gas, petrochemical, power and pulp and paper industries.

Developing technology to help customers succeed

We grow by developing technology in our chosen sectors to help our customers achieve their goals. This year we invested a total of £295m in R&D, 10% of sales, including £152m funded by our customers. Our strength lies not just in the development of new ideas but also in the application of technologies to address new market opportunities and meet expanding customer requirements.

Improving our business mix

We have a track record of acquiring businesses that help us to grow, while selling those that are worth more to others than to Smiths. Acquisitions make a strong contribution to growth and are an additional source of new technology alongside R&D. Smiths has a proven competence in identifying, acquiring and effectively integrating high performance technology companies. Each acquisition fulfils at least one of four criteria: giving access to important new technology; extending a product range; expanding geographical reach; or establishing a significant presence in an adjacent market.

Doing business the right way

Across Smiths we aim to deploy technology in ways that advance our customers' capabilities and provide them with economic advantages. We do this while upholding the highest ethical standards. Our people have the experience and skills to ensure that we achieve these objectives. To support this, the Smiths Group Code of Corporate Responsibility and Business Ethics sets out a clear ethical framework for all employees. This has been widely communicated across Smiths, clearly setting out the standards which all employees must uphold.



Technology to help our customers develop tomorrow's aircraft. Using innovative technology we are helping meet the challenges in developing Northrup-Grumman's X-47B joint unmanned combat air system (J-UCAS). After the project's partners, Smiths is the largest supplier with 10 major systems/subsystems on board, each offering focused benefits for our customer. For example, our landing gear technology enables the aircraft to operate from US Navy carriers at sea, enduring the rigours of catapult take-offs and arrested landings.



X-ray cargo inspection systems. Heimann CargoVision x-ray inspection systems allow customs and other authorities to see inside containers of cargo, helping stem the flow of contraband and smuggling. The acquisition by Smiths of Heimann Systems GmbH in December 2002 doubled the size of our detection business and assisted it to grow into the leader in its field.



Needlestick protection. Protecting individuals from needlestick injuries is a major concern of healthcare workers, governments, health insurance providers and manufacturers, and the Medex PROTECTIV® I.V. catheter is just one example of how Smiths Medical helps keep people safe. As the needle shown is withdrawn after use, it is automatically rendered blunt and therefore harmless. At Smiths, placing a high value on the health and safety of our employees is just one important part of our ethical code

Chairman's statement



Donald Brydon
Chairman



Headline earnings per share pence

+18%

2005	54.3
2004	45.9

Dividend pence

+7.4%

2005	29
2004	27

Statutory earnings per share

2005	2004	
39.3p	38.0p	+3.4%

The past year has seen good progress in Smiths with both sales and headline earnings ahead of the previous year. This growth has come from across our business indicating the underlying strength of the Company. I am also encouraged by the breadth of the progress I see throughout Smiths. Not only are our markets growing, but also new product development and other initiatives are enhancing the Company's position. At the same time, our acquisitions have strengthened the Company, making an immediate financial contribution, as well as broadening and deepening our technology base.

It is the excellence of the Smiths management that has made this progress possible. During my first year as Chairman I have visited many of the Group's operations both in the United Kingdom and overseas. I have been struck by the dedication and professionalism of our employees. There is a restless atmosphere throughout our operations born of a belief that improvement in all that we do is always possible. I have found that focus on improved production techniques, technology developments, innovative customer-oriented solutions and a passion for efficiency is common throughout all Smiths businesses.

Elsewhere in this Summary Financial Statement the Chief Executive sets out the principal strengths that apply across our business. These strengths are helping us focus on markets and technologies to deliver growth, both in sales and profit. Since I became Chairman in September 2004, I have asked the Board to concentrate on two issues: creating shareholder value from our existing activities and ensuring that we have the right businesses to continue to build shareholder value. These themes have underscored the work of the Board over the past 12 months, and will continue to do so looking forward.

Smiths has a tradition of successful and timely disposals and of using capital wisely in its acquisition strategy. I have been impressed by the disciplines applied to both and, of course, they will continue to underpin both activities going forward.

As to the Board itself, there have been several changes since last year's report. Keith Orrell-Jones retired last September after an important period as Smiths Group Chairman. He made a considerable contribution to Smiths and during his period as Chairman he made many friends. We all wish him well.

Sir Colin Chandler, formerly Deputy Chairman, stepped down at the Annual General Meeting. His wisdom and counsel will be missed. On the executive side, Einar Lindh and Lawrence Kinet both retired. I thank them for all their various contributions to the Company's development. I am pleased to say that Einar's 27 years of experience at Smiths is not yet lost to us: he has agreed to act as head of our medical business until the current search process is concluded.

Looking forward, Alan Thomson will retire next year, and we have announced that John Langston will be our next Finance Director. Alan will be a hard act to follow, and we are fortunate to have already on the Board such a well-qualified successor. Along with other changes, these steps are an integral part of our phased succession programme, for which we have the appropriate plans.

Much has been said and written about the Combined Code on Corporate Governance. The Smiths Board currently complies with the Code with one exception. The Board has concluded that I should be a member of the Remuneration Committee and participate in discussions. Should circumstances so dictate, the Board would have no compunction but to explain the need to deviate further. The relationship between the Chairman and the Chief Executive is central to successful governance and I am delighted to say that there is good rapport between Keith and myself, and our working relationship is proving highly productive. Boards – suitably independently minded – must do what is right in the interest of shareholders and I am in no doubt that your Board has the necessary independence to behave in this manner.

The Board has also been pleased with the progress made in respect of environment, health and safety (EHS) issues. We are continuing to reduce the environmental impact of operations by successfully meeting new targets. At the same time, the number of work-related accidents is also falling. A full EHS report is issued annually offering a comprehensive review of this important aspect of our corporate footprint.

With effect from 1 August 2005, Smiths will prepare its accounts using International Financial Reporting Standards (IFRS).

Returning to performance in the past year, the consolidated results show an increase in sales from continuing activities of 13% and of headline earnings per share of 18%. As a result of this good performance, the Board is recommending that the dividend for the full year be increased by 7% to 29p. This means the final dividend is raised to 19.75p.

It is a privilege to chair any major British company. To lead such a dedicated company built on technical excellence and high-quality employees is an even greater privilege. I would like to thank everyone who works for Smiths for their commitment, determination and loyalty during the last 12 months. On such strong foundations there is every reason to be optimistic about the future.

Donald Brydon
Chairman

Chief Executive's statement



Keith Butler-Wheelhouse
Chief Executive



Group sales from continuing activities £m

+13%

2005	3,017
2004	2,678

Group headline pre-tax profit £m

+18%

2005	413
2004	350

Statutory pre-tax profit

2005 £m	2004 £m	
310	300	+3%

Smiths has had a good year. Sales on continuing activities are up 13%, while, on a headline basis, operating profit has risen by 17% and earnings per share are up 18%. The increase in earnings came from a good performance across all our businesses.

This is the result of both growth in the markets we serve, and the success of action taken over the past few years. Our markets are expanding robustly. At the same time, we are reaping the rewards of investing for growth over recent years, and keeping the cost base competitive. Our acquisitions also performed well, with current year acquisitions contributing £21m to headline operating profit.

How we do what we do

We have decided to make this year's theme 'How we do what we do' in order to provide shareholders and other stakeholders with greater insight into our activities and organisational strengths. In the past, we have described Smiths chiefly through details of our divisions' activities. I will set these activities in context by explaining the six fundamental strengths that underpin everything we do. Each of these is important, and the order in which I have listed them does not imply any priority:

- We place great emphasis on creating opportunities for growth. We have a strong preference for markets with above average long-term growth. Medical devices, commercial aerospace, defence electronics and detection are all markets that are expanding rapidly. We also build advantageous competitive positions that allow us to achieve significant profitable expansion in sectors where overall growth is more modest. Within our Specialty Engineering division, Interconnect is a good example of a business with positions that offer faster growth than the overall markets in which it competes.
- We pursue continuous productivity improvement, sustaining our competitive positions and helping to secure greater shares of our markets as we go forward. Our people have the expertise and receive the necessary support and training to make sure that we deliver on this. We are proud of our record for getting the very best out of our businesses.
- We have the scale and infrastructure to operate globally where that is appropriate. The form this takes varies by division. In Aerospace, the support activity is truly global, while manufacturing is more local and closely aligned to the location of our customers. In Medical, we now have in-house distribution subsidiaries in nearly 20 countries. In Detection, we are progressively establishing a global sales and support structure. And, in Specialty Engineering, John Crane has facilities in over 40 countries.
- We believe that helping our customers succeed is key to our future. Developing innovative technology is one way in which we do this, and we invest substantially in research and development (R&D). In order to enhance future growth rates, we have increased this investment over the past several years. Customers assist in funding a significant portion of R&D, and their involvement is just one of the ways we ensure that our products and services are focused on their needs. We always work closely with our customers to help ensure their customers are satisfied.

- We constantly look at our businesses to see how we can add value for shareholders by making portfolio changes. The sale of Polymer in the 2004 financial year and the acquisition of Medex in 2005 are good examples of this. By coincidence, the profits and the values of these two businesses are very similar. In the case of Polymer, a seals business, the purchaser could achieve synergies that were not available to Smiths. The sale price reflected this. Conversely, in the case of Medex, a medical devices business, there are synergies available to Smiths that were not available to the sellers. Taking these two transactions together we aim to add something like 50% to shareholder value via the synergies now open to us – and we have moved from polymers into the higher growth medical devices market.
- We believe in doing business the right way, through motivated, skilled and dedicated people. Smiths has a responsibility to be a leader in the way we conduct business. The Smiths Code of Corporate Responsibility and Business Ethics sets out a clear ethical framework for all employees to help them make the right decisions in difficult circumstances. This Code has been extensively communicated and discussed across our businesses, with every employee challenged to maintain the highest of standards.

Highlights of 2005

All four divisions achieved double-digit growth in headline operating profits, with three achieving profit growth of 18% or more.

Turning to productivity and efficiency, sales per employee on an underlying basis grew by 5% in the year and headline operating profit per person grew at a similar rate. However, cash generation was below our usual level. There were several reasons for this. The largest effect was the concentration of sales in the final months of the year. This concentration was greater than last year, and caused year-end debtors to be some £40m higher, including the effect of the timing of payments on major defence programmes. These high year end debtors will turn into cash in the first quarter of the current financial year. We also increased stocks, over and above the growth in activity. This was to safeguard the ability to supply customers during a period of relocation of manufacturing (medical) and volume growth (commercial aerospace). Our capital investment programme involved net spend of £105m, exceeding depreciation by £28m. The cash expenditure on exceptional items was £35m.

Over the year we invested £295m in R&D. Approximately half of this sum was funded by our customers. Aerospace R&D was particularly investment intensive in 2005, with the Airbus A380 programme nearing completion and the Boeing 787 programme currently in full flow.

Current year acquisitions contributed 3% to headline pre-tax profit growth. These acquisitions were in line with our policy of generally buying relatively small businesses which bring something to Smiths that we particularly value. We spent approximately £96m on 10 such businesses in 2005, enhancing either technology or market access for our existing activities. We also made one transformational acquisition – spending £499m on Medex, which is an excellent strategic fit and moves us into the medical devices 'big league'.

Turning to divisional highlights, after several years of reduced demand, our Aerospace division is now performing well. In the commercial sector, sales rose by over 20% and this growth continues. Sales of defence equipment were 60% of the total, and increased by 9%.

Detection benefits from its broad spread of activities. The military, ports and borders, and emergency responders markets were particularly robust. This division grew most rapidly – with headline operating profits up by 20%.

In Medical, we are excited about the Medex acquisition, completed in March 2005. It delivers expanded opportunities and a much stronger overall product range, adding significantly to the division's profit potential. It provides opportunity for synergies both in terms of sales gains and cost savings. We have successfully completed phase I of the merger integration, which involved sales and marketing. Phase II will incur some one-time costs in 2006. To increase capacity and to make further improvements in quality, some of Medical's manufacturing facilities were upgraded during the year. In the process we fell behind in supplying some products to customers, losing modest sales as a result.

Specialty Engineering performed well and has grown to 31% of total activity by sales. Each of John Crane, Interconnect and Flex-Tek grew sales and improved margins. At 14%, the Specialty Engineering margin was in line with average margins across the Group.

Our 'Full Potential' programme

Two years ago we introduced a programme called Full Potential, with two sets of initiatives – the first intended to grow sales and the second to enhance profitability.

With reference to sales growth, we have significantly increased the rate of investment in new products, new technologies and new markets. At the cost line, we are reinvesting in manufacturing and other business processes to sustain our competitiveness, which will mean we can win an increasing share of available business.

Full Potential is yielding benefits across Smiths. However, neither this nor the wider performance of the Company would have been possible without a positive contribution from Smiths people. We have a skilled and dedicated workforce across the world and I thank them for their commitment over the past 12 months.

Looking forward

I am encouraged by prospects for the 2006 financial year. We expect continuing sales growth across Smiths with each division growing, aided by a full-year contribution from our recent acquisitions.

We expect to benefit from the growth we are seeing in the principal markets we serve. Additionally, our work to improve productivity, together with our R&D investment and acquisition activity, should help us to increase our share of these markets. Therefore, looking further forward, I am confident that Smiths is on track to deliver growth, with each of our businesses contributing to an improving performance.

Keith Butler-Wheelhouse
Chief Executive

Summary performance

Aerospace

Smiths Aerospace comprises two distinct business units. Smiths Aerospace Systems designs and manufactures digital, electrical and mechanical systems for military and commercial aircraft. Smiths Aerospace Components supplies high-value components to the principal engine manufacturers.

Customers are the major airframe platform and engine manufacturers worldwide, and, for service and support, defence departments and airlines.

Detection

Smiths Detection designs and manufactures equipment to detect and to identify explosives, weapons, contraband and dangerous substances.

The customers are airport, transportation and customs authorities, emergency services, civic authorities and defence departments.

Medical

Smiths Medical is a supplier of specialist medical devices to global markets. Smiths Medical comprises three product groupings: Safety Devices, Critical Care and Medication Delivery & Patient Monitoring.

Specialty Engineering

The Specialty Engineering division comprises four businesses:

John Crane provides mechanical rotating seals used in process plants.

Interconnect supplies components and sub-systems for connecting, protecting and controlling critical electronic and radio frequency systems.

Flex-Tek provides ducting and hosing for a wide range of applications, mainly for heating & ventilation and domestic equipment.

Marine Systems supplies marine electronics and charts.

Continuing activities

	2005 Sales £m	2005 Profits £m	2004 Sales £m	2004 Profits £m
Aerospace	1,158	117.9	1,006	99.7
Detection	367	66.8	317	55.6
Medical	563	108.2	487	91.6
Specialty Engineering	929	127.5	868	113.2
Total sales	3,017		2,678	
Headline* operating profit		420.4		360.1
Interest		(22.9)		(13.0)
Pensions financing		15.1		3.2
Headline* pre-tax profit		412.6		350.3
Headline* EPS		54.3p		45.9p

*before amortisation and impairment of goodwill and other intangible assets, and exceptional items

Discontinued activities

	2005 £m	2004 £m
Total sales	–	55.0
Operating profit	–	0.3
Interest	–	(2.4)
Pre-tax profit	–	(2.1)

Continuing and discontinued activities

	2005 £m	2004 £m
Total sales	3,017	2,733
Headline* operating profit	420.4	362.3
Amortisation of goodwill**	(61.0)	(39.0)
Operating exceptional items	(48.2)	(30.9)
Statutory operating profit	311.2	292.4
Non-operating exceptional items	6.4	19.9
Interest	(22.9)	(15.4)
Pensions financing	15.1	3.2
Pre-tax profit	309.8	300.1
EPS	39.3p	38.0p

**goodwill amortisation includes impairment and amortisation of intangible assets

Market analysis

Sales


Specialty Engineering
Aerospace
Medical
Detection

Headline profit


Specialty Engineering
Aerospace
Medical
Detection

Analysed by origin

Sales


RoW
Europe
UK
North America

Headline profit


RoW
UK
Europe
North America

Operating and financial review online


Annual report and accounts 2005
Smiths Group plc
smiths
Operating and financial review
Group activities
Strategy
Changes in the Group composition
Accounting policies
Review of operations
Divisional developments and performance
Aerospace
Detection
Medical
Specialty Engineering

A comprehensive Operating and Financial Review is available online at www.smiths-group.com within the Investor Centre. This provides a detailed commentary on Smiths strategy, Group and divisional performance, legal issues, risks and uncertainties, and our approach to corporate responsibility.

Operating and financial review contents

www.smiths-group.com/reportarchive.htm

Board of directors

01. Donald Brydon, CBE Chairman†▲
Aged 60, British. Donald Brydon was appointed to the Board in April 2004, becoming Chairman on 21 September 2004. He was previously Chief Executive of AXA Investment Managers SA and prior to that had been Chairman and Chief Executive of BZW Investment Management. He is non-executive Chairman of the London Metal Exchange and AXA Investment Managers SA and a non-executive director of ScottishPower plc. He was formerly Chairman of Amersham plc. Additionally, he is Chairman of the Code Committee of the Panel on Takeovers and Mergers (UK).

Chairman of the Nomination Committee.

02. Keith Butler-Wheelhouse Chief Executive
Aged 59, British. Keith Butler-Wheelhouse was appointed to the Board in August 1996 and became Chief Executive in November 1996. He was previously President and Chief Executive Officer of Saab Automobile in Sweden and prior to that had been Chairman and Chief Executive of Delta Motor Corporation in South Africa.

03. Robert O'Leary Non-executive director*†
Aged 61, US citizen. Robert O'Leary was appointed to the Board as a non-executive director in September 1997. He is Chairman of Valeant Pharmaceuticals International. He formerly served as Chairman and Chief Executive Officer of Valeant from June 2002 to January 2005. He was formerly Chairman and Chief Executive Officer of Premier Inc. and of American Medical International. He is a member of the Boards of Directors of Thermo Electron Corporation and of Viasys Healthcare Inc.

04. Sir Nigel Broomfield, KCMG Non-executive director*†
Aged 68, British. Sir Nigel Broomfield was appointed to the Board in December 2000 having been a non-executive director of TI Group plc since 1998. He is Chairman of Leonard Cheshire and President of the German-British Chamber of Commerce and Industry. He transferred from the Army to the Foreign Service in 1968. His last post was as British Ambassador to the Federal Republic of Germany from 1993 to 1997.

05. John Ferrie, CBE Group Managing Director, Aerospace
Aged 58, British. John Ferrie was appointed to the Board in April 2000 and became Group Managing Director, Aerospace, in August 2000. He previously worked at Rolls-Royce plc for 35 years. He completed an Engineering Doctorate in 1998 and is a Fellow of the Royal Academy of Engineering. He is a non-executive director of Westbury plc.

06. David Lillycrop General Counsel
Aged 49, British. David Lillycrop was appointed to the Board in December 2000, having been an executive director of TI Group plc since June 1998. He joined TI Group in 1989, becoming Group Company Secretary in 1991 and, additionally, General Counsel in 1997. A barrister, he was previously Director of Legal Affairs at Quaker Oats Ltd. Chairman of TI Pension Trustee Ltd. 1997 to July 2005.

07. Alan Thomson Financial Director
Aged 59, British. Alan Thomson was appointed to the Board as Financial Director on joining the Company in April 1995. He was previously Finance Director of Rugby Group plc and prior to that had worked for Courtaulds plc, Rockwell International Corporation and Raychem Ltd. He is a non-executive director of Johnson Matthey plc.

08. Sir Julian Horn-Smith Non-executive director†
Aged 56, British. Sir Julian Horn-Smith was appointed to the Board as a non-executive director in February 2000. He is Deputy Chief Executive Officer of Vodafone Group Plc, Chairman of the Supervisory Board of Mannesmann AG and director of Verizon Wireless in the United States. He is also a non-executive director of Lloyds TSB Group plc.

Chairman of the Remuneration Committee.

09. John Langston Group Managing Director, Specialty Engineering
Aged 55, British. John Langston was appointed to the Board, as head of Sealing Solutions, in December 2000, was subsequently Group Managing Director, Detection and became Group Managing Director, Specialty Engineering on 1 August 2004. He had been a director of TI Group plc since October 1998. He joined TI Group in 1993, becoming Chief Executive of Bundy Automotive in 1996 and Chief Executive of TI Specialty Polymer Products in 1998. He formerly worked for Lucas Industries.

10. David Challen, CBE Non-executive director*†
Aged 62, British. David Challen was appointed to the Board on 21 September 2004. He is Vice-Chairman of Citigroup European Investment Bank and former Chairman of J Henry Schroder & Co Ltd. He is a non-executive director of Anglo American plc.

Chairman of the Audit Committee.

11. The Rt Hon Lord Robertson of Port Ellen, KT, GCMG, FRSE, PC
Non-executive director*▲
Aged 59, British. Lord Robertson was appointed to the Board in February 2004. He was the 10th Secretary General of NATO from August 1999 to December 2003, and UK Secretary of State for Defence from 1997 to 1999. He was Member of Parliament for Hamilton and then Hamilton South from 1978 to 1999. He is Executive Deputy Chairman of Cable & Wireless plc, a non-executive director of Weir Group plc, and an advisor to the Cohen Group (USA), the Royal Bank of Canada Europe, BP and Englefield Capital. He is also Chairman of the John Smith Memorial Trust.

12. Peter Jackson Non-executive director*▲
Aged 58, British. Peter Jackson was appointed to the Board as a non-executive director in December 2003 and as senior independent director in September 2004. He recently retired as Chief Executive of Associated British Foods plc, the international food and retail group, a post he had held since June 1999. He had been a member of the ABF board since December 1992.

Senior independent director.

Committees
* Audit Committee
† Remuneration Committee
▲ Nomination Committee


01
02
03
04
05
06
07
08
09
10
11
12

Summary directors' report

Principal activities
The principal activities of the Company and its subsidiaries are the development, manufacture, sale and support of:

- aerospace systems, including integrated electronic and mechanical systems and precision components, for commercial and military aircraft;
- advanced security equipment, using trace detection and x-ray imaging to detect and identify explosives, chemical and biological agents, weapons and contraband;
- medical devices aligned to specific therapies, principally airway, pain and temperature management, infusion, needle protection, critical care monitoring and vascular access;
- mechanical seals used in industries ranging from petrochemical processing to aerospace; interconnect products to connect and protect safety-critical electrical and electronic equipment; marine navigation; ducting and hose assemblies.

The main manufacturing operations are in the UK, the Americas and Continental Europe.

Results and dividends
The results for the year to 31 July 2005 are set out in the summary consolidated profit and loss account on page 18. Sales for the year amounted to £3,017m, against £2,733m last year. The profit for the year after taxation amounted to £221m (2004: £213m). The 2005 results have been compiled in accordance with UK Generally Accepted Accounting Principles; the 2006 results will follow the International Financial Reporting Standards.

An interim dividend of 9.25p per ordinary share of 25p was paid on 27 April 2005. The directors recommend for payment on 18 November 2005 a final cash dividend on each ordinary share of 19.75p, making a total dividend of 29p for the year.

Business review and future developments
The development of the Company and its businesses during the year; the position at the year-end; and future developments are described in pages 1 to 8. The Company has published an Operating and Financial Review, which is available online, as explained on page 9.

Changes during the year
Acquisitions
- Dionar sp zo.o and Dionar Tools sp zo.o (minority shareholdings acquired 30 September 2004 for £0.8m cash).
- Integrated Aerospace, Inc. (shares acquired 24 November 2004 for US$110m cash).
- Tianjin Timing Seals Co. Ltd (shares acquired 2 December 2004 for £2.5m cash).
- Farran Technology Limited (shares acquired 15 February 2005 for €19m cash).
- US Seals, Inc. (assets acquired 16 March 2005 for US$11.8m cash).
- MedVest Holdings Corp. (shares acquired 21 March 2005 for US$655m cash).
- ChartCo Limited (B ordinary shares acquired 31 March 2005 for £0.5m cash).
- Gryphon Management Group Pty Limited (shares acquired 31 May 2005 for A$1.1m cash).
- Hi-Tech Holdings, Inc. (shares acquired 27 June 2005 for £9m cash).
- ETI Technology, Inc. (shares acquired 30 June 2005 for US$4m cash).
- Sevit SpA (assets acquired 30 June 2005 for £3.5m cash).

Post balance sheet events
Acquisitions
- Cross Match Technologies, Inc. (approx 40% shareholding acquired on 1 August 2005 in exchange for transfer of Smiths Heimann Biometrics GmbH).
- Farriam Custom Products, Inc. (assets acquired 1 August 2005 for £3.5m cash).
- John Crane Tianjin (34% minority shareholding acquired 22 September 2005 for £1.5m cash).
- Millitech Inc. (shares acquired 22 September 2005 for £19.0m cash).

Disposals
- EBTEC Corp. (shares sold 8 August 2005 for US$3.2m cash).
- pvb Critical Care GmbH (shares sold 9 September 2005 for £7.0m cash).

Charitable and political donations
Charitable donations – £635,000.

Political donations – None.

Directors
The directors at the end of the financial year are shown on page 10. Mr K Orrell-Jones retired on 21 September 2004 and Mr D H Brydon succeeded him as Chairman. Mr D J Challen was appointed as a non-executive director on the same day. On 16 November 2004 Sir Colin Chandler retired as a non-executive director; on 20 January 2005 Mr E Lindh retired as an executive director; and on 6 July 2005 Mr L H N Kinet retired as an executive director. The Company has announced that Mr A M Thomson will retire as planned at age 60 in September 2006 and will be succeeded at that time by Mr J Langston, currently Group Managing Director, Specialty Engineering.

Mr R W O'Leary, who has been a member of the Board for more than eight years, will retire at the Annual General Meeting. The Board has reviewed his effectiveness and concludes that his continued commitment as a member of the Board and the Audit and Remuneration Committees and his wide-ranging experience, particularly in the United States, are of great benefit to the Company. The Board considers that Mr O'Leary retains his independence and recommends to shareholders that he should be reappointed as a non-executive director.

The Combined Code provides that non-executive directors who have served more than nine years should be subject to annual reappointment. Although Mr O'Leary has not yet served nine years, the Board intends to comply with this provision and, accordingly, Mr O'Leary seeks reappointment until the conclusion of the 2006 Annual General Meeting.

A summary of the executive directors' service contracts and the directors' remuneration and interests in share options is contained in the Summary Directors' Remuneration Report on pages 14 to 17. Qualifying third party indemnity provisions were put into force during the year for the benefit of the directors and remain in force at the date of this report.

Directors' interests in the Company's shares

Director	Ordinary shares of 25p 31 July 2005	31 July 2004
Sir Nigel Broomfield	**103**	103
D H Brydon	**12,000**	12,000
K O Butler-Wheelhouse	**294,540**	212,685
D J Challen (appointed 21/09/04)	**2,000**	2,000†
J Ferrie	**92,030**	51,939
Sir Julian Horn-Smith	**6,682**	6,682
P J Jackson	**0**	0
J Langston	**85,954**	81,361
D P Lillycrop	**77,754**	70,043
R W O'Leary	**0**	0
Lord Robertson of Port Ellen	**0**	0
A M Thomson	**114,386**	72,014
Former directors		
Sir Colin Chandler (retired 16/11/04)	**0***	8,778
L H N Kinet (retired 06/07/05)	**24,218***	9,968
E Lindh (retired 20/01/05)	**108,463***	91,410
K Orrell-Jones (retired 21/09/04)	**3,226***	3,226

*indicates holding at date of retirement

†indicates holding at date of appointment

These interests include beneficial interests of the directors and their families in the Company's shares held in trusts and holdings through nominee companies. None of the directors has disclosed any non-beneficial interests in the Company's shares.

The technical interests of Mr Langston and Mr Lillycrop in 438,569 shares held by TI Group Jersey Employee Share Trust and the TI Group Employee Share Trust ceased on the disposal by the trusts of their holdings on 26 January 2005.

The Company has not been notified of any changes to the holdings of the current directors, their families and any connected persons between 31 July and 21 September 2005.

Share ownership
It is the Company's policy that executive directors should, over time, acquire a shareholding with a value equal to at least one and a half years' gross salary.

Interests in shares
As at 21 September 2005 the Company had been notified, pursuant to the Companies Act 1985, of the following material or notifiable interests in its issued share capital:

	No. of shares	Percentage of issued share capital†
Barclays PLC	22.6m	4.0%
Franklin Resources, Inc.	60.3m	10.7%
Legal & General Group plc	20.7m	3.7%
Janus Capital Management, LLC.	22.2m	3.9%
FMR Corp/Fidelity Investment Limited	39.7m	7.0%

†percentage of share capital in issue on 21 September 2005

Corporate Governance
The Company complies and has during the year complied with the July 2003 issue of the Combined Code, except that there was no senior independent non-executive director between 1 August and 21 September 2004 and the Chairman is a member of the Remuneration Committee. A detailed statement on how the Company complies with the Combined Code is set out in the Annual Report and Accounts 2005. PricewaterhouseCoopers LLP have reviewed the Company's statements as to compliance with the Combined Code to the extent required by the UKLA Listing Rules. The results of their review are included in the Annual Report and Accounts 2005.

Going concern
The Board's review of the accounts, budgets and forward plans, together with the internal control system, leads the directors to believe that the Company has ample resources to continue in operation for the foreseeable future. The accounts are therefore prepared on a going concern basis.

Payment of creditors
The Company's policy is to pay promptly in accordance with agreed terms. The average time to pay an invoice was 35 days for the parent Company and 48 days for the Group as a whole.

Annual General Meeting
The 2005 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 15 November 2005 at 2.30 pm.

Shareholders' resolutions
Shareholders will be asked to pass resolutions as special business at the Annual General Meeting:

- to authorise the directors to allot new shares and to renew the power granted to the directors under section 95 of the Companies Act 1985;
- to authorise the Company to make market purchases of the Company's shares;
- to extend the Company's savings-related SAYE Share Option Scheme for a further 10 years (see paragraph below).

An ordinary resolution will be proposed at the Annual General Meeting to approve the Directors' Remuneration Report.

SAYE Share Option Scheme
The Company adopted a SAYE Share Option Scheme in 1982 which was last approved by shareholders in November 1995. Invitations to apply for options cannot currently be issued after 28 November 2005. A resolution to extend the scheme for a further 10 years will be proposed at the Annual General Meeting. In accordance with the rules of the scheme, shareholder approval of this extension is required. At the same time, it is proposed that the name of the scheme be changed to the 'Smiths Group Sharesave Scheme' (to reflect the change in the Company's name since the scheme was last amended) and that certain minor modifications to the scheme be made to bring it into line with current regulations and practices. The proposed amendments will permit the issue of invitations to apply for options under the scheme up to 15 November 2015 (being the tenth anniversary of the date of the Annual General Meeting when the changes are proposed to be adopted).

The rules of the scheme, showing the proposed amendments, will be available for inspection as described in note 5 of the Notice of Annual General Meeting.

Auditors' Report
The report of the auditors on the accounts for the year ended 31 July 2005 was unqualified and did not contain a statement under either of sections 237(2) and 237(3) of the Companies Act 1985.

Reports and Accounts 2005
The Annual Report and Accounts 2005 constitutes the statutory Reports and Accounts for 2005 and is available in electronic form on our website, www.smiths-group.com. Printed copies may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of Summary

Financial Statements or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

Electronic proxy voting
Shareholders (who are not Crest members) may submit electronic proxy appointments and vote (or consciously not vote) on all resolutions to be proposed at this year's Annual General Meeting online by visiting the website www.sharevote.co.uk. Crest members, Crest personal members and Crest sponsored members should consult the Crest Manual or their sponsor or voting service provider for instructions on electronic proxy appointment and voting. Paper proxy cards will be distributed to all shareholders with the Notice of Annual General Meeting as usual.

Important information
If you are in any doubt as to what action you should take, you are recommended to consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised under the Financial Services and Markets Act 2000. If you have recently sold or transferred all your shares in Smiths Group plc please pass this document and the accompanying proxy form to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Recommendation
Your directors believe that all the proposals to be considered at the Annual General Meeting are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The directors intend to vote in favour of the resolutions in respect of their own shareholdings.

By Order of the Board

David P Lillycrop
Director and Secretary

765 Finchley Road
London NW11 8DS

22 September 2005

Independent auditors' statement to the members of Smiths Group plc

We have examined the summary financial statement of Smiths Group plc.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the summarised annual report (the Summary Financial Statement 2005) in accordance with applicable law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement within the summarised annual report with the annual financial statements, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of Section 251 of the United Kingdom Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summarised annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

This statement, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, 'The auditors' statement on the summary financial statement' issued by the Auditing Practices Board for use in the United Kingdom.

Opinion
In our opinion the summary financial statement is consistent with the annual financial statements, the directors' report and the directors' remuneration report of Smiths Group plc for the year ended 31 July 2005 and complies with the applicable requirements of Section 251 of the Companies Act 1985 and the regulations made thereunder.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

22 September 2005

Notes
(a) The maintenance and integrity of the Smiths Group plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Summary directors' remuneration report

Remuneration policy

The Remuneration Committee (the Committee) believes that the individual contributions made by the executive directors are fundamental to the successful performance of the Company.

The Committee has adopted a remuneration policy (which will continue to apply during 2005/06) with the following objectives:

(a) performance-related remuneration should seek to align the interests of executive directors with those of shareholders;

(b) a significant proportion of remuneration should be based on operational and financial performance both in the short and long term, as well as the individual contributions made by the executive directors; and

(c) the remuneration packages for executive directors should be competitive in terms of market practice in order to attract and retain executive directors of the highest calibre.

The following graph shows the Company's total shareholder return (TSR) performance over the past five years. As required by the Directors' Remuneration Report Regulations 2002, the Company's TSR is compared with a broad equity market index. The index chosen here is the FTSE 100 Index which provides an effective indication of the TSR performance of other leading UK-listed companies.

Five year historical TSR performance


Smiths
FTSE 100
£*
Value of hypothetical £100 holding
140
120
100
80
60
40
Jul 00
Jul 01
Jul 02
Jul 03
Jul 04
Jul 05

*Growth in the value of a hypothetical £100 holding over five years. FTSE 100 comparison based on 30 trading day average values.

Elements of remuneration

Executive directors' remuneration comprises: basic salary, benefits in kind, annual bonus and pension benefits. In addition, executive directors and senior executives participate in certain share-based incentive schemes, currently comprising the Smiths Industries 1982 SAYE Share Option Scheme, the Smiths Group Performance Share Plan (the Performance Share Plan) and the Smiths Group Co-Investment Plan (the Co-Investment Plan). The Performance Share Plan and the Co-Investment Plan were both approved at the Annual General Meeting in 2004. Executive directors continue to hold awards under predecessor schemes, being the Smiths Industries 1995 Executive Share Option Scheme (the 1995 Scheme) and the Smiths Industries Senior Executive Deferred Share Scheme (the Deferred Share Scheme). The annual bonus element and executive share incentives are linked to performance. The Committee regards participation in share-based incentive schemes as a key element in the executive directors' remuneration packages.

The first grant of awards under the Performance Share Plan to executive directors and senior executives (who consequently no longer receive grants under the 1995 Scheme) was made in December 2004. The Committee intends to make a further grant of awards in October 2005.

It is intended that the first opportunity for executive directors and senior executives to apply to invest in the Company's shares under the Co-Investment Plan will be provided in October 2005 and that no further awards will be made under the Deferred Share Scheme.

Further information on the share plans is set out below.

Salary and benefits in kind

Salaries are reviewed annually for each director; at the August 2004 review all directors' salaries increased by 4%. The Committee takes into account individual performance and experience, the size and nature of the role, the relative performance of the Company, pay policy within the Company and the salaries in comparable industrial companies. Benefits include a fully expensed company car (or an allowance in lieu), health insurance and, where appropriate, relocation and education expenses.

Bonuses

Executive directors are eligible to participate in an annual bonus plan based on a combination of corporate financial goals and individual achievements. The maximum level of bonus that may be awarded for the financial year 2005/06 is 100% (Chief Executive 120%) of salary.

In 2003/04 and 2004/05 a higher maximum level of bonus was available. This followed a review in 2002/03 from which, with the intention of enhancing shareholder value, restated strategic priorities resulted. In order to intensify the focus of executive directors on these priorities the maximum bonus level rose to 160% (Chief Executive 190%) of salary. Following the reduction in maximum bonus potential referred to above, the Committee intends to review this level annually to ensure that it remains appropriately competitive.

No further awards will be made under the Deferred Share Scheme, following the grant in December 2004 in respect of bonus earned in the year to 31 July 2004. Instead, executive directors and other senior executives will be eligible to participate in the Co-Investment Plan. Under this plan, participants will be able to invest up to the full amount of their annual bonus or, if greater, 25% of salary (in both cases, on an after-tax basis) in shares in the Company. If the participant remains in service for three years, he will, subject to the Company satisfying a performance condition, be eligible to receive a one-for-one matching share award (based on the pre-tax amount of salary or deferred bonus in question). The initial performance condition is that the Company's average return on capital employed over the performance period should exceed the Company's weighted average cost of capital over the same period by an average margin of at least 1% per annum. The Committee regards this condition as appropriate as it is a test of the operating efficiency of the Company. There will be no retesting of this performance condition.

Pensions

The Company operates a number of different pension arrangements for executive directors, generally reflecting the individual's pension arrangements at the time he was appointed to the Board. In some cases, the Company pays monthly salary supplements, of a percentage of salary approved by the Committee at the time of appointment, to enable the director to make his own pension provision. For other directors, final salary schemes provide a pension of up to two-thirds of final pensionable salary. The Company intends to continue to apply an earnings cap, on a basis similar to the pre-2006 Inland Revenue limit, to determine the proportion of overall pension payable by the regulated pension scheme, with the balance of pension provided by the Company; these arrangements substantially represent a continuation of current practice and involve no additional cost for the Company. Details of the salary supplement payments and other pension provisions are set out in the tables on this and the next page.

Directors' annual bonus payments and any gains under share option schemes are not pensionable.

Share options and performance shares

The Company operates a number of share incentive schemes for executive directors and other employees.

The Smiths Industries 1995 Executive Share Option Scheme was approved at the Annual General Meeting in 1995 and amended in 2001. For executive directors and other senior executives the 1995 Scheme has been replaced by the Performance Share Plan (they received their final grants of options under the 1995 Scheme in October 2003). However, the 1995 Scheme continues to cover approximately 400 executives whose awards are approved by the Committee. The operation of the 1995 Scheme is summarised on page 17.

Under the Performance Share Plan, the maximum value of share awards made to executive directors and other senior executives at the first grant in December 2004 was 150% of base salary and the Committee intends that this should remain as the maximum value of awards. However, the Committee has power in exceptional circumstances (such as the recruitment of an executive director) to make share awards up to a maximum value of 300% of base salary. Awards will be released after three years to the extent a performance condition is met. One-third of the award is subject to a TSR target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three-year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile. The remaining two-thirds of the award will be subject to an earnings per share (EPS) growth target (measured before exceptional items and goodwill amortisation). For the three-year cycle commencing in 2004/05, full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%. The same performance target will apply for the three-year cycle commencing in 2005/06.

The Committee considers the use of two measures, in these proportions, to be appropriate. The TSR performance measure is dependent on the Company's relative long-term share price performance, and therefore brings a market perspective to the Performance Share Plan. This is balanced by a key internal measure, EPS growth, which is critical to our long-term success and ties in with the Group's strategic goals. The Committee has determined these initial threshold and maximum vesting levels after considering the Company's historic performance, future plans and on the basis of external advice. The Committee considers that the achievement of compound annual EPS growth of 12% per annum is a suitably demanding target for maximum vesting in the light of the Group's diverse business. These target levels will be kept under periodic review by the Committee. There will be no retesting of either the TSR or EPS performance measures.

The Save-As-You-Earn Share Option Scheme, which is open to all UK employees with 12 months' service, is subject to UK legislation as to the amount that can be saved. Participants save a fixed sum per month for three or five years and may use the sum generated by their savings contracts to exercise the options which are usually granted at a 20% discount to the market price.

In the year to 31 July 2005, executive directors exercised share options and at 31 July 2005 held unexercised options as described in the table on page 17.

There were no changes in the options held by directors between 31 July and 21 September 2005. The Register of Directors' Interests (which is open to inspection) contains full details of directors' shareholdings and options to acquire shares in the Company.

Remuneration

The total remuneration of directors, excluding the value of shares to which certain directors may become entitled under the Deferred Share Scheme and also defined benefit pension arrangements, was as follows:

	2005 £000	2004 £000
Fees, salaries and benefits	**3,732**	3,839
Performance-related bonuses	**3,189**	2,541
Gain from exercise of share options	**1,005**	–
Incremental gain/(loss) from deferred share scheme exercises	**103**	(42)
Vesting of contingent share payments*	**1,841**	–
Payments in lieu of pension contribution	**627**	609
	10,497	6,947

*Two directors, Mr J Langston and Mr D P Lillycrop, had respective contingent interests in 125,000 and 100,000 Smiths shares arising from contractual arrangements entered into following the merger of TI Group plc with the Company. These interests vested on 27 September 2004 and their value on that date, including dividends accrued since 26 September 2001 (the effective date of the contractual arrangements), was £1,022,492 for Mr Langston and £818,027 for Mr Lillycrop. No consideration was payable for the shares and there was no performance condition.

The emoluments of the directors are set out below:

	Fees/salary		Benefits	Bonus	Payments in lieu of pension contribution	Total emoluments	
	2005 £000	2004 £000	2005 £000	2005 £000	2005 £000	2005 £000	2004 £000
Chairman							
D H Brydon	**218**	23	**3**	–	–	**221**	23
Chief Executive							
K O Butler-Wheelhouse	**787**	757	**52**	**1,116**	**394**	**2,349**	1,974
Executive directors							
J Ferrie	**380**	366	**67**	**280**	**152**	**879**	936
J Langston	**348**	335	**35**	**458**	–	**841**	621
D P Lillycrop	**332**	319	**65**	**402**	–	**799**	662
A M Thomson	**423**	407	**36**	**491**	–	**950**	743
Non-executive directors							
Sir Nigel Broomfield	**40**	40	–	–	–	**40**	40
D J Challen (appointed 21/09/04)*	**43**	–	–	–	–	**43**	–
Sir Julian Horn-Smith	**45**	42	–	–	–	**45**	42
P J Jackson	**53**	27	–	–	–	**53**	27
R W O'Leary	**40**	40	–	–	–	**40**	40
Lord Robertson of Port Ellen	**40**	18	–	–	–	**40**	18
Former directors							
K Orrell-Jones (retired 21/09/04)*	**34**	240	**11**	–	–	**45**	262
Sir Colin Chandler (retired 16/11/04)	**24**	80	–	–	–	**24**	80
L H N Kinet (retired 06/07/05)*	**324**	335	**143**	**216**	**81**	**764**	842
E Lindh (retired 20/01/05)*	**165**	335	**24**	**226**	–	**415**	679
	3,296	3,364	**436**	**3,189**	**627**	**7,548**	6,989

*During the periods from their dates of retirement to 31 July 2005 Messrs Orrell-Jones and Lindh received £26,660 and £63,625 respectively in cash and benefits under the terms of consultancy arrangements with them. From the date of his retirement as a director until 31 July 2005, Mr Kinet received £52,364 in cash and benefits (including education expenses) in respect of his continued employment under the terms of his service contract dated 24 January 2000 (as amended) which expires on 5 July 2006. During the period from 1 June 2004 until his appointment as a director on 21 September 2004, Mr Challen received £5,278 in respect of his role as an observer at Board and Board Committee meetings. With effect from 1 August 2005, Mr Lindh entered into a new consultancy agreement when he rejoined the Company to lead Smiths Medical on an interim basis.

1. Shares which may be awarded under the Deferred Share Scheme are as set out in the directors' share options table on page 17.

2. Under his service contract Mr Butler-Wheelhouse is entitled to a supplement equal to 50% of salary in lieu of full participation in Company pension arrangements (the Supplement). In prior years, Mr Butler-Wheelhouse has waived a small part of the Supplement in return for the Company contributing an equivalent amount to the Smiths Industries Pension Scheme (SIPS). During the year, the Remuneration Committee approved an arrangement, under which Mr Butler-Wheelhouse may, at any time prior to 5 April 2006, waive his entitlement to further amounts of Supplement (up to approximately £450,000 over the full period) in return for unfunded unapproved pension benefits of equivalent value granted by the Company. In accordance with Inland Revenue rules, Mr Butler-Wheelhouse will be entitled to convert the value of these unfunded unapproved pension benefits into funded benefits under SIPS within three months after 6 April 2006. The unfunded benefits will notionally accrue a bond-like return pending conversion. In connection with this arrangement Mr Butler-Wheelhouse waived during the year £178,383 of the Supplement otherwise due to him; the amount waived is included within the payment in lieu of pension contribution appearing in the table above. The Remuneration Committee is satisfied that this arrangement is cost-neutral to the Company having regard to its contractual obligation to pay the Supplement.

Pensions

	Age at 31 July 2005	Accrued entitlement at 31 July 2004 £000	Directors' contributions during the year £000	Additional pension earned during the year (excluding any increase for inflation) £000	Transfer value of accrued benefits at 31 July 2005 (A) £000	Transfer value of accrued benefits at 31 July 2004 (B) £000	The amount of (A – B) less contributions made by the director in 2005 £000	Accrued entitlement at 31 July 2005 £000
J Langston	55	141	8	14	2,618	2,094	516	159
D P Lillycrop	49	116	8	9	1,626	1,320	298	129
E Lindh (retired 20/01/05)*	60	236	13	12	4,971	4,308	650	251
A M Thomson	58	177	31	23	3,932	3,057	844	205

*Mr Lindh retired in January 2005 and his total accrued entitlement on retirement was £250,849 per annum. In accordance with the pension scheme rules he elected to receive a cash sum of £808,868 and a reduced pension of £202,330 per annum. His pension payment was increased on 1 May 2005, in accordance with the normal scheme increases and is £204,100 per annum at 31 July 2005.

An executive director's normal retirement age is 60. An early retirement pension, based on actual service completed, may be paid after age 50 and may be subject to a reduction on account of early payment. On death, a spouse's pension of two-thirds of the director's pension (or for death-in-service his prospective pension at age 60) is payable. All pensions in excess of the Guaranteed Minimum Pension (GMP) are guaranteed to increase at the lesser of (i) in the case of Messrs Lindh and Thomson, 5% per annum compound and, in the case of Messrs Langston and Lillycrop, 7% per annum compound and (ii) the annual increase in the Retail Prices Index. There has, however, been a long-standing practice of granting additional discretionary increases on pensions in excess of the GMP to bring them into line with price inflation.

Service contracts

The Company's policy is that executive directors are employed on terms which include a one-year rolling period of notice and provision for the payment of predetermined damages in the event of termination of employment in certain circumstances.

Chairman and non-executive directors

Non-executive directors (which term excludes the Chairman) were paid fees totalling £330,000 in the year to 31 July 2005. Their remuneration is determined by the Board in accordance with the Articles of Association. During the year, the basic fee was £40,000 per annum. The Chairman and the non-executive directors are not eligible for bonuses or participation in share schemes and no pension contributions are made on their behalf. The Chairman and the non-executive directors serve the Company under letters of appointment and do not have contracts of service or contracts for services.

Directors' share options and share awards

		Options and awards held on 31 July 2005	Options and awards held on 31 July 2004	Weighted average	Options exercised 2004/05					Options and awards granted 2004/2005			
Director	Scheme	Number	Number	Exercise price	Date exercised	Number	Exercise price	Market price at date of grant	Market price at date of exercise†	Date of grant	Number	Exercise price	Expiry date
K O Butler-Wheelhouse	95 ESOS	1,017,084	1,017,084	748.77p									
	SAYE	2,964	2,964	554.00p									
	DSS	133,890	113,661	0.10p	07/12/04	38,758	0.10p	674.00p	781.50p	07/12/04	58,987	0.10p	07/11/11
	PSP	151,119	0	n/a						07/12/04	151,119	n/a	07/12/07
J Ferrie	95 ESOS	426,923	426,923	725.54p									
	SAYE	2,775	2,775	608.00p									
	DSS	56,353	51,939	0.10p	07/12/04	22,438	0.10p	674.00p	781.50p	07/12/04	26,852	0.10p	07/11/11
	PSP	72,989	0	n/a						07/12/04	72,989	n/a	07/12/07
J Langston	95 ESOS	319,123	319,123	713.54p									
	SAYE	1,795	3,388	525.00p	04/08/04	1,593	608.00p	822.50p	708.00p				
	DSS	45,160	27,238	0.10p						07/12/04	17,922	0.10p	07/11/11
	TI 90 ESOS	104,030	104,030	1,021.58p									
	TI 99 ESOS	61,485	258,237	907.23p	12/01/05	98,376	661.23p	661.23p	815.00p				
					and 12/01/05	98,376	626.16p	626.16p	815.00p				
	PSP	66,821	0	n/a						07/12/04	66,821	n/a	07/12/07
D P Lillycrop	95ESOS	307,641	307,641	714.31p									
	SAYE	2,724	2,724	605.41p									
	DSS	44,845	43,792	0.10p	07/12/04	20,697	0.10p	674.00p	781.50p	07/12/04	21,750	0.10p	07/11/11
	TI 90 ESOS	125,919	125,919	1,025.23p									
	TI 99 ESOS	61,731	274,223	907.23p	21/03/05	106,246	661.23p	661.23p	834.50p				
					and 12/01/05	106,246	626.16p	626.16p	815.00p				
	PSP	63,737	0	n/a						07/12/04	63,737	n/a	07/12/07
A M Thomson	84 ESOS	0	62,500		08/04/05	62,500	480.00p	480.00p	890.00p				
	95 ESOS	511,848	511,848	735.87p									
	SAYE	2,775	2,775	608.00p									
	DSS	49,132	65,962	0.10p	07/10/04	7,272	0.10p	818.00p	765.50p	07/12/04	22,771	0.10p	07/11/11
					and 07/10/04	6,190	0.10p	865.00p	765.50p				
					and 08/05/05	9,555	0.10p	810.20p	890.00p				
					and 07/12/04	16,584	0.10p	674.00p	781.50p				
	PSP	81,213	0	n/a						07/12/04	81,213	n/a	07/12/07
Former directors													
L H N Kinet	95 ESOS	412,164^	412,164	726.37p									
(retired 6 July 2005)	SAYE	1,795^	3,388	525.00p	04/08/04	1,593	608.00p	822.50p	708.00p				
	DSS	22,625^	9,968	0.10p						07/12/04	12,657	0.10p	07/11/11
	PSP	66,821^	0	n/a						07/12/04	66,821	n/a	07/12/07
E Lindh	84 ESOS	0+	8,851		30/09/04	8,851	451.00p	451.00p	711.50p				
(retired 20 January 2005)	95 ESOS	490,921+	490,921	746.68p									
	SAYE	1,795+	3,388	525.00p	04/08/04	1,593	608.00p	822.50p	708.00p				
	DSS	35,534+	28,925	0.10p						07/12/04	6,609	0.10p	20/07/05

Key

84 ESOS The Smiths Industries (1984) Executive Share Option Scheme
95 ESOS The Smiths Industries 1995 Executive Share Option Scheme
SAYE The Smiths Industries 1982 SAYE Share Option Scheme
DSS The Smiths Industries Senior Executive Deferred Share Scheme
PSP The Smiths Group Performance Share Plan
TI 90 ESOS The TI Group (1990) Executive Share Option Scheme
TI 99 ESOS The TI Group 1999 Executive Share Option Scheme

^ options held by Mr L H N Kinet at the date of his retirement on 6 July 2005
+ options held by Mr E Lindh at the date of his retirement on 20 January 2005
† Mid-market closing quotation from the London Stock Exchange Daily Official List.

Options granted under the Smiths Industries 1995 Executive Share Option Scheme up to 2001 are subject to performance testing based on total shareholder return of the Company versus the total return of the General Industrials Sector of the FTSE All Shares Index. Options granted from 2002 are subject to a performance test based on growth in the Company's earnings per share exceeding the UK RPI Index plus a fixed percentage. There are no further performance criteria for the Smiths Industries (1984) Executive Share Option Scheme, The Smiths Industries Senior Executive Deferred Share Scheme or the TI Group Executive Share Option Schemes.

Awards under the Smiths Group Performance Share Plan will be released on the third anniversary of the date of grant subject to the extent the Plan's performance tests have been met. Two-thirds of awards are be subject to an earnings per share ('EPS') growth target (which will be measured before exceptional items and goodwill amortisation). Full vesting will occur if the compound annual growth in EPS is equivalent to 12% per annum. 25% vesting will occur if the compound annual growth in EPS is equivalent to 5% per annum, with vesting on a straight-line basis between 5% and 12%. One-third of awards are subject to a total shareholder return ('TSR') target relative to other FTSE 100 companies (excluding financial companies and investment trusts). For full vesting, the Company's TSR must be at or above the 75th percentile over the three-year performance period. 25% of the award will vest if the Company's TSR is at median. Awards will vest on a straight-line pro rata basis between median and 75th percentile.

Summary consolidated profit and loss account

	Year ended 31 July 2005				Year ended 31 July 2004				
	Ordinary activities £m	Amortisation and impairment of goodwill and other intangible assets £m	Exceptional items £m	Total £m	Ordinary activities £m	Discontinued businesses £m	Goodwill amortisation £m	Exceptional items £m	Total £m
Continuing operations	2,923.7			2,923.7	2,678.4				2,678.4
Acquisitions	93.1			93.1					
Discontinued businesses						55.0			55.0
Turnover	3,016.8			3,016.8	2,678.4	55.0			2,733.4
Continuing operations	399.0	(51.2)	(48.2)	299.6	360.1		(37.1)	(30.9)	292.1
Acquisitions	21.4	(9.8)		11.6					
Discontinued businesses						2.2	(1.9)		0.3
Operating profit	420.4	(61.0)	(48.2)	311.2	360.1	2.2	(39.0)	(30.9)	292.4
Non-operating exceptional items									
– exceptional property profit								12.1	12.1
– profit on disposal of businesses			8.7	8.7				7.8	7.8
– write-down of goodwill on anticipated future disposal			(2.3)	(2.3)					
Profit before interest and tax	420.4	(61.0)	(41.8)	317.6	360.1	2.2	(39.0)	(11.0)	312.3
Net interest payable	(22.9)			(22.9)	(13.0)	(2.4)			(15.4)
Other finance income									
– retirement benefits	15.1			15.1	3.2				3.2
Profit before taxation	412.6	(61.0)	(41.8)	309.8	350.3	(0.2)	(39.0)	(11.0)	300.1
Taxation	(107.3)	5.7	12.6	(89.0)	(92.8)		4.4	1.2	(87.2)
Profit after taxation	305.3	(55.3)	(29.2)	220.8	257.5	(0.2)	(34.6)	(9.8)	212.9
Dividends	(163.3)			(163.3)	(151.6)				(151.6)
Retained profit	142.0	(55.3)	(29.2)	57.5	105.9	(0.2)	(34.6)	(9.8)	61.3
Earnings per share									
Basic	54.3p	(9.8p)	(5.2p)	39.3p	45.9p		(6.2p)	(1.7p)	38.0p
Diluted	54.0p	(9.8p)	(5.2p)	39.0p	45.8p		(6.2p)	(1.7p)	37.9p

Statement of total recognised gains and losses

	2005 £m	2004 £m
Profit for the financial year attributable to shareholders	220.8	212.9
Exchange gain/(loss)	8.2	(45.0)
Taxation recognised on exchange gains/(losses):		
Current – United Kingdom	5.9	(0.4)
FRS17 – Retirement Benefits:		
Actuarial (losses)/gains on retirement benefit schemes – gross	(23.4)	145.5
Deferred tax credit/(charge) related thereto	11.8	(39.3)
	223.3	273.7

There is no material difference between the profit on ordinary activities or retained profit for the year stated above, and their historical cost equivalents.

Summary balance sheet

	Consolidated		Company	
	31 July 2005 £m	31 July 2004 £m	31 July 2005 £m	31 July 2004 £m
Fixed assets				
Intangible assets	**1,225.6**	728.2		
Tangible assets	**525.8**	423.5	**32.4**	26.1
Investments and advances – TI Automotive Limited preference shares	**325.0**	325.0		
– other	**3.5**	2.3	**1,945.5**	2,276.3
	2,079.9	1,479.0	**1,977.9**	2,302.4
Current assets				
Stocks	**570.0**	423.5		
Debtors – amounts falling due within one year	**727.2**	620.4	**19.1**	15.8
– amounts falling due after more than one year	**56.6**	9.2	**14.8**	3.7
Cash at bank and on deposit	**60.9**	449.2	**220.8**	168.2
	1,414.7	1,502.3	**254.7**	187.7
Creditors: amounts falling due within one year	**(1,027.5)**	(1,077.1)	**(483.4)**	(594.5)
Net current assets/(liabilities)	**387.2**	425.2	**(228.7)**	(406.8)
Total assets less current liabilities	**2,467.1**	1,904.2	**1,749.2**	1,895.6
Creditors: amounts falling due after more than one year	**(1,012.1)**	(499.6)	**(306.3)**	(309.7)
Provisions for liabilities and charges	**(102.3)**	(120.0)	**(3.1)**	(5.5)
Net assets excluding pension assets/liabilities	**1,352.7**	1,284.6	**1,439.8**	1,580.4
Pension assets	**94.2**	72.7		
Retirement benefit liabilities	**(242.1)**	(234.8)	**(38.3)**	(39.9)
Net assets including pension assets/liabilities	**1,204.8**	1,122.5	**1,401.5**	1,540.5
Capital and reserves				
Called up share capital	**140.9**	140.3	**140.9**	140.3
Share premium account	**197.5**	183.0	**197.5**	183.0
Revaluation reserve	**1.7**	1.7	**0.5**	0.5
Merger reserve	**234.8**	234.8	**180.5**	180.5
Profit and loss account	**629.9**	562.7	**882.1**	1,036.2
Shareholders' equity	**1,204.8**	1,122.5	**1,401.5**	1,540.5

The summary financial statement was approved by the Board of Directors on 22 September 2005 and signed on its behalf by:

Keith Butler-Wheelhouse
Chief Executive

Alan M Thomson
Financial Director

Summary cash-flow statement

	Year ended 31 July 2005 £m	Year ended 31 July 2004 £m
Reconciliation of operating profit to net cash inflow from operating activities		
Operating profit	311.2	292.4
Operating exceptional items	48.2	30.9
Operating profit before exceptional items	359.4	323.3
Amortisation and impairment of goodwill and other intangible assets	61.0	39.0
Depreciation of tangible fixed assets	77.0	72.1
Retirement benefits	(16.5)	(22.9)
Increase in stocks	(91.2)	(2.4)
Increase in debtors	(53.6)	(78.8)
Increase in creditors	48.8	52.6
Net cash inflow from normal operating activities	384.9	382.9
Exceptional expenditure	(35.2)	(23.0)
Net cash inflow from operating activities	349.7	359.9

Cash-flow statement

Net cash inflow from operating activities	349.7	359.9
Returns on investments and servicing of finance	(19.9)	10.5
Tax paid	(77.9)	(61.5)
Capital expenditure (less asset sale proceeds)	(104.9)	(53.9)
	147.0	255.0
Acquisitions and disposals	(409.5)	291.4
Equity dividends paid	(154.5)	(145.6)
Management of liquid resources	398.9	(383.7)
Financing	53.0	21.2
Increase in cash	34.9	38.3
Reconciliation to net debt		
Net debt at 1 August	(272.7)	(715.1)
Increase in cash	34.9	38.3
(Decrease)/increase in short-term deposits	(398.9)	383.7
Increase in other borrowings	(38.4)	(8.0)
Term debt acquired with acquisitions	(188.8)	
Exchange (loss)/gain	(66.9)	28.4
Net debt at 31 July	(930.8)	(272.7)

Financial calendar

2005

September
22 Preliminary announcement of results for 2004/05

October
19 Ordinary shares final dividend ex-dividend date
21 Ordinary shares final dividend record date

November
15 Annual General Meeting
18 Ordinary shares final dividend payment date

2006

March
15* 2005/06 interim results announced
22* Ordinary shares interim dividend ex-dividend date
24* Ordinary shares interim dividend record date

April
21* Ordinary shares interim dividend payment date

July
31 Smiths Group financial year end

September
27* Preliminary announcement of results for 2005/06

November
1* Ordinary shares final dividend ex-dividend date
3* Ordinary shares final dividend record date
21* Annual General Meeting
24* Ordinary shares final dividend payment date

*Provisional date

The market value of an ordinary share of the Company on 31 March 1982 for the purposes of capital gains tax was 91.25p (taking into account the sub-division of 50p shares into 25p shares on 14 January 1985).

This Summary Financial Statement does not contain sufficient information to allow for as full an understanding of the results of the Group and the state of affairs of the Company or the Group as is provided in the full statutory Report and Accounts for 2005, which may be obtained, free of charge, by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or can be downloaded from the Company's website – www.smiths-group.com

The 2005 Annual General Meeting will be held at The Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 15 November 2005 at 2.30 pm.

Registered Office
Smiths Group plc
765 Finchley Road
London NW11 8DS
Incorporated in England No 137013

T +44 (0)20 8458 3232
F +44 (0)20 8458 4380
E plc@smiths-group.com
www.smiths-group.com

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA

T 0870 600 3970 (United Kingdom)
T +44 (0)1903 502541
www.lloydstsb-registrars.co.uk
www.shareview.co.uk

Auditors
PricewaterhouseCoopers LLP

Designed and produced by CGI London. Printed by royle corporate print. Main photography by Lee Funnel www.smiths-group.com

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE
11 OCTOBER TO 18 OCTOBER 2005

164	12/10/2005 : 11:40:00	Smiths Group PLC - Additional Listing
165	12/10/2005 : 12:43:00	Smiths Group PLC - Holding(s) in Company
166	13/10/2005 : 12:49:00	Smiths Group PLC - Holding(s) in Company
167	18/10/2005 : 09:24:00	Smiths Group PLC - Additional Listing
168	18/10/2005 : 10:46:00	Smiths Group PLC - Holding(s) in Company
169	18/10/2005 : 13:04:00	Smiths Group PLC - Annual Report and Accounts

DOCUMENTS SUBMITTED TO THE UK LISTING AUTHORITY DOCUMENT DISCLOSURE TEAM PURSUANT TO LISTING RULE 9.31

29 APRIL TO 18 OCTOBER 2005

Summary Financial Statement 2005	}	
Annual Report and Accounts 2005	}	Listing Rule LR 9.6.1
Notice of Annual General Meeting (2005)	}	
Form of Proxy for 2005 Annual General Meeting	}	

Regulatory Announcement

Go to market news section

RECEIVED

2005 OCT 31 P 1:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	12:49 13-Oct-05
Number	6313S

13 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: MORGAN STANLEY SECURITIES LIMITED

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION OF INTERESTS OF MORGAN STANLEY SECURITIES LIMITED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them : NOT DISCLOSED

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 13.10.2005

12. Total holding following this notification: 19,815,343 SHARES (AT 10 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 3.51%

14. Any additional information

    MORGAN STANLEY SECURITIES HAS TRANSFERRED FROM TIME TO TIME 19,504,150 SHARES TO A THIRD PARTY ON TERMS WHICH GIVES IT THE RIGHT TO REQUIRE THE RETURN OF AN EQUIVALENT NUMBER OF SHARES.

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 13.10.2005

** any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:24 18-Oct-05
Number	8013S

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 200,000 Ordinary shares of 25p each under the TI Group (1994) Savings Related Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	10:46 18-Oct-05
Number	8086S

18 OCTOBER 2005

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: SMITHS GROUP PLC

2. Name of shareholder with a major interest: FRANKLIN RESOURCES, INC.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   NOTIFICATION BY FRANKLIN RESOURCES, INC. AND ITS AFFILIATES WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK, LONDON	763,736
CHASE NOMINEES LIMITED	41,461,794
CITIBANK NOMINEES LIMITED	749,244
CLYDESDALE BANK PLC	583,210
EUROCLEAR	29,956
HSBC BANK	593,900
MELLON BANK	2,914,301
MERRILL LYNCH	394,400
NORTHERN TRUST COMPANY	1,548,982
ROYAL TRUST CORPORATION OF CANADA	1,621,464
STATE STREET NOMINEES LIMITED	5,664,694

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 25p

10. Date of transaction: NOT DISCLOSED

11. Date listed company informed: 18.10.2005

12. Total holding following this notification: 56,325,681 SHARES (AT 17 OCTOBER 2005)

13. Total percentage holding of issued class following this notification*: 9.98%

14. Any additional information

15. Name of contact and telephone number for queries: NEIL BURDETT - 020 8457 8229

16. Name and signature of authorised company official responsible for making this notification: NEIL BURDETT

17. Date of notification: 18.10.2005

* *any treasury shares held by the listed company should not be taken into account when calculating percentage*

END

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Regulatory Announcement

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Annual Report and Accounts
Released	13:04 18-Oct-05
Number	8285S

smiths

18 OCTOBER 2005

SMITHS GROUP PLC

LISTING RULE LR 9.6.3 R

The Company has forwarded copies of the documents listed below to the Document Viewing Facility of the UK Listing Authority, in compliance with Listing Rule LR 9.6.1 R.

1. Notice of Annual General Meeting;

2. Proxy Form;

3. Annual Report and Accounts 2005; and

4. Summary Financial Statement 2005.

The above-mentioned documents will shortly be available for viewing at the Document Viewing Facility, at the address below, from 9:00 am to 5:30 pm on every weekday except bank holidays.

Document Viewing Facility
UK Listing Authority
The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel : 020 7066 1000

The Annual Report and Accounts 2005 and the Summary Financial Statement 2005 are available online at the Company's website, www.smiths-group.com. Printed copies may be obtained by writing to The Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS.

END

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smiths

Notice of Annual General Meeting

Notice is hereby given that the ninety-first Annual General Meeting of Smiths Group plc will be held at the Banqueting Suite, Lord's Cricket Ground, Grace Gate, St John's Wood Road, London NW8 8QN on Tuesday 15 November 2005 at 2.30 pm for the following purposes:

Ordinary business

1. To adopt the reports of the directors and the auditors and the audited accounts for the year ended 31July 2005.

2. To approve the directors' remuneration report for the year ended 31 July 2005.

3. To declare a final dividend on the ordinary shares.

4. To reappoint Mr R W O'Leary as a director of the Company until the conclusion of the 2006 Annual General Meeting of the Company.

Note
As stated in the Directors' Report and Summary Directors' Report, Mr O'Leary will retire having been in office for more than 30 months since his last reappointment. He is a member of the Audit and Remuneration Committees of the Board. His biography is included in the Annual Report and Accounts 2005 and on the Company's website – www.smiths-group.com.

5. To reappoint PricewaterhouseCoopers LLP as auditors of the Company.

6. To authorise the directors to determine the remuneration of the auditors.

Special business

7. To consider and, if thought fit, pass the following ordinary resolution:

That, in accordance with Article 6 of the Articles of Association of the Company, the directors be and are hereby authorised to allot relevant securities having a nominal value not exceeding £47,010,371 in aggregate (such authority to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007) and that all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect.

8. To consider and, if thought fit, pass the following special resolution:

That the directors be and are hereby authorised to allot equity securities for cash:

(a) in accordance with article 7 of the Company's Articles of Association; and

(b) within section 94(3A) of the Companies Act 1985 as if section 89(1) of the Act did not apply

provided that the powers under paragraph (a) above (other than in connection with a rights issue) and paragraph (b) above shall be limited to the allotment of equity securities having a maximum nominal amount of £7,051,555 (such authorities to expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, 14 February 2007) and that all previous authorities under section 95 of the Act shall cease to have effect.

9. To consider and, if thought fit, pass the following special resolution:

That, in accordance with Article 11 of the Articles of Association of the Company, the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163 of the Companies Act 1985) of ordinary shares of 25p each in the capital of the Company ('ordinary shares') on such terms and in such manner as the directors of the Company may determine provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 56,412,445;

(b) the minimum price which may be paid for an ordinary share is 25p per ordinary share;

(c) the maximum price which may be paid for an ordinary share is an amount equal to 105% of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which the ordinary share is purchased;

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or, if earlier, on 14 February 2007; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase in pursuance of any such contract.

Note
The Companies Act 1985 enables listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares in accordance with the Act. Shares held in treasury in this manner will be available for resale by the Company and may also be used to satisfy share options and share awards under the Company's share schemes. Accordingly, if this resolution is passed at the Annual General Meeting, the directors will have the option of holding in treasury, rather than cancelling, any shares purchased in accordance with the resolution. The Board will have regard to any guidelines issued by investor groups which may be published at the time of any such purchase, holding or resale of treasury shares.

10. To consider and, if thought fit, pass the following ordinary resolution:

That:

(a) the amendments to the Smiths Industries 1982 SAYE Share Option Scheme (proposed to be renamed the Smiths Group Sharesave Scheme and hereinafter referred to as the 'Scheme'), as referred to in the Directors' Report contained in the Company's Annual Report and Accounts 2005 and as shown in the amended rules in the form produced to the meeting and initialled by the Chairman for the purpose of identification, be and are hereby approved;

(b) the directors be and are hereby authorised to cause such amendments to be adopted and to adopt any further amendments required by HM Revenue and Customs in order to maintain approval of the Scheme under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003; and

(c) the directors be and are hereby authorised to do all acts and things which they may consider necessary or expedient for implementing and giving effect to the same.

Note
For further details, please see the explanatory information in the Directors' Report that accompanied this Notice.

By Order of the Board

David P Lillycrop
Director and Secretary

Registered Office:
765 Finchley Road
London NW11 8DS

17 October 2005

General notes

1. The statutory Reports and Accounts for Smiths Group plc for 2005 are called the Annual Report and Accounts 2005. The full Directors' Remuneration Report 2005 is contained in the Annual Report and Accounts 2005. The first two items of business at the Annual General Meeting relate to the approval of the statutory Reports and Accounts for 2005 and the full Directors' Remuneration Report 2005. Shareholders who have not elected to receive the statutory Reports and Accounts for 2005 may obtain copies by writing to the Deputy Group Secretary, Smiths Group plc, 765 Finchley Road, London NW11 8DS (e-mail: secretary@smiths-group.com) or by downloading them from the Company's website (www.smiths-group.com). Shareholders who wish to receive the statutory Reports and Accounts (free of charge) instead of only the Summary Financial Statement or vice versa in future years should write to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA, quoting Reference 0282.

2. A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend the Meeting and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AZ, not later than 48 hours before the Annual General Meeting to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In the case of joint holders, the vote of the senior joint holder on the Register will be accepted to the exclusion of junior joint holders. For this purpose, the order in which the names of the joint holders stand on the register will determine seniority.

Shareholders wishing to appoint a proxy and register their proxy votes electronically should visit the website www.sharevote.co.uk. The on-screen instructions will give details on how to complete the appointment and voting process. Electronic proxy appointments and voting instructions must be received not later than 48 hours before the Annual General Meeting to be effective.

CREST members who wish to appoint a proxy or proxies through the CREST electronic proxy appointment service should follow the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 7RA01) not later than 48 hours before the Annual General Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings. The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Only those shareholders registered in the register of members of the Company at 6.00 pm on 13 November 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the register after 6.00 pm on 13 November 2005 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

4. Copies of the directors' service contracts and letters of appointment for non-executive directors and the directors' deeds of indemnity are available for inspection at the registered office of the Company and at the offices of Allen & Overy LLP, One New Change, London EC4M 9QQ during normal business hours until the conclusion of the Annual General Meeting on 15 November 2005 and, on the day of the Meeting, from 2.15 pm at the place of the Meeting until the close of the Meeting.

5. Copies of the Rules of the Smiths Industries 1982 SAYE Share Option Scheme, showing the proposed amendments, are available for inspection at the same locations and for the same periods as are referred to in Note 4. above.

6. Subject to the final dividend being approved at the Annual General Meeting, dividend warrants will be payable on 18 November 2005 to the ordinary shareholders on the register at the close of business on 21 October 2005.

7. Although copies of the Annual Report and Accounts or the Summary Financial Statement are distributed to shareholders and option-holders, only shareholders on the register at the relevant time or their proxies are entitled to attend or vote at the Annual General Meeting.

8. The Company is not a close company.

How to get there

Entrance:
Grace Gate, Lord's Cricket Ground, St John's Wood Road



Lord's Cricket Ground
St John's Wood
Grace Gate
Bicentenary Gate
East Gate
WELLINGTON ROAD
St John's Wood
ST JOHN'S WOOD ROAD
WELLINGTON ROAD
GROVE END ROAD
Lord's
ST JOHN'S WOOD ROAD
PARK ROAD
LISSON GROVE
Marylebone
EDGWARE ROAD
Edgware Road
MARYLEBONE ROAD
A40 (M)

Form of proxy

Please read the Notice of Meeting, the Directors' Report and the Directors' Remuneration Report before completing this form.

I/We, the undersigned, being a member of Smiths Group plc (the 'Company'), hereby appoint the

Chairman of the Meeting* ______________ as my/our proxy to attend and, on a poll, vote on my/our behalf at the Annual General Meeting of the Company to be held on 15 November 2005 and at any adjournment thereof.

In relation to the Resolutions set out in the Notice convening the Meeting, I/we desire the proxy to be used on the resolutions proposed at the Meeting as indicated below.

Please indicate your vote by marking the 'For' or 'Against' or 'Vote withheld' boxes in black ink like this: ▨. If you do not, your proxy will vote or withhold the vote at his/her discretion. If you withhold from voting on any resolution(s) your vote will not be counted in the calculation of the proportion of votes 'For' and 'Against' the resolution(s).

If any other proxy is desired, delete 'the Chairman of the Meeting' and insert in the box above the name of the proxy preferred.

Resolutions	For	Against	Vote withheld
1. Adoption of Reports and Accounts	☐	☐	☐
2. Approval of Directors' Remuneration Report	☐	☐	☐
3. Declaration of final dividend	☐	☐	☐
4. Reappointment of Mr R W O'Leary as a director	☐	☐	☐
5. Reappointment of PricewaterhouseCoopers LLP as auditors	☐	☐	☐
6. Auditors' remuneration	☐	☐	☐
7. Renewal of powers under Article 6 and section 80 of Companies Act 1985	☐	☐	☐
8. Renewal of powers under Article 7 and section 95 of Companies Act 1985	☐	☐	☐
9. Authority to make market purchases of shares	☐	☐	☐
10. Amendments to SAYE Share Option Scheme	☐	☐	☐

Fold here and return in the enclosed reply paid envelope

smiths

0282-013-4

REFERENCE NUMBER CARD I.D. ACCOUNT NUMBER

RECEIVED
2005 OCT 31 P 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Notes

The 'Vote withheld' boxes are provided to enable you to abstain from voting on any particular resolution. You should note, however, that a 'Vote withheld' is not a vote in law and will not be counted in determining the proportion of votes cast 'For' and 'Against' a resolution on a poll but will be counted in determining if a quorum is present.

A member entitled to attend and vote at the Annual General Meeting may appoint a proxy or proxies to attend the Meeting and any adjournment(s) thereof and, on a poll, vote on his behalf. A proxy need not be a member. Paper proxy forms must be received at Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6AZ, not later than 48 hours before the Annual General Meeting to be effective. In the case of a corporation, the appointment of a proxy must be executed either under its common seal or by a duly authorised officer or agent. In the case of joint holders, the vote of the senior joint holder on the Register will be accepted to the exclusion of junior joint holders. For this purpose, the order in which the names of the joint holders are recorded in the register of members will determine seniority.

Only those shareholders registered in the register of members of the Company at 6.00 pm on 13 November 2005 shall be entitled to attend or vote at the Annual General Meeting in respect of the number of shares registered in their respective names at that time. Changes to entries on the register after 6.00 pm on 13 November 2005 shall be disregarded in determining the rights of any person to attend or vote at the Annual General Meeting.

Information on voting electronically via the internet or through CREST is contained in the notes to the Notice of Meeting.

Completion of a proxy card (or submission of an electronic proxy appointment) does not prevent a shareholder from attending the Annual General Meeting and voting in person. In such circumstances, any appointment of a proxy would be automatically revoked.

Signature ______________ Date ______________ 2005

Your completed and signed proxy form should be posted, in the enclosed reply-paid envelope, to Lloyds TSB Registrars, The Causeway, Worthing BN99 6AZ, so as to arrive before 2.30 pm on 13 November 2005 (48 hours prior to the Annual General Meeting).